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Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

02 APR -4 AM 8:

Mr. Paul Dudek
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

SUPPL

02028273

April 2, 2002

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notification of a press release, dated February 14, 2002, regarding the collaboration agreement reached between Prisa and Banco Santander Central Hispano to develop educational and training projects on the Net. The notification (in Spanish) is attached as Item 1. An English language press release regarding the subject matter of the notification is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated March 1, 2002, regarding the second semi- annual report of the year 2001. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 4. The English version of the press release was not filed with the CNMV.

C. Notice of significant event (*Comunicación de hecho relevante*), dated March 22, 2002, regarding the notice of the General Shareholders' Meeting and related agenda. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 5. No English translations, versions or summaries of this document has been prepared.

D. Notification, dated March 22, 2002, regarding the resolution adopted by the Board of Directors, extending in one year the term for the execution of the Stock options that have been offered to the executives and significant employees of the Group. The Notification (in Spanish) is attached as Item 6. No English translations, versions or summaries of this document has been prepared.

Gran Vía, 32

Inscrita en el Registro Mercantil de Madrid al tomo 2.836 general, 2.159 de la Sección tercera del Libro de Sociedades, folio 54, hoja número 19.511. Número de Identificación Fiscal A-28297059.

E. Notice of significant event (*Comunicación de hecho relevante*), dated April 1, 2002, attaching the announcement of the notice of the General Shareholders' Meeting to be made public the 2nd April together with the following documentation to be at the disposal of the Shareholders thereafter: i) audited financial statements of the Company and its consolidated Group referred to the year 2001; ii) reports of the Board of Directors regarding the points number 7 and 8 of the Agenda together with the respective reports of the Auditor. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 7. No English translations, versions or summaries of this document has been prepared.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

Grupo PRISA

02 APR -4 AM 8:2

Santander Central Hispano

A la atención de las secciones de Educación y Economía

NOTA DE PRENSA

ACUERDO DE SANTANDER CENTRAL HISPANO Y PRISA PARA EL DESARROLLO DE PROYECTOS DE EDUCACIÓN Y FORMACIÓN EN INTERNET

El **BANCO SANTANDER CENTRAL HISPANO** y el **Grupo PRISA** han firmado un acuerdo marco de colaboración para la ejecución de proyectos empresariales relacionados con la formación y la enseñanza a través de Internet. Ambas compañías se comprometen a desarrollar conjuntamente actividades de educación y formación en los siguientes ámbitos de actuación:

- Prestación de todo tipo de servicios a la comunidad universitaria de habla hispana, especialmente a través de **Universia.net** -el portal universitario que **SANTANDER CENTRAL HISPANO** ha puesto en marcha junto a más de 300 universidades de los diez países de Latinoamérica y Portugal en los que opera-, **Santillana Formación**, el diario **El País**, y **Prisacom**, empresa del **Grupo PRISA** que se ocupa del desarrollo y explotación de proyectos, contenidos y servicios digitales.

- Diseño y aplicación de soluciones formativas para los profesionales de **PRISA** y **SANTANDER CENTRAL HISPANO** en España y Latinoamérica.

- Iniciativas conjuntas enfocadas a la capacitación del profesorado en Latinoamérica.

- Impulso de acciones que contribuyan a la consolidación y el desarrollo de la **Biblioteca Virtual Miguel de Cervantes**, un proyecto de colaboración entre **SANTANDER CENTRAL HISPANO** y la Universidad de Alicante para la digitalización y difusión en Internet de las obras clásicas literarias y científicas más importantes del patrimonio cultural en lengua española.

- Cooperación, a través de empresas propias y participadas, en relación con las telecomunicaciones y los servicios de Internet.

- Explotación de productos y servicios digitales en la red sobre economía y finanzas, dirigidos al consumidor final y al sector profesional.

El acuerdo, suscrito por Emilio Botín, presidente de **SANTANDER CENTRAL HISPANO**, y Jesús de Polanco, presidente del **Grupo PRISA**, tendrá una vigencia de tres años prorrogables, y prevé la creación de un Comité de Coordinación, en el que ambos Grupos estarán representados de forma paritaria. Dicho comité analizará las posibles iniciativas y áreas de desarrollo del acuerdo. También se ha creado un Comité de trabajo que definirá los términos de colaboración para cada proyecto específico.

Madrid, 14 de febrero de 2002

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

PRINT

PRESS RELEASES

Agreement between PRISA and Santander Central Hispano to develop educational and training projects on the Net

The Banco Santander Central Hispano and the Grupo PRISA have signed a framework collaboration agreement to carry out business projects related to training and teaching on the Internet. Both companies undertake to develop educational and training activities jointly in the following fields of action:

· Provision of all types of services to the Spanish-speaking university community, especially via Universia.net –the university portal that Santander Central Hispano has started up together with over 300 universities in the ten countries in Latin America and Portugal where it operates-, Santillana Formación, the daily EL PAÍS and Prisacom, a company in the Grupo PRISA responsible for the development and exploitation of projects, contents and digital services.

· Design and application of training solutions for the professionals of PRISA and Santander Central Hispano in Spain and Latin America.

· Joint initiatives focussed on training teaching staff in Latin America.

· Promotion of actions that contribute to the consolidation and development of the Miguel de Cervantes Virtual Library, a collaboration project between Santander Central Hispano and the University of Alicante for the digitalisation and circulation on the Internet of the most important classic literary and scientific works of the cultural heritage in the Spanish language.

· Cooperation, by means of own and affiliated companies, with regard to telecommunications and Internet services.

· Exploitation of digital products and services on the Net on economy and finances, aimed at end consumers and the professional sector.

The agreement, signed by Emilio Botín, the chairman of Santander Central Hispano , and Jesús de Polanco, the chairman of the Grupo PRISA, will be effective for three extendable years and includes the creation of a Coordination Committee, in which both Groups will be represented equally. This committee will analyse the possible initiatives and areas of development of the agreement. A work committee has also been created, which will define the collaboration terms for every specific project.

ITEM 3

REFERENCIA DE SEGURIDAD:

02 APR -4 AM 8:

GENERAL

INFORMACION CORRESPONDIENTE AL:

SEMESTRE	SEGUNDO	**AÑO**	2001

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
PROMOTORA DE INFORMACIONES, S.A.

Domicilio Social:	N.I.F.
C/ GRAN VÍA, 32, 6ª PLANTA	A28297059

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	Firma:
JUAN LUIS CEBRIAN ECHARRI, CONSEJERO DELEGADO DEL GRUPO PRISA. ESCRITURA 2387/99 DE 5 DE JULIO DE 1999.	

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

		Individual	Consolidado
I. Datos Identificativos del Emisor	0010	X	X
II. Variación del Grupo Consolidado	0020		X
III. Bases de Presentación y Normas de Valoración	0030	X	X
IV. Balance de Situación	0040	X	X
V. Cuenta de Pérdidas y Ganancias	0050	X	X
VI. Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII. Número de Personas Empleadas	0070	X	X
VIII.Evolución de los Negocios	0080	X	X
IX. Dividendos Distribuídos	0090	X	
X. Hechos Significativos	0100	X	X
XI. Anexo Explicativo Hechos Significativos	0110	X	X
XII. Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Las variaciones experimentadas en el perímetro de consolidación durante este periodo han sido las descritas en los anexo I adjunto.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

Durante el ejercicio 2001, se ha producido una ampliación de 10 a 20 años del plazo de amortización de algunos de los fondos de comercio del Grupo, con la finalidad de adaptar la amortización de dichos fondos de comercio a la situación derivada del nuevo entorno económico. El efecto en la cuenta de resultados derivado de no haberse llevado a cabo dicha ampliación hubiese supuesto un mayor gasto por amortización de 10 millones de euros.

Para el resto de la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, no se han producido variaciones respecto a los ejercicios anteriores en la aplicación de los principios, normas de valoración y criterios previstos en la normativa en vigor.

Las cifras correspondientes a ejercicios anteriores se expresaron en millones de pesetas. Los importes correspondientes a los ejercicios incluidos en la presente comunicación se han convertido a millones de euros, de acuerdo con lo previsto en la Ley 46/1998, de 17 de diciembre sobre introducción al euro.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

ANEXO 1

Incorporaciones al perímetro de consolidación

- **Diario El País Argentina, S.A.** La sociedad se constituye a 31 de diciembre de 2001. PRISA participa indirectamente en la misma en un 99,9967% a través de Diario El País, S.L.

- **Unión de Televisiones Gallegas, S.A.** PRISA participa indirectamente en la sociedad en un 24,99% a través de Promotora de Emisoras de Televisión, S.A. Se incorpora al consolidado en noviembre de 2001, pasando de ser cartera de valores a integrarse por puesta en equivalencia.

- **Ferrolvisión, S.L.** Se incorpora al consolidado en noviembre de 2001. PRISA participa indirectamente en la sociedad en un 24,99% a través de Unión de Televisiones Gallegas, S.A. Se consolida por el método de puesta en equivalencia.

- **Compostela Visión, S.L.** Se incorpora al consolidado en noviembre de 2001. PRISA participa indirectamente en la sociedad en un 24,99% a través de Unión de Televisiones Gallegas, S.A. Se consolida por el método de puesta en equivalencia.

- **Televisión Pontevedra, S.A.** Se incorpora al consolidado en noviembre de 2001. PRISA participa indirectamente en la sociedad en un 24,99% a través de Unión de Televisiones Gallegas, S.A. Se consolida por el método de puesta en equivalencia.

- **Radiotelevisión Compostela, S.L.** Se incorpora al consolidado en noviembre de 2001. PRISA participa indirectamente en la sociedad en un 24,99% a través de Unión de Televisiones Gallegas, S.A. Se consolida por el método de puesta en equivalencia.

- **Productora de Televisión de Córdoba, S.A.** La sociedad se constituye el 21 de septiembre de 2001. PRISA participa indirectamente en la sociedad en un 99,99% a través de Promotora de Emisoras de Televisión, S.A. Se consolida por el método de integración global.

- **Sistema Radiópolis, S.A. de C.V. (Grupo Televisa).** Sociedad de Radiodifusión mexicanan. PRISA adquiere una participación del 50% en la operadora de radio el 14 de octubre de octubre de 2001. Se consolida por el método de puesta en equivalencia.

- **Radio Comerciales, S.A de C.V.(Mexico)** PRISA participa indirectamente en la sociedad a través de Sistema Radiópolis S.A. de C.V. en un 50%. Se consolida por el método de puesta en equivalencia.

- **Cadena Radiodifusora Mexicana, S.A. de C.V. (México).** PRISA participa indirectamente en la sociedad a través de Sistema Radiópolis S.A. de C.V. en un 50%. Se consolida por el método de puesta en equivalencia.

- **Radiotelevisora de Mexicali S.A. de C.V. (México).** PRISA participa indirectamente en la sociedad a través de Sistema Radiópolis S.A. de C.V. en un 50%. Se consolida por el método de puesta en equivalencia.

- **Xezz, S.A. de C.V. (México).** PRISA participa indirectamente en la sociedad a través de Sistema Radiópolis S.A. de C.V. en un 50%. Se consolida por el método de puesta en equivalencia.

- **Radio Tapatía S.A. de C.V. (México).** PRISA participa indirectamente en la sociedad a través de Sistema Radiópolis S.A. de C.V. en un 50%. Se consolida por el método de puesta en equivalencia.

- **Radio Melodia S.A. de C.V. (México).** PRISA participa indirectamente en la sociedad a través de Sistema Radiópolis S.A. de C.V. en un 50%. Se consolida por el método de puesta en equivalencia.

ANEXO 1

- **Corporación Argentina de Radiodifusión, S.A.** La sociedad se constituye en diciembre de 2001. PRISA participa indirectamente en un 99,99% en la sociedad a través de Prisa División Internacional, S.L. Se consolida por el método de integración global.

- **Ediciones LM, S.L.** Sociedad titular de concesiones de radiodifusión sonora en las provincias de Ciudad Real y Toledo, cuyas emisoras están tradicionalmente asociadas a la Cadena Ser. Sociedad de Servicios Radiofónicos Unión Radio, S.L. entra en el accionariado de la sociedad el 5 de julio de 2001, adquiriendo un 30% de la misma. Esta cuota se incrementa posteriormente hasta el 50% mediante ampliación de capital que está pendiente de autorización administrativa. Se consolida por el método de puesta en equivalencia.

- **Teleonda Ciudad Real, S.L.** PRISA participa indirectamente en la sociedad en un 19,2% a través de Ediciones LM, S.L. Se consolida por el método de puesta en equivalencia.

- **Ciudad Real Noticias, S.A.** PRISA participa indirectamente en la sociedad en un 14,4% a través de Ediciones LM, S.L. Se consolida por el método de puesta en equivalencia.

- **Telecomunicaciones Empresariales del Sur, S.L.** PRISA participa indirectamente en la sociedad en un 19,7% a través de Ediciones LM, S.L. Se consolida por el método de puesta en equivalencia.

- **Valdepeñas Comunicación S.L. Sociedad de Servicios Radiofónicos Unión Radio, S.L.** entra en el accionariado de la sociedad el 5 de julio de 2001, adquiriendo un 50% de la misma. PRISA participa indirectamente en la sociedad en un 40%. Se consolida por el método de integración global.

- **Talavera Visión, S.L.** PRISA participa indirectamente en la sociedad en un 32,8% a través de Valdepeñas Comunicación, S.L. Se consolida por el método de integración global.

- **Instituto Universitario de Postgrado, S.A.** Se constituye el 12 de diciembre de 2001, con el objetivo de atender las demandas de formación de las empresas. PRISA participa indirectamente en la sociedad en un 51,9974% a través de Santillana Formación, S.L. (filial de Grupo Santillana de Ediciones, S.A.). Se consolida por el método de integración global.

- **Distribuidora y Editora Richmond, S.A. (Colombia).** Sociedad especializada en el desarrollo de textos en inglés para estudiantes de habla hispana, constituida el 26 de noviembre de 2001. PRISA participa indirectamente en la sociedad en 94,9% a través de Grupo Santillana de Ediciones, S.A. Se consolida por el método de integración global.

- **Grupo de Ediçoes Santillana, Ltda. (Brasil).** Sociedad editora del Grupo Santillana en Brasil, constituida en julio de 2001. PRISA participa indirectamente en la sociedad en un 99,999% a través de Grupo Santillana de Ediciones, S.A. Se consolida por el método de integración global.

- **Distribuidora Suma Limitada.** Sociedad que presta servicios de almacenaje y distribución, a parte de la comercialización de su sello Punto de Lectura, incorporada en el consolidado en diciembre de 2001. PRISA participa indirectamente en la sociedad en un 50% a través de Santillana del Pacífico, S.A. de Ediciones (Chile), filial en América del Grupo Santillana de Ediciones, S.A. Se consolida por el método de puesta en equivalencia.

- **Servicios de Valor Agregado Bolivia.Com, S.A. (Grupo Garafulic).** La sociedad, entre otras actividades, vende servicios de telecomunicaciones en servicios de valor agregado. PRISA participa indirectamente en la sociedad en un 32,50% a través de Inversiones Digitales, S.A. (Grupo Garafulic). Se consolida por el método de puesta en equivalencia.

- **Plural Entertaiment Inc.** La sociedad, cuya actividad comienza en el mes de mayo de 2001, pertenece en su totalidad a Plural Entertaiment España, S.L. PRISA participa indirectamente en la sociedad a través de Plural Entertainment España, S.L. Se consolida por el método de integración global.

ANEXO I

Salidas del perímetro de consolidación

- **Viajes Crisol, S.A.** El 30 de noviembre de 2001 se vende a Viajes Marsans la totalidad de la participación que PRISA tenía en la sociedad a través de Canal de Editoriales, S.A., filial de Grupo Santillana de Ediciones, S.A.

- **Inicia Comunicaciones, S.A.** El 31 de julio de 2001 Prisa vende a World Internet on Line, S.L., el 100% de las acciones de la sociedad.

- **Andalupaq, S.L.** La sociedad, dedicada a la distribución de paquetería, pasa de integrarse por puesta en equivalencia a ser cartera de valores. PRISA participa indirectamente en la misma en un 15,75% a través de Distrimedios, S.A.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Millones de Euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	0,12	0,17
II. Inmovilizaciones Inmateriales	0220	2,06	0,22
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	0,00	0,00
II.2. Otro Inmovilizado Inmaterial	0222	0,00	0,00
III. Inmovilizaciones Materiales	0230	71,62	69,96
IV. Inmovilizaciones Financieras	0240	626,35	535,33
V. Acciones Propias a Largo Plazo	0250	24,72	8,78
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255	0,00	0,00
B) INMOVILIZADO (1)	0260	**724,87**	**614,46**
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	0,00	0,00
I. Accionistas por Desembolsos Exígidos	0290	0,00	0,00
II. Existencias	0300	0,00	0,00
III. Deudores	0310	35,50	39,28
IV. Inversiones Financieras Temporales	0320	86,19	82,36
V. Acciones Propias a Corto Plazo	0330	0,00	0,00
VI. Tesorería	0340	0,09	0,64
VII. Ajustes por Periodificación	0350	0,06	0,47
D) ACTIVO CIRCULANTE	0360	**121,85**	**122,74**
TOTAL ACTIVO (A + B + C + D)	0370	**846,72**	**737,21**

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	21,88	21,88
II. Reservas	0510	410,10	369,77
III. Resultados de Ejercicios Anteriores	0520	0,00	0,00
IV. Resultado del Periodo	0530	62,38	69,00
V. Dividendos a Cuenta Entregados en el Ejercicio	0550	0,00	0,00
A) FONDOS PROPIOS	0560	**494,37**	**460,65**
B) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	0590	**0,93**	**0,87**
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	**11,73**	**19,09**
I. Emisión de Obligaciones y Otros Valores Negociables	0610	0,00	0,00
II. Deudas con Entidades de Crédito	0615	182,11	56,64
III. Deudas con Empresas del Grupo y Asociadas	0620	4,40	4,41
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		0,00
V. Otras Deudas a Largo	0630	15,95	51,52
D) ACREEDORES A LARGO PLAZO	0640	**202,46**	**112,57**
I. Emisión de Obligaciones y Otros Valores Negociables	0650	0,00	0,00
II. Deudas con Entidades de Crédito	0655	22,89	117,23
III. Deudas con Empresas del Grupo y Asociadas	0660	46,54	4,09
IV. Acreedores Comerciales	0665	3,17	1,25
V. Otras Deudas a Corto	0670	64,63	21,46
VI. Ajustes por Periodificación	0680	0,00	0,00
E) ACREEDORES A CORTO PLAZO (4)	0690	**137,23**	**144,03**
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	**846,72**	**737,21**

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Millones de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	90,59	100,00%	92,79	100,00%
+ Otros Ingresos (6)	0810	0,00	0,00%	0,00	0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820	0,00	0,00%	0,00	0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	**90,59**	100,00%	**92,79**	100,00%
- Compras Netas	0840	0,00	0,00%	0,00	0,00%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	0,00	0,00%	0,00	0,00%
- Gastos Externos y de Explotación (7)	0860	-8,53	-9,41%	-6,62	-7,14%
= VALOR AÑADIDO AJUSTADO	0870	**82,06**	90,59%	**86,17**	92,86%
+/- Otros Gastos e Ingresos (8)	0880	0,00	0,00%	0,00	0,00%
- Gastos de Personal	0890	-9,68	-10,68%	-6,83	-7,36%
= RESULTADO BRUTO DE EXPLOTACION	0900	**72,39**	79,91%	**79,33**	85,50%
- Dotación Amortizaciones Inmovilizado	0910	-4,25	-4,69%	-3,74	-4,04%
- Dotaciones al Fondo de Reversión	0915	0,00	0,00%	0,00	0,00%
- Variación Provisiones de Circulante (9)	0920	0,00	0,00%	0,00	0,00%
= RESULTADO NETO DE EXPLOTACION	0930	**68,14**	75,21%	**75,59**	81,46%
+ Ingresos Financieros	0940	8,86	9,78%	10,99	11,84%
- Gastos Financieros	0950	-11,79	-13,02%	-6,89	-7,42%
+ Intereses y Diferencias Cambio Capitalizados	0960	0,00	0,00%	0,00	0,00%
- Dotación Amortización y Provisiones Financieras (10)	0970	-1,28	-1,41%	-0,39	-0,42%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	**63,93**	70,57%	**79,30**	85,46%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	3,16	3,49%	0,00	0,00%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-29,50	-32,56%	-18,44	-19,87%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	0,00	0,00%	0,02	0,03%
+/- Resultados de Ejercicios Anteriores (14)	1026	0,00	0,00%	0,00	0,00%
+/- Otros Resultados Extraordinarios (15)	1030	-4,56	-5,03%	0,64	0,69%
= RESULTADO ANTES DE IMPUESTOS	1040	**33,03**	36,46%	**61,53**	66,31%
+/- Impuestos sobre Sociedades y Otros	1042	29,35	32,40%	7,48	8,06%
= RESULTADO DEL EJERCICIO	1044	**62,38**	68,86%	**69,00**	74,36%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Millones de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200	0,19	0,02
I. Gastos de Establecimiento	1210	15,37	8,08
II. Inmovilizaciones Inmateriales	1220	112,48	83,45
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	46,35	35,12
II.2. Otro Inmovilizado Inmaterial	1222	66,13	48,33
III. Inmovilizaciones Materiales	1230	311,62	265,41
IV. Inmovilizaciones Financieras	1240	171,73	167,84
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	24,72	8,78
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		0,00
B) INMOVILIZADO (1)	1260	**635,91**	**533,57**
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	**288,04**	**155,07**
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	**4,37**	**6,28**
I. Accionistas por Desembolsos Exigidos	1290	0,00	0,00
II. Existencias	1300	103,21	98,50
III. Deudores	1310	342,89	317,49
IV. Inversiones Financieras Temporales	1320	64,48	98,25
V. Acciones de la Sociedad Dominante a Corto Plazo	1330	0,00	0,00
VI. Tesorería	1340	31,22	23,84
VII. Ajustes por Periodificación	1350	8,24	4,61
E) ACTIVO CIRCULANTE	1360	**550,02**	**542,69**
TOTAL ACTIVO (A + B + C + D + E)	1370	**1.478,53**	**1.237,63**

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	21,88	21,88
II. Reservas Sociedad Dominante	1510	410,10	369,77
III. Reservas Sociedades Consolidadas (16)	1520	98,74	65,08
IV. Diferencias de Conversión (17)	1530	-13,29	-3,51
V. Resultados Atribuibles a la Sociedad Dominante	1540	76,68	92,63
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550	0,00	0,00
A) FONDOS PROPIOS	1560	**594,12**	**545,86**
B) SOCIOS EXTERNOS	1570	**27,22**	**23,42**
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	**0,00**	**0,00**
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	**1,60**	**1,06**
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	**24,65**	**23,87**
I. Emisión de Obligaciones y Otros Valores Negociables	1610	0,00	0,00
II. Deudas con Entidades de Crédito	1615	332,11	118,30
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	0,00	0,00
IV. Otras Deudas a Largo	1630	8,37	39,81
F) ACREEDORES A LARGO PLAZO	1640	**340,47**	**158,10**
I. Emisión de Obligaciones y Otros Valores Negociables	1650	0,00	0,00
II. Deudas con Entidades de Crédito	1655	134,52	207,85
III. Acreedores Comerciales	1665	173,59	152,39
IV. Otras Deudas a Corto	1670	177,61	122,59
V. Ajustes por Periodificación	1680	4,77	2,49
G) ACREEDORES A CORTO PLAZO (4)	1690	**490,48**	**485,32**
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695	0,00	0,00
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	**1.478,53**	**1.237,63**

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Millones de Euros

			EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
			Importe	%	Importe	%
+	Importe Neto de la Cifra de Negocio (5)	1800	1.158,31	100,00%	1.085,86	100,00%
+	Otros Ingresos (6)	1810	38,61	3,33%	22,40	2,06%
+/-	Variación Existencias Productos Terminados y en Curso	1820	0,00	0,00%	0,00	0,00%
=	VALOR TOTAL DE LA PRODUCCION	1830	**1.196,92**	103,33%	**1.108,26**	102,06%
-	Compras Netas	1840	-376,18	-32,48%	-342,79	-31,57%
+/-	Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	0,00	0,00%	0,00	0,00%
-	Gastos Externos y de Explotación (7)	1860	-320,89	-27,70%	-292,83	-26,97%
=	VALOR AÑADIDO AJUSTADO	1870	**499,85**	43,15%	**472,64**	43,53%
+/-	Otros Gastos e Ingresos (8)	1880	0,00	0,00%	0,00	0,00%
-	Gastos de Personal	1890	-311,94	-26,93%	-265,23	-24,43%
=	RESULTADO BRUTO DE EXPLOTACION	1900	**187,91**	16,22%	**207,41**	19,10%
-	Dotación Amortizaciones Inmovilizado	1910	-59,72	-5,16%	-53,50	-4,93%
-	Dotaciones al Fondo de Reversión	1915	0,00	0,00%	0,00	0,00%
-	Variación Provisiones de Circulante (9)	1920	-12,19	-1,05%	-7,09	-0,65%
=	RESULTADO NETO DE EXPLOTACION	1930	**116,00**	10,01%	**146,82**	13,52%
+	Ingresos Financieros	1940	19,90	1,72%	18,76	1,73%
-	Gastos Financieros	1950	-42,07	-3,63%	-23,80	-2,19%
+	Intereses y Diferencias Cambio Capitalizados	1960	0,00	0,00%	0,00	0,00%
-	Dotación Amortización y Provisiones Financieras (10)	1970	-1,28	-0,11%	-0,39	-0,04%
+/-	Resultados de Conversión (18)	1980	0,00	0,00%	0,00	0,00%
+/-	Participación Resultados Sociedades Puestas en Equivalencia	1990	9,35	0,81%	5,36	0,49%
-	Amortización Fondo Comercio Consolidación	2000	-15,16	-1,31%	-18,24	-1,68%
+	Reversión Diferencias Negativas de Consolidación	2010	0,00	0,00%	0,00	0,00%
=	RESULTADO ACTIVIDADES ORDINARIAS	2020	**86,74**	7,49%	**128,51**	11,83%
+/-	Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	26,30	2,27%	2,18	0,20%
-	Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	-15,61	-1,35%	-6,21	-0,57%
+/-	Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%	0,02	0,00%
+/-	Resultados de Ejercicios Anteriores (14)	2026		0,00%	0,00	0,00%
+/-	Otros Resultados Extraordinarios (15)	2030	-18,65	-1,61%	7,07	0,65%
=	RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	**78,78**	6,80%	**131,57**	12,12%
+/-	Impuesto sobre Beneficios	2042	-0,86	-0,07%	-36,05	-3,32%
=	RESULTADO CONSOLIDADO DEL EJERCICIO	2044	**77,93**	6,73%	**95,52**	8,80%
+/-	Resultado Atribuido a Socios Externos	2050	-1,25	-0,11%	-2,89	-0,27%

= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	**2060**	**76,68**	6,62%	**92,63**	8,53%

#

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejerc. Anterior	CONSO Ejerc. Actual
Ventas de periódicos y revistas	2100			270,54
Ventas de libros y derechos	2105			380,44
Ventas de publicidad	2110			461,57
Otros conceptos de cifra negocio	2115	16,48	14,06	162,59
Ajustes de Consolidación	2120			-116,83
Dividendos recibidos	2125	74,11	78,73	
	2130			
	2135			
	2140			
Obra Ejecutada Pendiente de certificar (*)	2145			
Total I. N. C. N	2150	**90,59**	**92,79**	**1.158,31**
Mercado Interior	2160	90,59	92,79	853,61
Exportación: Unión Europea	2170			32,75
Países O.C.D.E.	2173			85,83
Resto Países	2175			186,12

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejer. Anterior	CONSO Ejerc. Actual
TOTAL PERSONAS EMPLEADAS	3000	99	94	8.580

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentaciór esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resulta extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondc maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las part que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el seme: actual respecto a los comunicados en el trimestre anterior).

VEASE ANEXO II

LIDADO
Ejerc. Anterior
254,59
310,25
488,00
163,05
-130,03
1.085,86
867,99
29,89
66,15
121,83

LIDADO
Ejerc. Anterior
7.030

cumplimentación de
ingresos y de los
nción de resultados
sobre el fondo de
ctos de las partidas
ñía en el semestre

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Pesetas por acción	Importe (millones de Pesetas)
1. Acciones Ordinarias	3100	109,99	18,30	3.840
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

El cálculo del dividendo por acción no considera la autocartera de la sociedad dominante.

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de *sociedades cotizadas en bolsa determinantes* de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de *autocartera determinantes de la obligación* de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210	X	
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales	3220	X	
4. Aumentos y reducciones del capital social o del valor de los título	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administració	3250		X
7. Modificaciones de los Estatutos Sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o *internacionales (intercambio de paquetes accionariales, etc.)*	3330	X	
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

En el segundo semestre del año 2001 se han comunicado los siguientes hechos relevantes:

1) Con fecha 6 de Julio de 2001 y mediante la correspondiente autorización administrativa, **PRISA ha adquirido un 30% del capital de la sociedad Ediciones LM, S.L.** a través de la Sociedad de Servicios Radiofónicos Unión Radio, S.L., participación incrementada hasta el 50% mediante una ampliación de capital que está pendiente de autorización administrativa . Ediciones LM, S.L., es una sociedad titular de concesiones de radiodifusión sonora en las provincias de Ciudad Real y Toledo, cuyas emisoras están tradicionalmente asociadas a la Cadena SER.

2) A fecha 19 de Julio de 2001 el **Consejo de Administración de PRISA ha aprobado** por unanimidad los siguientes acuerdos:
- **Supresión del Comité de Retribuciones** creado por acuerdo del Consejo de Administración de 16 de mayo de 2000.
- **Constitución de la Comisión de Retribuciones y Nombramientos** prevista en el Reglamento del Consejo de Administración aprobado el 21 de Junio de 2001 y nombramiento de los consejeros miembros de la misma.
- **Constitución de la Comisión de Auditoría y Cumplimiento** prevista en el Reglamento del Consejo de Administración aprobado el 21 de Junio de 2001 y nombramiento de los consejeros miembros de la misma.

3) A fecha 31 de Julio de 2001 **PRISA vende a World Internet on Line, S.L., empresa filial de Tiscali, S.P.A., la totalidad de las acciones de Inicia Comunicaciones, S.A.**, empresa dedicada a la provisión de acceso a Internet. De esta manera, PRISA concentra su actividad en la red en la elaboración, distribución y explotación de contenidos a través de Prisacom, S.A. Adicionalmente, Tiscali, S.P.A. adquiere el compromiso de invertir 10 millones de euros en publicidad en los medios de comunicación del Grupo PRISA en los próximos cinco años.

4) Con fecha 2 de Agosto de 2001, **PRISA y Amena llegan a un acuerdo para el desarrollo de servicios y contenidos interactivos**, que supone una inversión de 12 millones de euros en los próximos dos años.

5) A fecha de 11 de octubre de 2001, **PRISA reestructura sus unidades de negocio** con el fin de dotarse de una organización más operativa y de impulsar una política general de reducción de costes. Las novedades más importantes consisten en la **creación de una Unidad de Educación y Formación, dos Unidades de Medios de Comunicación (Prensa, Radio y Televisión), una en España y otra Internacional, y la Unidad de Ocio y Entretenimiento**. Junto a ellas **continúan SOGECABLE, EL PAIS y PRISACOM como Unidades independientes.**

6) Con fecha de 14 de octubre de 2001 PRISA ha suscrito un contrato con Grupo Televisa, S.A, en virtud del cual PRISA ha adquirido un participación del 50% en la operadora de radio mexicana Sistema Radiópolis, S.A. de C.V. por un precio de 50 millones de dólares y una aportación de capital a la compañía de 10 millones de dólares.
El acuerdo alcanzado representa una alianza estratégica de PRISA con Televisa para el desarrollo de la radio en México.

7) Con fecha 28 de diciembre de 2001, **PRISA. comunica que ha adquirido 1.940.625 acciones de la propia compañía**, de acuerdo con la autorización otorgada por la Junta General Ordinaria de 19 de abril de 2001, que fue comunicada como hecho relevante.Con esta adquisición, la autocartera de PRISA, que ya poseía 9.000.000 acciones propias, alcanza el 5% del capital social.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de Enero de 1991, resulten obligadas a la presentación de un informe especial de sus autidtores de cuentas, cuando el informe de audotoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoria aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

NO APLICA

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL

(GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en millones de pesetas, sin decimales, efectuándose los cuadres por redondeo.
-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.
-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.
-. La información a incluir dentro del epígrafe Evolución de los Negocios deberá de permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

-. Definiciones:

(1) Las distintas rúbricas que componen el **Inmovilizado** y las Inversiones se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a doce (12) meses deberán reclasificarse, dentro de la rúbrica correspondiente, en **Acreedores a Corto Plazo.**

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad, deducidas las bonificaciones y demás reducciones sobre ventas así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la cifra de negocios.

(6) En la rúbrica **Otros Ingresos** se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmobilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica **Gastos Externos y de Explotación** se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.), los tributos (excepto el impuesto sobre beneficios) y otros gastos de gestión.

*La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluída la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas caracteristicas.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) La Dotación para Amortizaciones y Provisiones Financieras comprenderá las realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial y material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el período, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del período.
* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas **Resultados y Diferencias de Conversión** (aparece unicamente en consolidación) recojerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluído en el proceso de consolidación.

Grupo PRISA

PRISA INCREMENTA SUS INGRESOS UN 8% Y OBTIENE UN BENEFICIO NETO DE 76,7 MILLONES DE EUROS.

Principales acontecimientos del ejercicio 2001:

- **Crecimiento** de los **ingresos del 8 %**
- La orientación de sus actividades y **el fuerte liderazgo de PRISA** en la mayor parte de los sectores en los que opera determinan un comportamiento superior al del mercado frente a la desaceleración de la economía
- **Excelentes resultados** de **Santillana** en **Latinoamérica** y **España**
- Importante **impulso al desarrollo internacional** con las adquisiciones de la **Editora Moderna en Brasil y Radiópolis en México**
- **Diario As registra el mayor incremento de difusión entre los periódicos deportivos**
- **La inversión realizada asciende a 308 millones de euros**
- Desarrollo del **proyecto líder de televisión local** en España
- **Reestructuración de las Unidades de Negocio** para potenciar las eficiencias de las mismas y optimizar las sinergias entre las empresas del Grupo
- **Creación de la Unidad de servicios compartidos** para desarrollar economías de escala, reducir costes y mejorar servicios
- **Desinversión** en el servidor de acceso a Internet **Inicia** y en la **Red de Alta Frecuencia**

Durante 2001 la economía mundial ha hecho frente a uno de sus peores momentos en los últimos años. Las tres grandes áreas económicas del mundo -EEUU, la UE y Japón- han sufrido simultáneamente un proceso de desaceleración económica, cuando no de abierta recesión, agravada tras los ataques terroristas a Nueva York y el Pentágono del 11 de septiembre. El fuerte retraimiento de la actividad ha provocado un cambio en las expectativas de los consumidores y, en este difícil entorno, las empresas han tratado de adaptarse a la nueva situación llevando a cabo importantes políticas de reestructuración y de reducción de costes.

El Grupo PRISA es líder en gran parte de los sectores en los que opera, y este liderazgo le ha permitido comportarse mejor que el mercado y que el resto de sus competidores. No obstante, las circunstancias de un nuevo entorno más competitivo y en continuo cambio han demandado una reestructuración de las unidades de negocio de PRISA y la creación de una Unidad de Servicios Compartidos, cuyo objetivo es lograr una mayor racionalización de los costes y la creación de economías de escala entre las distintas empresas del Grupo.

El **mercado publicitario en España** mantenía un buen ritmo de crecimiento desde el ejercicio 1994, con aumentos de dos dígitos a partir del ejercicio 1997 y un comportamiento excepcional en el ejercicio 2000, año en el que se produjeron fuertes inversiones publicitarias en el desarrollo de las empresas de telecomunicaciones y de Internet. La reducción de las expectativas en este sector y la complejidad del entorno macroeconómico descrito han provocado que en el ejercicio 2001 se haya producido una fuerte caída. El conjunto de los ingresos publicitarios de PRISA, que representan un 36% del total de los ingresos de explotación, ha experimentado un descenso del 5,4%, mostrando un comportamiento muy por encima del registrado en el mercado publicitario español, cuya caída estimada durante este ejercicio ha sido del 11%. Los medios que más han acusado este declive han sido las televisiones generalistas y la prensa nacional.

En **Latinoamérica**, a pesar de la desfavorable coyuntura general, los crecimientos experimentados en los negocios del grupo han sido muy positivos. En la actualidad, la mayor parte de los ingresos en esta zona geográfica proceden del negocio editorial, que en 2001 tuvo un crecimiento del 40,1% gracias, entre otros motivos, a la incorporación de Editora Moderna en Brasil.

Argentina ha contribuido positivamente al total de las cifras del grupo en el ejercicio 2001, aportando 39,2 millones de euros de ventas y 3,5 millones de euros de resultado de explotación. Es importante señalar que estas ventas corresponden mayoritariamente a las de libros de texto en el segmento privado, un área que históricamente ha mostrado una mayor resistencia a los efectos de la crisis en períodos de recesión.

Las cuentas del ejercicio 2001 recogen en el resultado financiero las diferencias de cambio derivadas de la devaluación del peso argentino, por un importe de 2,7 millones de euros.

PRINCIPALES MAGNITUDES FINANCIERAS

Cuenta de resultados consolidada

	Enero-Diciembre 2001 MM€	Enero-Diciembre 2000 MM€	Variación %
Ingresos	1.196,9	1.108,3	8,0
EBITDA	187,9	207,4	(9,4)
EBIT	**116,0**	**146,8**	**(21,0)**
Resultado financiero	(23,5)	(5,4)	-
Resultado puesta en equivalencia	9,4	5,4	74,4
Amortización fondo de comercio	(15,2)	(18,2)	(16,9)
Resultado actividades ordinarias	**86,7**	**128,5**	**(32,5)**
Resultado extraordinario	(8,0)	3,1	-
Resultado antes de impuestos	**78,7**	**131,6**	**(40,1)**
Impuesto sobre beneficios	0,9	36,0	-
Resultado atribuido socios externos	1,2	2,9	(56,9)
Resultado neto	**76,7**	**92,6**	**(17,2)**

EVOLUCIÓN DEL NEGOCIO

Los ingresos de explotación presentan un incremento del 8% al alcanzar los 1.196,9 millones de euros, frente a los 1.108,3 millones de euros del año 2000.

El desglose de los ingresos por línea de actividad es el siguiente:

	Enero-Diciembre 2001 MM€	Enero-Diciembre 2000 MM€	Variación %
Ventas de publicidad	461,6	488,0	(5,4)
Venta de libros y derechos	380,4	310,2	22,6
Venta de periódicos y revistas	270,5	254,6	6,3
Ventas de música	29,1	23,1	26,0
Otros ingresos	203,9	175,4	16,3
Ajustes de Consolidación	(148,6)	(143,2)	3,8
Total cifra de negocio	**1.196,9**	**1.108,3**	**8,0**

- **Las ventas de publicidad** disminuyen un 5,4%. A pesar de la caída, las cifras alcanzadas en el ejercicio 2001 se sitúan por encima de las del ejercicio 1999.

- **Las ventas de libros y derechos** experimentan un crecimiento del 22,6%. La incorporación al perímetro de consolidación en 2001 de Editora Moderna en Brasil, así como un excelente comportamiento de todas las campañas de educación, tanto en España como en Latinoamérica, explican este fuerte avance.

- **Las ventas de periódicos y revistas** crecen un 6,3%. Las difusiones medias diarias de los principales periódicos durante el ejercicio 2001 (pendientes de verificar por OJD) han sido las siguientes:

	Enero-Diciembre 2001
El País	433.407
As	181.172
Cinco Días	25.535

- **Las ventas de música** muestran el positivo comportamiento de un negocio que se encuentra en fase de expansión a pesar de los efectos negativos sobre el conjunto del sector de la distribución y reproducción ilegal de CD´s. Horus, incorporada al perímetro de consolidación en 2001, ha aportado durante el ejercicio 2001 unas ventas de 4,8 millones de euros.

- **Los otros ingresos de explotación** se incrementan en un 16,3%, sobre todo gracias al aumento de ingresos de la división de Impresión y los procedentes de las Televisiones locales.

Además, se ha producido un **cambio en la composición de los ingresos** al pasar la publicidad a representar un 36% del total frente a un 42% en el mismo período del ejercicio 2000. Las ventas de libros y derechos ganan importancia en la composición de ingresos y pasan a representar un 32% frente a un 28% en el ejercicio anterior


1.196,9 MM €
1.108,3 MM €
14%
18%
36%
32%
12%
18%
42%
28%
2001
2000
Libros y derechos
Publicidad
Periódicos
Otros

El Ebitda se sitúa en 187,9 millones de euros, con una caída del 9,4% frente al año 2000.

El resultado de explotación (EBIT), alcanza los 116,0 millones de euros, frente a los 146,8 millones de euros registrados durante el mismo período del ejercicio anterior, lo que supone una caída del 21,0%. Ello se debe fundamentalmente:

- Al peor comportamiento de los ingresos publicitarios con una caída del 5,4%.
- Al resultado de explotación negativo de los nuevos negocios, entre los que se encuentran las televisiones locales (-12,1 millones de euros), Prisacom (-12,4 millones de euros) y la prensa regional (-6,7 millones de euros). Estos nuevos negocios están en plena fase de lanzamiento y con buenas perspectivas de crecimiento.

El resultado financiero fue de 23,5 millones de euros negativos, como consecuencia del mayor nivel de endeudamiento registrado durante el ejercicio 2001.

El resultado antes de impuestos fue de 78,7 millones de euros.

Se ha producido una ampliación de 10 a 20 años del plazo de amortización de algunos de los fondos de comercio, con la finalidad de adaptar la compañía al entorno económico de sus competidores.

E**l beneficio neto alcanza los** 76,7 millones de euros frente a los 92,6 millones de euros registrados en el 2001, lo que supone una disminución del 17,2 %.

Una modificación relativa a la tributación de las plusvalías pendientes de integrar en la base imponible del impuesto, generadas en los ejercicios 1996 a 2001 por venta de inmovilizado, ha permitido aplicar una deducción en la cuota del 17% sobre las mismas, al integrarse en su totalidad en el ejercicio 2001. Este efecto, junto con un ingreso por deducciones derivado de inversiones en Moderna y Radiópolis, han hecho que finalmente el gasto por impuesto de sociedades en el ejercicio 2001 sea de 0,9 millones de euros.

CONTRIBUCIÓN DE LATINOAMÉRICA

En el ejercicio 2001, la mayor parte de los ingresos del Grupo generados en Latinoamérica proceden del negocio editorial de Santillana.

La contribución de Latinoamérica a los ingresos y al resultado de explotación del grupo es la siguiente:

Ingresos


25%
España
Latam
75%

Resultado de Explotación: EBIT


30%
España
Latam
70%

INVERSIONES

El desglose de las inversiones, incluidas las inversiones corrientes, durante el ejercicio 2001 por Unidad de Negocio ha sido el siguiente:

INVERSIONES 2001	Mm€
Editorial (Incluye Moderna)	125
Prisa y Otros(Incluye Radiópolis)	95
Impresión	24
El País	20
TV locales	13
Radio	10
Prensa Especializada	7
Musica	10
Internet	4
Total	**308**

Durante el pasado ejercicio, PRISA ha destinado una gran parte de sus inversiones al desarrollo internacional, a través de la adquisición en Brasil de Editora Moderna por 80 millones de euros y la adquisición en México del 50% de Radiópolis por 66 millones de euros.

EVOLUCIÓN DE LA DEUDA

Las inversiones realizadas durante los últimos años han provocado un aumento del endeudamiento, situándose la deuda neta a finales de diciembre de 2001 en 371 millones de euros, lo que supone un incremento de 167 millones frente a la deuda neta a diciembre de 2000.

El ratio Deuda neta/Ebitda a 31 de Diciembre de 2001 es de 1,97.

EVOLUCION POR UNIDADES DE NEGOCIO

La evolución de los ingresos y el resultado de explotación de las distintas Unidades de Negocio del Grupo durante el ejercicio 2001 ha sido la siguiente:

INGRESOS DE EXPLOTACIÓN Millones de euros	Enero-Diciembre 2001	Enero-Diciembre 2000	Var (%)
El País	291,3	322,8	(9,8)
Otros medios impresos	226,1	212,1	6,6
Radio	186,1	183,7	1,3
Tv locales	7,7	1,0	-
Santillana	389,0	312,2	24,6
Prisacom	8,8	5,5	60,4
Música	39,1	23,5	66,5
Imprentas	97,1	90,2	7,7
GDM	82,5	85,8	(3,9)
Otros	17,8	14,7	21,5
Ajustes	(148,6)	(143,2)	3,8
Total	**1.196,9**	**1.108,3**	**8,0**

RESULTADO DE EXPLOTACIÓN (EBIT) Millones de euros	Enero-Diciembre 2001	Enero-Diciembre 2000	Var (%)
El País	57,0	73,5	(22,5)
Margen s/vtas	**19,6%**	**22,8%**	
Otros medios impresos	(8,9)	(1,2)	-
Margen s/vtas	**(3,9%)**	**(0,6%)**	-
Radio	31,5	34,3	(8,2)
Margen s/vtas	**16,9%**	**18,7%**	
TV locales	(12,1)	-	-
Margen s/vtas-			
Santillana	45,0	33,4	34,9
Margen s/vtas	**11,6%**	**10,7%**	
Prisacom	(12,4)	(11,7)	(5,7)
Margen s/vtas		-	
Música	2,0	(0,8)	-
Margen s/vtas	**5,1%**	**(3,3%)**	
Imprentas	14,1	14,7	(4)
Margen s/vtas	**14,5%**	**16,3%**	
GDM	7,2	8	(9,1)
Margen s/vtas	**8,8%**	**9,3%**	
Otros	(7,4)	(3,3)	
Total	**116,0**	**146,8**	**(21,0)**

EL PAÍS

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	291,3	322,8	(9,8)
Total gastos explotación	234,3	249,3	(6,0)
EBIT	57,0	73,5	(22,5)
%/Ventas	19,6%	22,8%	
EBITDA	66,6	83,8	(20,5)

Ingresos de explotación


MN €
322,8
291,3
360,0
300,0
240,0
180,0
120,0
60,0
0,0
2000
2001

Resultado de explotación (Ebit)


MN €
73,5
57,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
2000
2001

Principales acontecimientos durante el ejercicio 2001:

- **Los ingresos por publicidad**, que representan un 57% del total de los ingresos de explotación, han experimentado una caída del 16,1%. No obstante, las cifras de publicidad del ejercicio 2001 se sitúan por encima de los niveles alcanzados en el ejercicio 1999.

- **Los ingresos por circulación**, que representan un 40% del total de los ingresos, han experimentado un crecimiento del 6%. **La difusión media diaria** ha sido de 433.407 ejemplares, un 0,7% inferior a la media diaria registrada durante el ejercicio anterior. La difusión media los fines de semana ha alcanzado los 732.682 ejemplares, un 3,3% más que en el ejercicio 2000.

- **El precio de mercado del papel** experimentó una subida del 20% durante el ejercicio 2001. El impacto de esta subida fue inferior en el caso de EL PAÍS gracias a la existencia de stock a un coste inferior y a un ajuste de la paginación, que conjuntamente han llevado a que finalmente las compras y consumos disminuyan un 9,1% respecto al ejercicio anterior.

- **La política de contención y ahorro de costes** puesta en práctica durante el ejercicio ha permitido que, pese a la caída del mercado publicitario, el margen de ebit sobre ventas se sitúe en el 19,6%.

OTROS MEDIOS IMPRESOS

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	226,1	212,1	6,6
Total gastos explotación	235,0	213,2	10,2
EBIT	(8,9)	(1,2)	-
%/Ventas	(3,9%)	(0,6%)	
EBITDA	(3,3)	3,4	-


Ingresos de explotación
MN €
212,1
226,1
240,0
210,0
180,0
150,0
120,0
90,0
60,0
30,0
0,0
2000
2001


Resultado de explotación (Ebit)
MN €
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-10,0
-1,2
-8,9
2000
2001

Los principales acontecimientos durante el año 2001 han sido los siguientes:

- El empeoramiento del resultado de explotación obedece fundamentalmente a la prensa regional, que ha aportado durante el ejercicio 2001 un resultado de explotación negativo de 6,7 millones de euros.

- Diario As ha alcanzado una difusión media diaria de 181.172 ejemplares, un 15% más que la registrada en el ejercicio anterior.

- La difusión media diaria alcanzada por Cinco Días ha sido de 25.535 ejemplares, frente a los 28.287 ejemplares alcanzados el ejercicio anterior, como consecuencia, entre otros factores, de la mayor sensibilidad de la prensa económica ante la evolución general de la economía.

- Grupo Garafulic, líder en Bolivia de los sectores de prensa y TV, se incorpora por primera vez al perímetro de consolidación en el ejercicio 2001.

RADIO/CADENA SER

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	186,1	183,7	1,3
Total gastos explotación	154,7	149,4	3,5
EBIT	31,5	34,3	(8,4)
%/Ventas	16,9%	18,7%	
EBITDA	36,5	39,7	(7,1)


Ingresos de explotación
MN €
183,7
187,9
200,0
160,0
120,0
80,0
40,0
0,0
2000
2001


Beneficio de explotación (Ebit)
MN €
34,3
31,9
36,0
30,0
24,0
18,0
12,0
6,0
0,0
2000
2001

Principales acontecimientos durante el ejercicio 2001:

- Dentro **del mercado publicitario español**, la radio ha sido el sector que mejor se ha comportado durante este ejercicio 2001. La posición de liderazgo de PRISA le ha permitido ofrecer unos resultados por encima de los del mercado, incrementando los ingresos un 1,3% respecto al ejercicio anterior.

- **La venta de la Red de Alta Frecuencia** a Medialatina aportó un resultado extraordinario de 24 millones de euros a las cuentas consolidadas del Grupo. A raíz de esta venta, en el ejercicio 2001 se ha registrado un gasto adicional por el alquiler de dicha red, que explica en su mayor parte la disminución del resultado de explotación.

- En cuanto a **audiencia,** el último Estudio General de Medios ha confirmado una vez más el liderazgo absoluto de la SER en todas las franjas horarias en radio convencional y en radiofórmulas musicales.

TV LOCALES

	Enero-Diciembre 2001 MM €
Total Ingresos explotación	**7,7**
Total gastos explotación	**19,8**
EBIT	**(12,1)**
%/Ventas	
EBITDA	**(11,0)**

El negocio de las **televisiones locales**, que inició su actividad en el ejercicio 2000, se encuentra en plena fase de expansión. A 31 de Diciembre de 2001, PRISA cuenta con 28 participaciones directas, indirectas y acuerdos de asociación en 58 televisiones locales, que suponen una cobertura del 30% de la población.

EDITORIAL

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	**389,0**	**312,2**	**24,6**
Total gastos explotación	**343,9**	**278,8**	**23,4**
EBIT	**45,0**	**33,4**	**34,9**
%/Ventas	**11,6%**	**10,7%**	
EBITDA	**78,4**	**58,6**	**33,9**

Ingresos de explotación


MN €
420,0
360,0
300,0
240,0
180,0
120,0
60,0
0,0
312,2
389,0
2000
2001

Beneficio de explotación (Ebit)


MN €
48,0
40,0
32,0
24,0
16,0
8,0
0,0
33,4
45,0
2000
2001

Los acontecimientos más importantes durante el ejercicio 2001 han sido los siguientes:

- Excelente comportamiento de **las campañas de educación** tanto en España como en Latinoamérica, pese al difícil entorno económico.

- **Editora Moderna** se ha incorporado al Grupo en el ejercicio 2001, aportando unos ingresos de 48,9 millones de euros y un ebit de 2,8 millones de euros.

- El **desglose de los ingresos por área geográfica** en el ejercicio 2001 ha sido el siguiente:


España 37%
Latam 63%

- Reestructuración de la **cadena de tiendas Crisol**, que ha colocado a la compañía en una situación más competitiva de cara al futuro

MÚSICA

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2001 MM €	Var (%)
Total Ingresos explotación	39,1	23,5	66,5
Total gastos explotación	37,1	24,3	53,0
EBIT	2,0	(0,8)	-
%/Ventas	5,1%	(3,3%)	
EBITDA	3,9	(0,4)	-

El negocio de música, que inició su actividad a finales del año 1999, ha alcanzado durante este ejercicio 2001 un fuerte ritmo de crecimiento y un resultado de explotación positivo de 2,01 millones de euros, lo que supone un margen del 5,1%.

Los acontecimientos más importantes durante el ejercicio 2001 han sido los siguientes:

- Adquisición de la **discográfica Horus**
- Éxito de los lanzamientos de artistas, entre los que destacan los discos de Paulina Rubio, Tamara y Raúl.
- Venta de más de **2.000.000 de cd´s.**

PRISACOM

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	**8,8**	**5,5**	**60,4**
Total gastos explotación	**21,2**	**17,2**	**23,2**
EBIT	**(12,4)**	**(11,7)**	**(5,7)**
%/Ventas			
EBITDA	**(10,3)**	**(10,5)**	**(2,5)**

Los aspectos más relevantes son los siguientes:

- Con fecha 31 de Julio de 2001, PRISA vendió el ISP y el portal Inicia a Tiscali, por un importe de 8,2 millones de euros. A este importe hay que añadir los ingresos de 10 millones de euros derivados de los acuerdos comerciales incluidos en la operación.

VENTAS DE PUBLICIDAD EN MEDIOS (GDM)

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	**82,5**	**85,8**	**(3,9)**
Total gastos explotación	**75,2**	**77,8**	**(3,4)**
EBIT	**7,2**	**8,0**	**(9,1)**
%/Ventas	**8,8%**	**9,3%**	
EBITDA	**7,7**	**8,4**	**(8,2)**

Dada la naturaleza del negocio de esta Unidad, para poder analizar la evolución es necesario calcular los ingresos netos de explotación:

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Ventas de publicidad	**82,5**	**85,8**	**(3,9%)**
Compras, consumos y aprov.	**60,4**	**63,4**	**(4,8%)**
Ingresos netos explotación	**22,1**	**22,4**	**(1,4%)**

A pesar de la caída del 3,9% de la facturación publicitaria de los soportes gestionados por GDM, los ingresos netos tan sólo muestran una caída del 1,4%, gracias a la mejora de la rentabilidad media por cliente de la actual cartera respecto al ejercicio 2000.

Del total de la publicidad gestionada por GDM, aproximadamente el 20% corresponde a medios ajenos al grupo.

IMPRESIÓN

	Enero-Diciembre 2001 MM €	Enero-Diciembre 2000 MM €	Var (%)
Total Ingresos explotación	97,1	90,2	7,7
Total gastos explotación	83,1	75,5	9,9
EBIT	14,1	14,7	(4,0)
%/Ventas	14,5%	16,3%	
EBITDA	22,6	23,4	(3,5)

Dentro de los ingresos de explotación, los porcentajes correspondientes a Nacional/Exportación y Grupo/terceros han sido los siguientes:


Exportación:32%
Nacional:68%


Clientes del Grupo:36%
Clientes Terceros: 64%

BALANCE DE SITUACIÓN A 31 DE DICIEMBRE DE 2001

ACTIVO	Millones de euros 31/12/2001	31/12/2000
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0,19	0,02
I.Gastos de establecimiento	15.37	8,08
II.Inmovilizaciones inmateriales	112,48	83,45
III. Inmovilizaciones materiales	311,62	265,41
IV. Inmovilizaciones financieras	171,73	167,84
V. Acciones de la Sociedad dominante a L/P	24,72	8,78
VI. Deudores por operaciones de tráfico a L/P	-	-
B) INMOVILIZADO	**635,91**	**533,57**
C) FONDO DE COMERCIO DE CONSOLIDACIÓN	**288,04**	**155,07**
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**4,37**	**6,28**
I. Accionistas por Desembolsos exigidos	-	-
II.Existencias	103,21	98,50
III.Deudores	342,89	317,49
IV. Inversiones financieras temporales	64,48	98,25
V. Acciones Propias a C/P	-	-
VI. Tesorería	31,22	23,84
VII.Ajustes por periodificación	8,24	4,61
E) ACTIVO CIRCULANTE	**550,02**	**542,69**
TOTAL ACTIVO (A+B+C+D+E)	***1.478,53***	***1.237,63***
PASIVO		
I. Capital Suscrito	21,88	21,88
II. Reservas Sociedad Dominante	410,10	369,77
III.. Reservas Sociedades Consolidadas	98,74	65,08
IV. Diferencias de conversión	-13,29	-3,51
V. Resultados atribuibles a la Sociedad Dominante	76,68	92,63
VI. Dividendos a cuenta entregados en el ejercicio	-	-
A) FONDOS PROPIOS	**594,12**	**545,86**
B) SOCIOS EXTERNOS	**27,22**	**23,42**
C) DIFERENCIA NEGATIVA DE CONSOLIDACIÓN	-	-
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**1,60**	**1,06**
E) PROVISIONES PARA RIESGOS Y GASTOS	**24,65**	**23,87**
I. Emisión de obligaciones y otros valores negociables	-	-
II. Deudas con entidades de crédito	332,11	118,30
III. Acreedores por operaciones de tráfico a Largo Plazo	-	-
IV. Otras deudas a Largo	8,37	39,81
F) ACREEDORES A LARGO PLAZO	**340,47**	**158,10**
I. Emisión de obligaciones y otros valores negociables	-	-
II. Deudas con entidades de crédito	134,52	207,85
III. Acreedores comerciales	173,59	152,39
IV. Otras deudas a corto	177,61	122,59
V. Ajustes por periodificación	4,77	2,49
G) ACREEDORES A CORTO PLAZO	**490,48**	**485,32**
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	-	-
TOTAL PASIVO (A+B+C+D+E+F+G+H)	***1.478,53***	***1.237,63***

CUENTA DE RESULTADOS A 31 DE DICIEMBRE DE 2001

	Millones de euros		
CUENTA DE RESULTADOS	**31/12/2001**	**31/12/2000**	**%**
Importe neto de la cifra de negocios	1.158,31	1.085,86	6,7%
Otros ingresos	38,61	22,40	72,4%
Variación de existencias de Productos terminados y en curso			
VALOR TOTAL DE LA PRODUCCIÓN	**1.196,92**	**1.108,26**	**8%**
Compras netas	-376,18	-342,79	9,7%
Variación Existencias Mercaderias, Materias primas y Otras materias consumibles			
Gastos externos y de explotación	-320,89	-292,83	9,6%
VALOR AÑADIDO AJUSTADO	**499,85**	**472,64**	**5,8%**
Otros gastos e ingresos	-	-	
Gastos de personal	-311,94	-265,23	17,6%
RESULTADO BRUTO DE EXPLOTACIÓN	**187,91**	**207,41**	**-9,4%**
Dotación Amortizaciones inmovilizado	-59,72	-53,5	11,6%
Dotaciones al fondo de reversión	-	-	
Variación Provisiones de circulante	-12,19	-7,09	71,9%
RESULTADO NETO DE EXPLOTACIÓN	**116,00**	**146,82**	**-21%**
Ingresos financieros	19,90	18,76	6,1%
Gastos financieros	-42,07	-23,80	76,8%
Intereses y Diferencias de cambio capitalizados	-	-	-
Dotación amortizaciones y provisiones financieras	-1,28	-0,39	228,2%
Resultados de conversión	-	-	-
Participación resultados de sociedades puestas en equivalencia	9,35	5,36	74,4%
Amortización Fondo de comercio de consolidación	-15,16	-18,24	-16,9%
RESULTADO DE ACTIVIDADES ORDINARIAS	**86,74**	**128,51**	**-32,5%**
Resultados procedentes de Inmovilizado Inmaterial,y cartera de control	26,30	2,18	-
Variación de Provisiones de Inmovilizado Inmaterial, Material y cartera de control	-15,61	-6,21	151,4%
Resultados por operaciones con Acciones y Obligaciones propias	-	-	-
Resultados de ejercicios anteriores		-	-
Otros resultados extraordinarios	-18,65	7,09	-
RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	**78,78**	**131,57**	**-40,1%**
Impuesto sobre beneficios	-0,86	-36,05	-97,6%
RESULTADO CONSOLIDADO DEL EJERCICIO	**77,93**	**95,52**	**-18,4%**
Resultado atribuido a Socios Externos	-1,25	-2,89	-56,8%
RESULTADO ATRIBUIDO A LA SOCIEDAD DOMINANTE	**76,78**	**92,63**	**-17,2%**

NOTICIAS DEL GRUPO DURANTE EL EJERCICIO 2001

23-Enero-2001 - PRISA adquiere Box News y amplía su actividad al sector de publicaciones gratuitas

PRISA ha adquirido el 57.5% de la sociedad Box News Comunicación por un total de 1,03 millones de euros, con lo cual amplía su participación en dicha compañía hasta el 80%.

16-Febrero-2001- PRISA adquiere la discográfica Horus

PRISA ha adquirido el 60% del capital de la compañía discográfica independiente Horus por un total de 5,88 millones de euros y ha cubierto una ampliación de capital en dicha compañía de 1,65 millones de euros.

1-Marzo-2001-PRISA presenta resultados del ejercicio 2000

El Grupo PRISA obtuvo durante el ejercicio 2000 un resultado neto consolidado de 93 millones de euros frente a los 86 millones de euros registrados en el ejercicio anterior, lo que representa un incremento del 8,2% en el beneficio neto.

8-Marzo-2001- PRISA crea la productora audiovisual Plural Entertainment

PLURAL ENTERTAINMENT es la nueva productora audiovisual del Grupo PRISA, creada con el objetivo de desarrollar y producir contenidos audiovisuales en todas las áreas de producción.

3-Marzo-2001-PRISA adquiere Editora Moderna en Brasil

PRISA ha adquirido, a través del Grupo editorial SANTILLANA, el 100% de la editorial brasileña MODERNA, dedicada a libros de educación. Con esta operación, PRISA amplía su presencia internacional al mercado en lengua portuguesa e impulsa el desarrollo de sus actividades editoriales en América Latina.

19-Abril-2001- PRISA celebra la Junta General de accionistas

El presidente del Grupo PRISA, Jesús de Polanco, destacó ante la Junta General de Accionistas de la sociedad, celebrada el jueves 19 de abril en Madrid, los excelentes resultados del Grupo en el ejercicio 2000, que ha obtenido 93 millones de euros de beneficio neto consolidado y que ha permitido la aprobación de un dividendo de 23,08 millones de euros, equivalente a 0,11 euros por acción.

15-Junio-2001- <u>Gran Vía Musical, Sony Music y Emilio Estefan crean un sello de música latina</u>

Gran Vía Musical, Sony Music y la discográfica Crescent Moon, fundada por Emilio Estefan, han llegado a un acuerdo para la creación de SunnyLuna, un nuevo sello discográfico especializado en el lanzamiento y comercialización de artistas latinos.

27-Junio-2001- <u>La SER culmina la temporada con un dominio total del panorama radiofónico</u>

La SER (www.cadenaser.com) culmina la temporada con un dominio total del panorama radiofónico español, según los datos de la última oleada del Estudio General de Medios.
En el período abril-junio de 2001, la SER ha sido la cadena de radio preferida por los españoles, con 4.062.000 oyentes diarios. A gran distancia le siguen Onda Cero, con 2.771.000 oyentes; Radio Nacional de España, con 1.798.000 y COPE con 1.629.000

31-Julio-2001- <u>PRISA vende el ISP Inicia y suscribe un acuerdo de colaboración para Internet con Tiscali</u>

PRISA vendió por 8,2 millones de euros el ISP Inicia a Tiscali, optando por concentrar su actividad en Internet en la elaboración, distribución y explotación de contenidos de mayor valor añadido. Como parte del acuerdo, Tiscali invertirá 1.663,8 millones de pesetas en publicidad en los medios de comunicación de PRISA.
Tiscali refuerza significativamente su presencia en España y se convierte en uno de los principales ISPs por número de abonados y por servicios.

2 -Agosto-2001- <u>El Grupo PRISA llega a un acuerdo con Amena para el desarrollo de servicios y contenidos interactivos</u>

El Grupo PRISA, a través de Prisacom, empresa dedicada al desarrollo de contenidos y servicios digitales y Amena, operador de telefonía móvil del grupo Auna, han firmado un acuerdo para el desarrollo conjunto de servicios asociados a la movilidad y a la interactividad con los usuarios, en las que los contenidos y la información diferenciados son esenciales. El acuerdo supondrá una inversión de 12 millones de euros en los próximos dos años

21- Septiembre-2001- <u>El Grupo Santillana firma con la Universidad Complutense un convenio para la formación de docentes</u>

El acuerdo prevé la creación de un Centro no presencial para el profesorado español y latinoamericano.

25-Septiembre-2001- **<u>PRISA reorganiza sus Unidades de Negocio</u>**

PRISA, primer grupo de comunicación, educación, cultura y entretenimiento en España, ha reorganizado su Centro Corporativo con el fin de potenciar las líneas de planificación estratégica y de reducción de costes. La nueva estructura contempla una Dirección General de Operaciones (Oficina del Consejero Delegado), y la creación de una Dirección General de Servicios Compartidos, además de la Dirección General de Finanzas y la Secretaría General, ya existentes.

15-octubre-2001- **<u>Alianza estratégica de PRISA con TELEVISA para el desarrollo de la radio en México</u>**

El Grupo PRISA ha llegado a un acuerdo estratégico con TELEVISA, el mayor grupo de comunicación en lengua española, para el desarrollo conjunto del mercado radiofónico de México mediante la adquisición del 50% de RADIÓPOLIS por 50 millones de dólares y un desembolso adicional de 10 millones de dólares destinados a una ampliación de capital de la compañía.

25-octubre-2001- **<u>Plural Entertainment firma un acuerdo con Argos para la producción conjunta en México, EE.UU. y España</u>**

Plural Entertainment, productora del Grupo PRISA, y Argos Comunicación, una de las productoras independientes más importantes de América Latina, han firmado en México DF un acuerdo de colaboración para la realización conjunta de producciones audiovisuales. Ambas empresas intercambiarán información sobre todos los proyectos de cualquiera de ellas tanto en España como en México o Estados Unidos.

7-noviembre-2001- **<u>Localia TV firma un acuerdo con Buenavista Internacional</u>**

La distribuidora norteamericana Buenavista Internacional y Localia TV han firmado un importante acuerdo de adquisición de programas para su emisión a través de la red de emisoras Localia TV.

12-noviembre-2001- **<u>La Cadena SER roza los 4,5 millones de oyentes en una subida espectacular de 411.000</u>**

El avance del Estudio General de Medios (EGM) correspondiente a la oleada de otoño refleja un importante salto en audiencia de la cadena SER (www.cadenaser.com), que en este comienzo de temporada sigue liderando la oferta radiofónica española. Todos sus programas son los más escuchados en sus respectivas franjas horarias. Hoy por Hoy, con Iñaki Gabilondo, alcanza un nuevo récord con 2.338.000 oyentes.

13-noviembre-2001- Santillana Universidad y la Fundación Escuela de Periodismo UAM/EL PAÍS crean un Máster de Periodismo Digital

Santillana Universidad y la Fundación Escuela de Periodismo UAM/EL PAÍS (www.escuela.elpais.es) han firmado un acuerdo de colaboración para la creación de un nuevo título de posgrado, el Máster de Periodismo Digital, que será impartido íntegramente a través de Internet a partir del próximo curso.

4-diciembre-2001- Editora Moderna participa en un importante proyecto educativo en Brasil

Editora Moderna, adquirida por el Grupo PRISA a través de Santillana (www.gruposantillana.com) en marzo de 2001, participa en un importante proyecto educativo en Brasil que lleva por nombre *Literatura en mi casa.* El ministro de Educación brasileño anunció la compra de seis colecciones de libros de literatura infantil para los ocho millones de alumnos de 4° y 5° curso. Una de esas colecciones ha sido la ofertada por Moderna, a la que le han adjudicado un total de ocho millones de libros repartidos en cinco títulos.

11-diciembre-2001- La SER logra el liderazgo absoluto de la nueva temporada de radio

Los datos definitivos de la oleada de otoño del Estudio General de Medios confirman una fuerte recuperación de la audiencia de la radio (646.000 oyentes más que en la anterior oleada), con la SER como líder absoluto con 4.359.000 oyentes diarios. Todos los programas de la cadena son los más escuchados y Hoy por hoy, dirigido por Iñaki Gabilondo, vuelve a establecer un nuevo récord de audiencia al ser seguido cada día por 2.360.000 oyentes. Destacan también las excelentes cifras de audiencia de El Larguero y Carrusel Deportivo.

ITEM 4

02 APR -4 ...

Grupo PRISA

JANUARY-DECEMBER 2001 RESULTS

GRUPO PRISA INCREASES REVENUES BY 8%, AND REACHES A NET PROFIT OF EUR 76.7 MILLION.

Main events during 2001 period:

- ***Revenues have grown by 8.%***
- ***Difficult Advertising market, where the better performance of Prisa versus the market is mainly due to its leadership position in most of the media in which is present***
- ***Excellent performance of Santillana both in Latin America and Spain.***
- ***International expansion strengthened by the acquisition of Moderna in Brazil and Radiópolis in Mexico.***
- ***Strong performance of Diario As***
- ***Capital expenditure of 308 million euros***
- ***Local television business in growth stage***
- ***Disinvestments of Inicia and Radio broadcasting***
- ***Prisa restructures its business units and creates shared resources unit focused on cost control policy***

Year 2001 has presented a difficult macroeconomic environment, with the world economy confronted by the worst results in the last decade. The three mayor world economic areas, EEUU, Europe and Japan, have suffered a strong downturn in activity, accelerated after the world events of September 11th. In this environment, companies are trying to adapt to this situation by carrying out restructuring and cost cutting programs.

As a leader in most sectors of the market where it is active, Grupo PRISA has outperformed the market. Notwithstanding this performance, the new circumstances of heightened competition and rapid change have called for restructuring of the business process. As such, a new group-wide shared Resource Centre has been created with the double objective of rationalizing spending and cutting costs by creating economies of scale produced by the group's respective business units.

The **advertising market** in Spain has experienced healthy growth rates since 1994 and double-digit growth since 1997, with the year 2000 marking a surge of record internet and telecom investments. The very positive results over this period have led to a comparatively sharp slow down in 2001 accentuated by the macroeconomic situation as described above. However, a 5.4% decrease in advertising revenues out of Prisa's total of 36% advertising-related income has been in clear contrast to the estimated 11%

decline in the national market. Especially affected by this advertising market have been TV, the national press and Internet.

Despite the current economic courses in **Latin America**, Grupo PRISA has continued experiencing strong growth rates in the region. The largest share of the region's income has been from Santillana's textbook division. In 2001 total Latin American revenues went up by 40.1 % including revenues from Editora Moderna in Brazil.

In 2001 Argentina contributed positively to the group's total figures with 39.2 million Euros in sales and 3.5 million Euros in operating profit, despite real concerns about the national economy. It is important to note that these sales derive mainly from the private sector textbook market.

MAIN FINANCIAL FIGURES

Consolidated P&L account

MN€	Jan-Dec 2001	Jan-Dec 2000	Change %
Revenues	1,196.9	1,108.3	8.0%
EBITDA	187.9	207.4	(9.4%)
EBIT	**116.0**	**146.8**	**(21.0%)**
Financial Results	(23.5)	(5.4)	-
Equity Method Result	9.4	5.4	74.4%
Goodwill amortization	(15.2)	(18.2)	(16.9%)
Activities ordinary result	**86.7**	**128.5**	**(32.5%)**
Extraordinary Results	8.0	3.1	-
Results before taxes	**78.7**	**131.6**	**(40.1%)**
Taxes over profits	0.9	36.0	-
Minority Interest	1.2	2.9	(56.9%)
Consolidated net profit	**76.7**	**92.6**	**(17.2%)**

Operating Revenues

Operating revenues increased by 8% reaching 1,196.9 million Euros compared to 1,108.3 million Euros in 2000.

The revenues breakdown per group activity is the following:

MN€	Jan-Dec 2001	Jan-Dec 2000	Change %
Advertising revenues	461.6	488.0	(5.4%)
Book sales and rights	380.4	310.2	22.6%
Newspaper and Magazine sales	270.5	254.6	6.3%
Music revenues	29.1	23.1	26.0%
Other revenues	203.9	175.5	16.3%
Intercompany adjustments	(148.6)	(143.1)	3.8%
Total	**1,196.9**	**1,108.3**	**8.0%**

- **Advertising sales** decreased 5.4%. Despite that fall, the figures achieved in 2001 are considerably higher than the ones in 1999.

- **Book sales and rights** increased by 22.6%. EDITORA MODERNA, which was consolidated for the first time in 2001, adds to the excellent performance of all educational campaigns explaining this increase.

- **Newspaper and magazine sales** grew 6.3%. The average daily circulation of the main newspapers during 2001, preceding OJD verification, was:

	Jan-Dec 2001
El País	433,407
As	181,172
Cinco Días	25,535

- **Music sales** show favourable business results. Horus, consolidated for the first time in 2001 has brought in 4.8 million euros.

- **Other operating revenues** have grown 16.3% thanks to improvements principally in Printing and Local Television revenues.

The income distribution as per business sector has undergone a marked change, with advertising going from 42% of revenues to 36% as compared to the same period in 2000, giving importance in the whole breakdown to book and right sales, which changed to 32% from the previous year 28%.


1,198.7 MN €
1,108.3 MN €
14%
18%
36%
32%
12%
18%
42%
28%
2001
2000
Books and rights
Advertising
Newspapers
Others

The Ebidta reached 187.9 million Euros, 9.4% lower than in 2000.

The EBIT reached 116.0 million Euros as compared to the 146.8 million Euros registered in the previous year, underlying a decrease of 21.0% mainly due to:

- A diminished performance in advertising, (5.4% lower).
- A negative contribution to EBIT of new businesses, among others, Local TV (EUR -12.1 million), Prisacom (EUR -12.4 million) and Regional Press (EUR -6.7 million).These new businesses are in the launching phase with good potential for a future growth.

The financial result was of 23.5 million negative euros as a consequence of the higher level of indebtedness, as compared to 2000.

Before taxes net profit reached 78.8 million Euros.

The goodwill amortization period has changed from 10 to 20 years in some of the group's goodwill in order to be adapted to the new environment.

Net profit reached 76.7 million Euros as compared to 92.6 million Euros earned in the previous year, representing a decrease of 17.2%.

A change in the Spanish Tax legislation related to capital gains has allowed taking a 17% deduction. This effect, together with a deduction income coming from new

investments in Moderna and Radiópolis, explain the decrease in the corporate tax to 0.9 million Euros.

LATIN-AMERICAN CONTRIBUTION

In 2001 Santillana contributed to the largest portion of the income generated in Latin America.

The Latin American contribution to revenues and to the Operating results is as follows:

Revenues


25%
75%
Spain
Latam

Operating result: EBIT


30%
70%
Spain
Latam

CAPITAL EXPENDITURE

The breakdown of 2001 investments by Business Unit has been the following:

MN€	2001 INVESTMENTS
Publishing	125
Prisa and Others	95
Printing	24
El País	20
Local TV	13
Radio	10
Specialized Press	7
Music	10
Prisacom	4
Total	**308**

In year 2001 Grupo Prisa committed a large proportion of its investments to international development through the acquisition of the Brazilian Editora Moderna (EUR 80 million) and the 50% of the Mexican Radiópolis (EUR 69 million).

NET DEBT POSITION

Investments obtained in the last years have caused an increase in the debt cycle, with a total debt of 371 million Euros as of December 2001, which implies an increase of 168 million Euros compared to December 2000.

The net debt/EBITDA ratio as of December 31st 2001 is 1.97.

EVOLUTION BY BUSINESS UNITS

The evolution in revenues and EBIT of the different Business Units of Grupo Prisa during 2001 was as follows:

REVENUES			
MM€	Jan-Dec 2001	Jan-Dec 2000	Change (%)
El País	291.3	322.8	(9.8%)
Other Printed Media	226.1	212.1	6.6%
Radio	186.1	183.7	1.3%
Local TV	7.7	1.0	-
Santillana	389.0	312.2	24.6%
Internet	8.8	5.5	60.4%
Music	39.1	23.5	66.5%
Printing	97.1	90.2	7.7%
GDM	82.5	85.8	(3.9%)
Others	17.8	14.7	21.5%
Consolidated Adjustments	(148.6)	(143.2)	3.8%
Total	**1,196.9**	**1,108.3**	**8.0%**

	EBIT Million Euros		
	Jan-Dec 2001	Jan-Dec 2000	Change (%)
El País **Margin s/sales**	57.0 **19.6%**	73.5 **22.8%**	(22.5%)
Other Printed Media **Margin s/sales**	(8.9) **(3.9%)**	(1.2) **(0.6%)**	- -
Radio **Margin s/sales**	31.5 **16.9%**	34.3 **18.7%**	(8.2%)
Local TV **Margin s/sales**	(12.1)	-	-
Santillana **Margin s/sales**	45.0 **11.6%**	33.4 **10.7%**	34.9%
Internet **Margin s/sales**	(12.4)	(11.7) -	(5.7%)
Music **Margin s/sales**	2.0 **5.1%**	(0.8) **(3.3%)**	-
Printing **Margin s/sales**	14.1 **14.5%**	14.7 **16.3%**	(4%)
GDM **Margin s/sales**	7.2 **8.8%**	8 **9.3%**	(9.1%)
Others	(7.4)	(3.3)	
Total	**116.0**	**146.8**	**(21%)**

EL PAÍS

MN €	Jan-Dec 2001	Jan-Dec 2000	Change (%)
Revenues	291.3	322.8	(9.8%)
Total operating expenses	234.3	249.3	(6.0%)
EBIT	57.0	73.5	(22.5%)
%/Sales	19.6%	22.8%	
EBITDA	66.6	83.8	(20.5%)

Operanting Revenues


MN €
200
160
120
80
40
0
2000
2001

Operating Profit (Ebit)


MN €
50
40
30
20
10
0
2000
2001

Major events during 2001:

- **The advertising revenues**, which accounted for 57% of total revenues, experienced a drop of 16.1%. Nevertheless, advertising figures obtained in 2001 were above 1999's levels.

- **Circulation revenues**, which represented 40% of total revenues, increased by 6%. The average daily circulation was 433,413 copies, 0.7% lower over the same period of the previous year. The weekend average circulation reached 732,682 copies, 3.3% higher than the previous year.

- **Market newsprint** experienced a growth of 20% during 2001. This upward movement was lower in El País, due to prior year accumulated inventories, acquired at a lower cost, and a pagination diminution, which drove purchases and consumption to decline by 9.1% regarding previous year.

- Despite the decrease in advertising revenues, El País posted an EBIT margin of 19.6% due to a **control and saving cost policy**, implemented during the period.

OTHER PRINTED MEDIA

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total Operating Revenues	226.1	212.1	6.6%
Total operating expenses	235	213.2	10.2%
EBIT	(8.9)	(1.2)	-
%/Sales	(3.9%)	(0.6%)	
EBITDA	(3.3)	3.4	-


Operating Revenues
MN €
150
120
90
60
30
0
2000
2001


Operating Profit (Ebit)
MN €
2
0
-2
-4
-6
-8
-10
2000
2001

The major events during 2001 were the following:

- EBIT deterioration is mainly due to regional press, which contributed a negative EBIT of 6.7 million euros during 2001.
- **Diario As** reached an average daily circulation of 181,172 copies, 15% higher than the one posted for the former year.
- The average daily circulation achieved by **Cinco Días** was 25,535 copies, in comparison to 28,287 copies reached during 2000.
- **Grupo Garafulic**, a leading Bolivian multimedia company in the press and TV segments, was incorporated to the consolidation perimeter for the first time in 2001.

RADIO/CADENA SER

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total Operating revenues	186.1	183.7	1.3%
Total Operating expenses	154.7	149.4	3.5%
EBIT	31.5	34.3	(8.4%)
%/Sales	16.9%	18.7%	
EBITDA	36.5	39.7	(7.1%)


Operating revenues
MN €
120
80
40
0
2000
2001


Operating Profit (Ebit)
MN €
30
24
18
12
6
0
2000
2001

The main events that took place in 2001 were the following:

- Within the Spanish **advertising market**, the radio sector was the best performer in 2001. Prisa's leadership position in this business segment allowed it to outperform its competitors, increasing its revenues by 1.3% in relation to the prior year.

- **The sale of the High Frequency Network** to Medialatina, contributed 24 million Euros to consolidated group accounts. Higher expenses incurred because of the hiring of the High Frequency Network after its sale explain the ebit decline.

- Regarding **audience**, once more the last Media General Study confirmed that SER is the absolute leadership.

LOCAL TVs

MN €	Jan-Dec 2001
Total Operating revenues	7.7
Total Operating expenses	19.8
EBIT	(12.1)
%/Sales	
EBITDA	(11.0)

Local TV business started in 2000 and it is currently in full expansion stage. As of 31st December 2001, Prisa owns direct and indirect stakes in 28 Local TVs distributed throughout the Spanish territory and supplies programs to 57 Spanish towns, which represent 29% of total population.

PUBLISHING

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total Operating revenues	389.0	312.2	24.6%
Total Operating expenses	343.9	278.8	23.4%
EBIT	45.0	33.4	34.9%
%/Sales	11.6%	10.7%	
EBITDA	78.4	58.6	33.9%

Opertating revenues


MN €
360
300
240
180
120
60
0
2000
2001

Operating Profit (Ebit)


MN €
24
16
8
0
2000
2001

The most relevant events during 2001 were the following:

- Excellent performance of the **educational campaigns** both in Spain and Latin America despite the difficult Latin American environment.
- The restructuring of the **Crisol book chain** positioned the company in a more favourable situation for the future.
- **Moderna Publishing** incorporated for the first time to the Group in 2001, contributing 48.9 million Euros revenues and 2.8 million Euros EBIT.
- **Revenues breakdown by business unit** in 2001 was as follows:

  - 35% Spain
  - 65% Latam

MUSIC

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total Operating revenues	39.1	23.5	66.5%
Total Operating expenses	37.1	24.3	53.0%
EBIT	2.0	(0.8)	-
%/Sales	5.1%	(3.3%)	
EBITDA	3.9	(0.4)	-

Music business, which was set up in the latest 1999, has experienced a strong pace of growth in 2001, reaching a positive EBIT of 2.01 million Euros.

The most important events for 2001 are the following:

- **Record label Horus** acquisition.
- Success with the launching of discs such as Paulina Rubio´s, Tamara's or Raúl's.
- Sale of more than **2 million cd's**.

PRISACOM

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total Operating revenues	8.8	5.5	60.4%
Total Operating expenses	21.2	17.2	23.2%
EBIT	(12.4)	(11.7)	(5.7%)
%/Sales			
EBITDA	(10.3)	(10.5)	(2.5%)

The most relevant highlights were the following:

- As of 31st July 2001, Prisa sold to Tiscali its ISP Inicia for a total amount of EUR 8.2 million. In addition, some EUR 10 million derived from several commercial agreements are included in this operation.

ADVERTISING SALES AGENCY (GDM)

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total Operating revenues	**82.5**	**85.8**	(3.9%)
Total Operating expenses	75.2	77.8	(3.4%)
EBIT	7.2	**8.0**	(9.1%)
%/Sales	**8.8%**	9.3%	
EBITDA	7.7	**8.4**	(8.2%)

In order to analyse this business unit according to its nature, it is important to calculate net operating revenues:

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Advertising sales	**82.5**	**85.8**	(3.9%)
Supplies	**60.4**	**63.4**	(4.8%)
Total net revenues	**22.1**	**22.4**	(1.4%)

- Even though total advertising managed by GDM decreased by 3.9% over the period, total net operating revenues only declined by 1.4% due to higher average profitability of the current clients portfolio in comparison to year 2000. Approximately 20% of the total advertising managed by GDM comes from third parties.

PRINTING

MN €	Jan-Dec 2001	Jan-Dec 2000	Change(%)
Total operating income	97.1	90.2	7.7%
Total operating expenses	83.1	75.5	9.9%
EBIT	14.1	14.7	(4.0%)
%/Sales	14.5%	16.3%	
EBITDA	22.6	23.4	(3.5%)

As very significant aspects of the printing business, it could be highlighted the following:

- Prisaprint increased significantly its exporting activity especially to Europe and America. As of 30th September 2001, sales breakdown was as follows:


International 32%
National 68%


Group Clients 36%
Third Parties 64%

	Euro million	
ASSETS	31/12/2001	31/12/2000
SUSCRIBED SHARES NOT PAID-IN	0.19	0.02
Start-up expenses	15.37	8.08
Intangible assets	112.48	83.45
Tangible fixed assets	311.62	265.41
Long-tern financial investments	171.73	167.84
Treasury stocks	24.72	8.78
TOTAL FIXED ASSETS	**635.91**	**533.57**
GOODWILL IN CONSOLIDATION	**288.04**	**155.07**
DEFERRED CHARGES	**4.37**	**6.28**
Inventories	103.21	98.50
Accounts receivable	342.89	317.49
Short-term financial investments	64.48	98.25
Cash	31.22	23.84
Prepayments	8.24	4.61
TOTAL CURRENT ASSETS	**550.02**	**542.69**
TOTAL ASSETS	*1,478.53*	*1,237.63*
LIABILITIES		
Capital Stock	21.88	21.88
Controlling Company reserves	410.10	369.77
Consolidation reserves	98.74	65.08
Conversion differences	-13.29	-3.51
Income attributed to the controlling company	76.68	92.63
Interim dividends paid in the year	-	-
TOTAL SHAREHOLDERS' EQUITY	**594.12**	**545.86**
MINORITY INTERESTS	**27.22**	**23.42**
DEFERRED REVENUES	**1.60**	**1.06**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**24.65**	**23.87**
Payable to credit entities	332.11	118.30
Other long-term debts	8.37	39.81
LONG-TERM DEBT	**340.47**	**158.10**
Payable to credit entities	134.52	207.85
Trade accounts payable	173.59	152.39
Other short-term debts	177.61	122.59
Accrual accounts	4.77	2.49
TOTAL CURRENT LIABILITIES	**490.48**	**485.32**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	*1,478.53*	*1,237.63*

	Euro million		
PROFIT AND LOSS ACCOUNT	31/12/2001	31/12/2000	%
Net sales	1,158.31	1,085.86	6.7%
Other operating revenues	38.61	22.40	72.4%
TOTAL PRODUCTION VALUE	**1,196.92**	**1,108.26**	**8%**
Supplies	-376.18	-342.79	9.7%
External and operating expenses	-320.89	-292.83	9.6%
ADJUSTED ADDED VALUE	**499.85**	**472.64**	**5.8%**
Other expenses and revenues	-	-	
Personnel expenses	-311.94	-265.23	17.6%
GROSS OPERATING INCOME	**187.91**	**207.41**	**-9.4%**
Amortization and Depreciation	-59.72	-53.50	11.6%
Variation in operating provisions	-12.19	-7.09	71.9%
NET OPERATING INCOME	**116.00**	**146.82**	**-21%**
Financial income	19.90	18.76	6.1%
Financial expenses	-42.07	-23.80	76.8%
Financial amortizations and provisions	-1.28	-0.39	228.2%
Income of companies carried by the equity method	9.35	5.36	74.4%
Goodwill amortization	-15.16	-18.24	-16.9%
INCOME BEFORE EXTRAORDINARY ITEMS	**86.74**	**128.51**	**-32.5%**
Gains (losses) on fixed assets disposals	26.30	2.18	-
Variation in investment security provisions	-15.61	-6.21	151.4%
Other extraordinary results	-18.65	7.09	-
CONSOLIDATED INCOME BEFORE TAXES AND MINORITY INTERESTS	**78.78**	**131.57**	**-40.1%**
Corporate income tax	-0.86	-36.05	-97.6%
CONSOLIDATED NET INCOME	**77.93**	**95.52**	**-18.4%**
Minority interest	-1.25	-2.89	-56.8%
NET INCOME ATTRIBUTED TO THE CONTROLLING COMPANY	**76.68**	**92.63**	**-17.2%**

GRUPO PRISA'S NEWS DURING 2001 PERIOD

1/23/01 - PRISA acquires Box News and increases its activity in the free publication secto
PRISAhas acquired 57.5% of the company Box News Comunication for a total amount of 1.03 million euros, which means that it has increased its shareholding in this company to 80%.

2/16/01-PRISA acquires the record label HORUS
PRISA has acquired 60% of the capital of the independent Record Label Horus, for a total amount of 5.88 million euros. PRISA has also covered a capital incresase in that company of 1.65 million euros.

3/1/01-PRISA presents its results of year 2000
Grupo Prisa obtained a consolidated net profit of 93 million euros in 2000, as compared to the 86 million euros recorded in the previous financial year, which implies an 80% increase of the net profit.

3/8/01- PRISA the audiovisual production company Plural Entertainment
PLURAL ENTERTAINMENT is the GRUPO PRISA's new audiovisual production company, founded with the aim of developing and producing audiovisual contents in all the production areas.

3/23/01- PRISA acquires the Brazilian publishing company Moderna.
PRISA, through SANTILLANA's publishing group, has consolidated the 100% of the Brazilian publishing company Moderna, mainly dedicated to educational books. PRISA has internationally expanded after the aforementioned/latter operation, boosting editorial activities in Latin America.

4/19/01- PRISA's hosts the General Shareholders meeting.
Aprobada la distribución de un dividendo de 0,11 euros por acción GRUPO PRISA's chairman , Jesús de Polanco, highlighted on Thursday 19 april before the general shareholders meeting the successful results obtained during 2001. Prisa obtained EUR 93 million of net income, which allows la aprobación de un dividendo de 23,08 millones de euros, equivalente a 0,11 euros por acción.

6/15/01 Gran Vía Musical, Sony Music and Emilio Estefan have forged a new Latin music label.
Gran Vía Musical, Sony Music and the discographic Crescent Moon, funded by Emilio Estefan Jr., have reached an agreement in order to create a new joint venture label to discover, develop and establish Latin music artists around the world.

6/27/01 La SER finishes the season with a total dominance of the radio panorama.

Cadena SER (www.cadenaser.com) ends the season with a total dominance of the Spanish radio panorama. Its more than 4 million listeners and the leadership of all its programmes, certified in the latest study by the EGM (an Audit Bureau of Circulation), made public today, place Cadena SER at a great distance from the other networks and from the rest of the competitors (Onda Cero, Radio Nacional de España and COPE had 2.5 million, 1.79 million and 1.72 million listeners respectively).

7/31/01 **PRISA sells the ISP Inicia and signs a collaboration agreement for the Internet with Tiscali.**

-PRISA will receive EUR 8.2 million for the ISP Inicia and will concentrate its Internet activity on the preparation, distribution and explotation of contents with more added value. As part of the agreement, Tiscali will invest 1,663.8 million pesetas in advertising in PRISA's media.

-Tiscali sigmificantly consolidates its presence in Spain and becomes one of the main ISPs due to the number of subscribers and services.

8/2/01 Grupo PRISA reaches an agreement with Amena to develop interactive services and contents.

The agreement will result in EUR 12 million investment in the next two years. Prisa, through Prisacom, a company dedicated to the development of digital contents and services, and Amena, a mobile telephony operator from the Grupo Auna, have signed an agreement for the joint development of services associated with mobility and interactivity with users, in which differentiated contents and information are essential.

9/21/01 Grupo Santillana signs an agreement with the Complutense university aimed at training teachers.

The agreement foresees the creation of an educational distance centre for the Spanish and Latin American teachers.

Santillana de ediciones' chairman, Jesús de Polanco, and the Complutense University rector, Rafael Puyol, have sigmed a collaboration outline agreement aimed to train teachers constantly.

9/25/01 Prisa restructures its Business Units.

PRISA has carried out an important restructurisation process of its Business Units in order to have more operative organization and to promote a general cost control policy . The most important new developments consist of creating an Education and Training Unit, two Media Nits (Press, Radio and Television), one in Spain and another Internacional, and the Leisure and Entertainment Unit.

10/15/01-Strategic alliance between PRISA and TELEVISA for the development of radio in Mexico

The Grupo PRISA has reached a strategic agreement with TELEVISA, the largest media company in the Spanish language, for the joint development of the radio market in Mexico, by acquiring 50% of RADIÓPOLIS for 50 million dollars and an additional outlay of 10 million dollars for a capital increase of the company.

10/25/01 - <u>Plural Entertainment signs an agreement with Argos for joint production in Mexico, United States and Spain</u>

Plural Entertainment, a company in the Grupo PRISA, and Argos Comunicación, one of the most important independent production companies in Latin America, have signed a collaboration agreement in Mexico DF for joint audiovisual productions. Both companies will exchange information on all the projects of either of them in Spain, Mexico and the United States

11/07/01- <u>Localia TV signs an agreement with Buenavista Internacional.</u>

The Northern American unit Buenavista Internacional and Localia TV have signed an important agreement to acquire programms for their emission through Localia TV's network.

11/12/01 - <u>Cadena SER has almost 4.5 million listeners in a spectacular climb of 411,000</u>

The preview of the Estudio General de Medios (EGM [an audit bureau of circulation]) corresponding to the autumn wave shows an important leap in Cadena SER's audience levels, which at the beginning of this season, is still leading the Spanish radio offer. All its programmes are the most listened to and Hoy por Hoy, presented by Iñaki Gabilondo, obtains a new record of morning radio audience.

11/13/01 - <u>Santillana University and UAM/EL PAÍS School of Journalism Foundation create a Master of Digital Journalism</u>

Santillana University and the UAM/EL PAÍS School of Journalism Foundation have signed a collaboration agreement today to create a new postgraduate degree, the Master of Digital Journalism, which will be taught entirely over the Internet from the next course. This initiative is an extension of the activities of the UAM/EL PAÍS School of Journalism, which has already given 15 courses of its Master in Journalism, and it is within the framework of the project of Santillana University, a department in the Grupo Santillana specialised in university training.

12/4/01 - <u>Moderna takes part in an important educational project in Brazil</u>

The Publishing House Moderna, acquired by the Grupo PRISA via Santillana (www.gruposantillana.com) in March 2001, is taking part in an important educational project in Brazil. This country's Ministry of Education announced the purchase of six collections of books of children's literature yesterday for the eight million students in the 4th and 5th years. One of these collections was the one offered by the Publishing House Moderna, which has been awarded with a total of eight million books, divided into five titles.

12/11/01 - <u>The EGM confirms La SER as the absolute leader of the new radio season. Outstanding are the new record of Iñaki Gabilondo and the strength of El Larguero and Carrusel Deportivo</u>

The definitive data of the autumn wave of the Estudio General de Medios [EGM – an audit bureau of circulation], announced today, confirms the sharp recovery in radio audience (646,000 listeners more than in the previous wave), with La SER as the absolute leader with 4,359,000 daily listeners. All the programmes of this network are the most listened to and Hoy por hoy has again set a new audience record as it is followed every day by 2,360,000 listeners.

ITEM 5

Grupo PRISA

02 APR -4 AM 8:2

Madrid, a 22 de marzo de 2002

COMUNICACIÓN HECHO RELEVANTE

Por el presente les comunicamos que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., ha decidido celebrar su Junta General Ordinaria de Accionistas, en Madrid, previsiblemente en primera convocatoria, el día 18 de abril de 2002.

El Orden del Día a tratar será el siguiente:

1º.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.001, y propuesta de aplicación de resultados.

2º.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.001.

3º.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

4º.- Fijación del número de Consejeros y cese y nombramiento de Consejeros.

5º.- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 19 de abril de 2.001.

6º.- Delegación en el Consejo de Administración de la facultad de emitir obligaciones simples.

7º.- Autorización al Consejo de Administración para la emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad.

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Determinación de las bases y modalidades de conversión y/o canje y aumento del capital social en la cuantía necesaria.

Delegación en el Consejo de Administración de los extremos de la emisión no fijados por la Junta.

8°.- Emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad, con exclusión del derecho de suscripción preferente y delegación de la ejecución de este acuerdo en el Consejo de Administración.

Determinación de las bases y modalidades de la conversión y/o canje y aumento del capital social en la cuantía necesaria.

Delegación en el Consejo de Administración de los extremos de la emisión no fijados por la Junta.

9°.- Aplicación del Régimen de Consolidación Fiscal.

10°.- Delegación de facultades

De conformidad con lo establecido en la disposición adicional tercera del Real Decreto 291/1992, de 27 de marzo, PROMOTORA DE INFORMACIONES, S.A. remitirá a las respectivas Sociedades Rectoras de las Bolsas y a la Comisión Nacional del Mercado de Valores, no más tarde de la fecha de publicación del anuncio de convocatoria de la Junta General, sus cuentas anuales e informes de gestión individuales y consolidados, junto a los correspondientes informes de auditoria.

Miguel Satrústegui Gil- Delgado
Secretario General

ITEM 6

Grupo PRISA

Madrid, 22 de marzo de 2002

OTRAS COMUNICACIONES

Por la presente les comunicamos que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., en su sesión celebrada el día de ayer, ha decidido ampliar en un año el plazo para el ejercicio de las opciones sobre acciones que han sido ofrecidas a los directivos y profesionales de especial significación del Grupo. Por lo tanto, las opciones adquiridas podrán ejercitarse a partir del 1 de julio del año 2003 hasta el 31 de enero de 2005. Asimismo, teniendo en cuenta dicha ampliación de plazo, a aquellos partícipes que no hubieran adquirido todas o algunas de las opciones que les fueron ofrecidas anteriormente, se les ofrecerá una nueva posibilidad de adquirirlas ahora.

Miguel Satrústegui Gil- Delgado
Secretario General

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Sociedad Inscrita en el Registro Mercantil de Madrid al tomo 2.836 general, 2.159 de la Sección tercera del Libro de Sociedades, folio 54, hoja número 19.511. Número de Identificación Fiscal A-28297059.

ITEM 7

Grupo PRISA

02 APR -4 AM 8:

Madrid, a 1 de abril de 2002

COMUNICACIÓN HECHO RELEVANTE

Como complemento al Hecho Relevante remitido el día 22 de marzo de 2002 relativo al acuerdo de convocatoria de la Junta General Ordinaria de Accionistas de PROMOTORA DE INFORMACIONES, S.A. acompañamos el anuncio que se hará público el día 2 de abril de 2002 así como la siguiente documentación que estará a disposición de los accionistas a partir de la fecha de convocatoria:

- Texto íntegro de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión referidos al ejercicio 2.001 de la Sociedad y su Grupo Consolidado, así como los respectivos informes del auditor de cuentas (punto primero del Orden del Día).

- Informe de los Administradores e Informe del Auditor de Cuentas, en relación con la autorización al Consejo de Administración para la emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad (punto séptimo del Orden del Día).

- Informe de los Administradores e Informes del Auditor de Cuentas, en relación con la propuesta de emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad, con exclusión del derecho de suscripción preferente y delegación de la ejecución de este acuerdo en el Consejo de Administración (punto octavo del Orden del Día).

Miguel Satrústegui Gil- Delgado
Secretario General

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Grupo PRISA

PROMOTORA DE INFORMACIONES, S.A.

JUNTA GENERAL DE ACCIONISTAS

18 de abril de 2002

Grupo PRISA

INDICE DOCUMENTACIÓN ADJUNTA

- Anuncio de convocatoria de la Junta General de Accionistas

- Informe de los Administradores e Informe del Auditor de Cuentas, en relación con la autorización al Consejo de Administración para la emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad (punto séptimo del Orden del Día).

- Informe de los Administradores e Informes del Auditor de Cuentas, en relación con la propuesta de emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad, con exclusión del derecho de suscripción preferente y delegación de la ejecución de este acuerdo en el Consejo de Administración (punto octavo del Orden del Día).

Grupo PRISA

PROMOTORA DE INFORMACIONES, S.A.

Convocatoria Junta General Ordinaria

Por acuerdo del Consejo de Administración de "Promotora de Informaciones, S.A." y en cumplimiento de lo dispuesto en los Estatutos Sociales y de conformidad con la vigente Ley de Sociedades Anónimas, se convoca a los señores accionistas a la Junta General Ordinaria que se celebrará a las doce horas del día **18 de abril de 2002**, jueves, en Madrid, en el Círculo de Bellas Artes, calle del Marqués de Casa Riera nº2, en primera convocatoria, y en el mismo lugar y hora el día 19 de abril de 2002, en segunda convocatoria.

Los asuntos a tratar en la Junta serán los que se contienen en el siguiente,

ORDEN DEL DIA

Primero.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.001, y propuesta de aplicación de resultados.

Segundo.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.001.

Tercero.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Cuarto.- Fijación del número de Consejeros y cese y nombramiento de Consejeros.

Quinto.- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 19 de abril de 2.001.

Sexto.- Delegación en el Consejo de Administración de la facultad de emitir obligaciones simples.

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Séptimo.- Autorización al Consejo de Administración para la emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad.

Determinación de las bases y modalidades de conversión y/o canje y aumento del capital social en la cuantía necesaria.

Delegación en el Consejo de Administración de los extremos de la emisión no fijados por la Junta.

Octavo.- Emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad, con exclusión del derecho de suscripción preferente y delegación de la ejecución de este acuerdo en el Consejo de Administración.

Determinación de las bases y modalidades de la conversión y/o canje y aumento del capital social en la cuantía necesaria.

Delegación en el Consejo de Administración de los extremos de la emisión no fijados por la Junta.

Noveno.- Aplicación del Régimen de Consolidación Fiscal.

Décimo.- Delegación de facultades

DERECHOS DE ASISTENCIA E INFORMACION

Podrán asistir a la Junta General todos los accionistas que, a título individual o en agrupación, sean titulares de, al menos, 60 acciones, inscritas en el correspondiente registro contable de anotaciones en cuenta con cinco días de antelación a la fecha de celebración de la Junta y que se provean de la correspondiente tarjeta de asistencia expedida por alguna de las entidades depositarias adheridas al Servicio de Compensación y Liquidación de Valores, de conformidad con lo previsto en el artículo 15 de los Estatutos Sociales y 104 de la Ley de Sociedades Anónimas.

Todo accionista que tenga derecho de asistencia podrá otorgar su representación a otra persona para asistir a la Junta General, cumpliendo los requisitos y formalidades exigidos por los estatutos sociales y por la ley.

A partir de la publicación de esta convocatoria y en cumplimiento de lo establecido en los artículos 144, 159, 212 y 292 de la Ley de Sociedades Anónimas, los accionistas podrán examinar en el domicilio social, Gran Vía, 32 de Madrid y solicitar la entrega o envío gratuito, de los siguientes documentos:

- Texto íntegro de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión referidos al ejercicio 2001 de la Sociedad y su Grupo Consolidado, así como los respectivos informes del auditor de cuentas (punto primero del Orden del Día).

- Informe de los Administradores e Informe del Auditor de Cuentas, en relación con la autorización al Consejo de Administración para la emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad (punto séptimo del Orden del Día).

- Informe de los Administradores e Informes del Auditor de Cuentas, en relación con la propuesta de emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad, con exclusión del derecho de suscripción preferente y delegación de la ejecución de este acuerdo en el Consejo de Administración (punto octavo del Orden del Día).

PRESENCIA DE NOTARIO

El Consejo de Administración ha acordado la presencia de Notario en la Junta, de conformidad con lo previsto en el artículo 114 de la Ley de Sociedades Anónimas, para que levante acta de dicha Junta.

PREVISIÓN SOBRE CELEBRACIÓN DE LA JUNTA

Se prevé la celebración de la Junta General en primera convocatoria, es decir, el 18 de abril de 2002, en el lugar y hora antes señalados.

Madrid, 22 de marzo de 2002.- El Secretario del Consejo de Administración.

INFORME DEL CONSEJO DE ADMINISTRACION, ELABORADO EN CUMPLIMIENTO DE LO DISPUESTO EN LA LEY DE SOCIEDADES ANONIMAS, EN RELACION CON EL PUNTO SEPTIMO DEL ORDEN DEL DIA DE LA JUNTA GENERAL DE ACCIONISTAS A CELEBRAR EL PROXIMO 18 DE ABRIL DE 2002

Propuestas en relación con el punto Séptimo del Orden del Día (Autorización al Consejo de Administración para la emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad. Determinación de las bases y modalidades de la conversión y/o canje y aumento del capital social en la cuantía necesaria. Delegación en el Consejo de Administración de los extremos de la emisión no fijados por la Junta).

El Acuerdo que propone el Consejo de Administración tiene como objeto delegar en el Consejo de Administración la facultad de emitir hasta un importe máximo total de DOSCIENTOS CINCUENTA MILLONES DE EUROS (250.000.000 €) o su contravalor en otra divisa, en una o varias emisiones (empréstitos), series de obligaciones canjeables por acciones de "PROMOTORA DE INFORMACIONES, S.A." ya existentes y/o convertibles en acciones de nueva emisión de "PROMOTORA DE INFORMACIONES, S.A." A tal fin, el presente informe se formula de conformidad con lo establecido en el artículo 292 de la Ley de Sociedades Anónimas.

Las obligaciones convertibles y/o canjeables presentan una doble ventaja: de una parte, ofrecen al inversor un mayor atractivo al darle la posibilidad de incorporarse a la Sociedad como accionista al convertir y/o canjear sus créditos frente a la Sociedad en acciones o por acciones y, de otra, en cuanto permiten una capitalización de la empresa al no tener que desprenderse de recursos propios para atender dichos créditos. Por estos motivos, empresas grandes suelen utilizar habitualmente esta modalidad de obligaciones.

Como se desconoce en qué momento las condiciones de los mercados serán las más idóneas para la emisión de estos títulos, se propone delegar en el Consejo de Administración para que, dentro del plazo de tres años a contar desde la presente Junta General, en el caso de que la situación de los mercados así lo aconsejara,

acordar la emisión, demás condiciones de la misma no fijadas por la Junta General, así como desarrollar las bases y modalidades de la conversión, fijando y concretando los extremos no previstos en éstas, e incluso desistir, total o parcialmente, de la realización de la emisión. A partir de la citada fecha límite, y por caducidad, se entenderá sin valor ni efecto alguno esta delegación, entendiéndose asimismo que se faculta al Consejo de Administración para abstenerse de ejecutar parcial o totalmente el acuerdo.

El presente acuerdo de emisión se realizará con las garantías generales de la Ley en cuanto a la determinación de las condiciones, dentro de las bases y modalidades que la Junta General apruebe, llevándose a cabo la conversión mediante ampliaciones de capital hasta el máximo que la Junta General fije. Asimismo, se procederá a la constitución de una asociación de defensa o sindicato de tenedores de valores y al nombramiento de un Comisario, todo ello de acuerdo con el artículo 282 y siguientes del Texto Refundido de la Ley de Sociedades Anónimas y concordantes del Reglamento del Registro Mercantil. Por último, el importe máximo de la emisión o emisiones respetará en todo caso el límite establecido en el artículo 282 de la Ley de Sociedades Anónimas, que establece que *"la sociedad podrá emitir series numeradas de obligaciones u otros valores que reconozcan o creen una deuda, siempre que el importe total de las emisiones no sea superior al capital social desembolsado, mas las reservas que figuren en el último balance aprobado y las cuentas de regularización y actualización de balances, cuando hayan sido aceptadas por el Ministerio de Economía y Hacienda".*

Se adjuntará como Anexo Informe emitido por el Auditor de Cuentas en cumplimiento de lo dispuesto en el artículo 292.2 de la Ley de Sociedades Anónimas. A tal fin se hace constar que el presente informe se emite en la misma sesión del Consejo en la que se han formulado las Cuentas Anuales, individuales y consolidadas, del Ejercicio 2.001, en cuyas Memorias se recogen los hechos significativos acaecidos con posterioridad al cierre del Ejercicio.

Asimismo y de conformidad con el artículo 292 de la Ley de Sociedades Anónimas, se transcriben las bases y modalidades de la conversión de la presente emisión, así

como el aumento de capital social en la cuantía necesaria para atender a la misma, que se elevarán a la aprobación de la Junta.

Los acuerdos cuya adopción se propone a la Junta General de Accionistas son los siguientes:

1. Delegar en el Consejo de Administración la facultad de emitir hasta un importe máximo total de DOSCIENTOS CINCUENTA MILLONES DE EUROS (250.000.000 €) o su contravalor en otra divisa, en una o varias emisiones (empréstitos), series de obligaciones canjeables por acciones de “PROMOTORA DE INFORMACIONES, S.A.” ya existentes y/o convertibles en acciones de nueva emisión de “PROMOTORA DE INFORMACIONES, S.A.” de conformidad con las bases, modalidades y demás condiciones que a continuación se indican:

- Valor nominal y precio de emisión de las obligaciones

Las obligaciones a emitir tendrán un nominal no inferior a CINCUENTA EUROS (50 €) cada uno de ellas y serán emitidas, como mínimo, a la par, es decir, al 100 por 100 de su valor nominal, libre de gastos para el suscriptor y su desembolso tendrá lugar en la fecha de cierre del periodo de oferta pública.

- Precio de Reembolso

El tipo de reembolso se fijará por el Consejo de Administración de la emisora cuando decida hacer uso de las facultades conferidas en el presente acuerdo.

- Tipo de Interés

El Consejo de Administración determinará el interés nominal de las obligaciones, los periodos de devengo de intereses y el pago de cupones en función de las condiciones de mercado.

- Conversión y/o canje

Las obligaciones que se emitan al amparo del presente acuerdo, serán convertibles en acciones nuevas de “PROMOTORA DE INFORMACIONES, S.A.” y/o canjeables por

acciones en circulación de la misma, quedando facultado el Consejo de Administración para determinar si son convertibles y/o canjeables, así como para determinar si son necesaria o voluntariamente convertibles y/o canjeables y, en el caso de que lo sean voluntariamente, si lo son a opción del titular de las obligaciones o de la emisora, con la periodicidad y durante el plazo que se establezca por el Consejo de Administración en uso de las facultades conferidas en el presente acuerdo.

En el caso en que la emisión fuese convertible y canjeable, el Consejo de Administración podrá establecer que la emisora se reserva el derecho de optar en cada momento entre la conversión en acciones nuevas o su canje por acciones en circulación, concretándose la naturaleza de las acciones a entregar al tiempo de realizar la conversión o canje, pudiendo optar incluso por entregar una combinación de acciones de nueva emisión con acciones ya existentes. En todo caso, la emisora deberá respetar la igualdad de trato entre todos los titulares de las obligaciones que se conviertan y/o canjeen en un mismo periodo de conversión y/o canje.

- Precio de conversión y/o canje

El precio de conversión y/o canje se determinará en el momento de la emisión. La conversión y/o canje se podrá establecer a precio fijo o precio variable, así como con prima, descuento, o al mismo precio de cotización en el momento de la emisión. En el caso de que la emisión se realice con un precio de conversión y/o canje fijo, éste no podrá ser inferior a la media de su cotización de cierre en la Bolsa de Madrid en los treinta días anteriores a la fecha del acuerdo del Consejo de Administración que ejecute esta emisión. En el caso de que la emisión se realice a tipo de conversión y/o canje variable, éste estará referido a la cotización en el momento de la conversión o canje.

En ningún caso el valor de la acción podrá ser inferior a su valor nominal. Asimismo la valoración de cada obligación o bono podrá incluir o no los intereses devengados y no pagados en el momento de su conversión y/o canje.

- Conversión y/o canje en el momento de la amortización de las obligaciones

En el momento de la amortización final de las obligaciones, la compañía emisora podrá ofrecer a los titulares de las mismas la posibilidad de convertirlas en acciones nuevas de "PROMOTORA DE INFORMACIONES, S.A." o de canjearlas por acciones en circulación de la misma, siempre que sean propietarios de dichas obligaciones a la fecha señalada para ejercitar la opción y siempre y cuando no se hubiera producido la amortización anticipada, si fuera el caso.

- Derechos de suscripción preferente en ampliaciones de capital y en emisiones de obligaciones convertibles y/o canjeables

Si antes de la conversión y/o canje de las obligaciones en acciones, se realizaran ampliaciones de capital con emisión de nuevas acciones ordinarias o privilegiadas, o emisiones de obligaciones convertibles, los titulares de las obligaciones convertibles y/o canjeables de la emisión o emisiones en vigor tendrán derecho de suscripción preferente, proporcional al valor nominal de las acciones que les corresponderían de realizarse en ese momento la conversión y/o canje de las obligaciones al cambio previsto para la misma, todo ello de acuerdo con la legislación vigente, salvo que, con arreglo a la misma, no haya lugar a tal derecho de suscripción preferente, y salvo que, en los términos y con los requisitos legales, se decida, por el órgano social competente o facultado para ello, la exclusión total o parcial del derecho de suscripción preferente de los accionistas y de los titulares de obligaciones convertibles y/o canjeables.

- Cláusula Antidilución

Si antes de la conversión y/o canje de las obligaciones en acciones, se produce un aumento de capital con cargo a reservas o una reducción del capital por pérdidas, se modificará la relación de cambio de las obligaciones por acciones, en proporción a la cuantía del aumento o de la reducción, de forma que afecte de igual manera a los accionistas y a los titulares de las obligaciones convertibles y/o canjeables.

- Suscripción preferente de las obligaciones de la emisión o emisiones

Los accionistas que lo sean a la fecha en que se acuerde la emisión o emisiones y los titulares de obligaciones convertibles pertenecientes a emisiones anteriores, tendrán

aquellos derechos que en cada caso determine la legislación en vigor. Los accionistas y los titulares de obligaciones convertibles podrán suscribir obligaciones de cada emisión, en la proporción que se acuerde por el Consejo de Administración, con respecto a las acciones u obligaciones convertibles de que fueran titulares el día que se abra el periodo de suscripción. Finalizado el periodo de suscripción abierta, si no se hubieran solicitado todas las obligaciones de la emisión, la suscripción de aquellas podrá proseguir durante el periodo que fije el Consejo, determinándose en definitiva las obligaciones puestas en circulación, pudiendo acordar el Consejo el cierre de la emisión y reducir su importe al definitivamente suscrito, lo que se hará constar en instrumento público, inscribiéndose en el Registro Mercantil con la expresión del número exacto y numeración, en su caso, de las emitidas y no suscritas, a efectos de su anulación. En el caso de existir peticiones superiores al nominal emitido, la Sociedad procederá a su prorrateo, de conformidad con lo establecido en la legislación vigente.

- Amortización

La duración de la emisión o emisiones no será superior a quince años. La compañía emisora se reserva el derecho a amortizar anticipadamente las obligaciones objeto de cada una de las emisiones en cualquier momento, en los términos que acuerde el Consejo de Administración en cada caso.

- Sindicato de tenedores de las obligaciones

Se constituirá para cada emisión, con arreglo a la vigente Ley de Sociedades Anónimas y al Reglamento del Registro Mercantil, un sindicato de tenedores de las obligaciones, nombrándose por el Consejo de Administración de la emisora un Comisario Provisional, titular y suplente, hasta que se celebre la primera Asamblea del Sindicato.

- Garantías de la emisión

La emisión o emisiones estarán garantizadas con la responsabilidad patrimonial universal del emisor, con arreglo a Derecho.

- Representación de las obligaciones

Las obligaciones a emitir al amparo de este acuerdo estarán representadas por títulos o por anotaciones en cuenta, de conformidad con la legislación en vigor en cada momento.

- Admisión a cotización

Por acuerdo del Consejo de Administración de la sociedad emisora, se podrá solicitar la admisión a cotización de las obligaciones de cada emisión o emisiones en los mercados de obligaciones organizados.

2. De acuerdo con lo previsto en el artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, se acuerda aumentar el capital social de la compañía en un máximo de CINCO MILLONES DE EUROS (5.000.000 €) para cubrir, en su caso, los supuestos de conversión de obligaciones en acciones de la compañía mediante la emisión del número de acciones ordinarias, de la misma serie y valor nominal de las que en ese momento hubiere en circulación, en la cantidad que fuera preciso para atender las solicitudes de conversión.

De conformidad con lo establecido en el artículo 159.4 del Texto Refundido de la Ley de Sociedades Anónimas, no habrá lugar al derecho de suscripción preferente en la ampliación o ampliaciones de capital resultantes de la conversión de obligaciones en acciones en cada una de las correspondientes emisiones.

3. Se faculta al Consejo de Administración para que, dentro del plazo de tres años a contar desde la presente Junta General de Accionistas, pueda proceder a la emisión o emisiones de obligaciones convertibles en acciones de nueva emisión de "PROMOTORA DE INFORMACIONES, S.A." y/o canjeables por acciones de "PROMOTORA DE INFORMACIONES, S.A." ya preexistentes, por el importe máximo autorizado y estableciendo, en su caso, dentro de las presentes bases y modalidades de conversión, las que quedasen por determinar, sin limitación alguna. En particular y

sin que la enumeración que sigue tenga carácter exhaustivo, el Consejo de Administración queda facultado para:

a) Establecer o no la subordinación de la emisión y la determinación de la prelación del crédito con respecto al conjunto de obligaciones de la compañía; incorporar en su caso derechos a los valores (warrants); determinar el importe máximo por suscriptor, en su caso, durante el período de suscripción abierta, si existiera; fijar el lugar de la suscripción y solicitar el rescate o reembolso de las obligaciones.

b) Determinar el tipo de emisión de las obligaciones que, en todo caso será, como mínimo, a la par, es decir, al 100 por 100 de su valor nominal.

c) Amortizar anticipadamente la emisión o emisiones.

d) Prorrogar durante el tiempo que acuerde el plazo de suscripción abierta a terceros o reducir el importe de la emisión al importe suscrito al cierre de dicho período.

e) Emitir, hasta el máximo acordado, las nuevas acciones que sean necesarias para atender la conversión de las obligaciones, adaptando, en consecuencia, el Artículo 6º de los Estatutos Sociales relativo al Capital Social.

f) Subsanar, aclarar e interpretar, precisar o complementar los acuerdos adoptados por la Junta General de Accionistas, en cuantas escrituras o documentos se otorgasen en ejecución de los mismos y, de modo particular, subsanar o corregir cuantos defectos, omisiones o errores, de fondo o de forma, impidieran el acceso de los acuerdos y de sus consecuencias al Registro Mercantil, Registros Oficiales de la Comisión Nacional del Mercado de Valores o cualesquiera otros.

g) Redactar y dar la publicidad que estime oportuna al folleto o folletos de emisión correspondientes.

h) A los efectos de la normativa aplicable, designar a la persona o personas que, en nombre de la compañía, hayan de asumir la responsabilidad del contenido del folleto o folletos informativos, en cada una de las emisiones.

i) Modificar la relación de cambio de las obligaciones por acciones si antes de la conversión y/o canje se produjera un aumento de capital con cargo a reservas o una reducción de capital por pérdidas.

j) Abstenerse de hacer uso, total o parcialmente, de las facultades conferidas en el presente acuerdo adoptado por la Junta General de Accionistas, así como abstenerse de ejecutar el aumento de capital acordado en el importe que no resulte necesario para atender a la conversión en acciones de las obligaciones convertibles emitidas.

ANDERSEN

Promotora de Informaciones, S.A.

Informe Especial sobre emisión de obligaciones convertibles y/o canjeables en el supuesto del artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, sin exclusión del derecho de suscripción preferente

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe Especial sobre emisión de obligaciones convertibles y/o canjeables en el supuesto del artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas

A la Junta General de Accionistas de
Promotora de Informaciones, S.A.:

A los fines previstos en el Artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, y de acuerdo con el encargo recibido de Promotora de Informaciones, S.A., emitimos este Informe Especial sobre la propuesta de emisión de obligaciones convertibles y/o canjeables en acciones de Promotora de Informaciones, S.A., que los Administradores presentan a la Junta General de Accionistas para su aprobación. La finalidad de nuestro trabajo no es la de certificar el precio de emisión o conversión de las obligaciones sino, exclusivamente, manifestar, por la aplicación de los procedimientos establecidos en la Norma Técnica de Elaboración de Informes Especiales sobre la Emisión de Obligaciones Convertibles en el supuesto del Articulo 292 del Texto Refundido de la Ley de Sociedades Anónimas, si el Informe redactado por los Administradores de Promotora de Informaciones, S.A., contiene la información requerida, recopilada en la citada Norma, que incluye la explicación de las bases y modalidades de la conversión.

En base al trabajo realizado con el alcance descrito en el párrafo anterior, el Informe adjunto, redactado por los Administradores de Promotora de Informaciones, S.A., acerca de la emisión de obligaciones convertibles y/o canjeables, contiene la información requerida, recopilada en la citada Norma.

No obstante, debido a que en el informe de los Administradores no se concretan aspectos tales como el tipo de interés de las obligaciones, su valor nominal y las fechas y condiciones de la emisión, conversión y vencimiento, entre otros extremos, cuya determinación estaría delegada en el Consejo de Administración, no podemos manifestarnos sobre las condiciones finales de la emisión en lo que a estos aspectos se refiere.

Este informe especial ha sido preparado, únicamente, a los fines previstos en el articulo 292 del Texto Refundido de la Ley de Sociedades Anónimas, por lo que no puede ser utilizado para ninguna otra finalidad.

ARTHUR ANDERSEN

Juan José Roque

27 de marzo de 2002

INFORME DEL CONSEJO DE ADMINISTRACION, ELABORADO EN CUMPLIMIENTO DE LO DISPUESTO EN LA LEY DE SOCIEDADES ANONIMAS, EN RELACION CON EL PUNTO OCTAVO DEL ORDEN DEL DIA DE LA JUNTA GENERAL DE ACCIONISTAS A CELEBRAR EL PROXIMO 18 DE ABRIL DE 2002

Propuestas en relación con el punto Octavo del Orden del Día (Emisión de obligaciones convertibles y/o canjeables por acciones de la propia sociedad, con exclusión del derecho de suscripción preferente y delegación de la ejecución de este acuerdo en el Consejo de Administración. Determinación de las bases y modalidades de la conversión y/o canje y aumento del capital social en la cuantía necesaria. Delegación en el Consejo de Administración de los extremos de la emisión no fijados por la Junta).

El Acuerdo que propone el Consejo de Administración tiene como objeto la emisión hasta un importe máximo de DOSCIENTOS CINCUENTA MILLONES DE EUROS (250.000.000 €) o su contravalor en otra divisa, con sujeción a la normativa aplicable, en una o varias emisiones (empréstitos), series de obligaciones canjeables por acciones de "PROMOTORA DE INFORMACIONES, S.A." ya existentes y/o convertibles en acciones de nueva emisión de "PROMOTORA DE INFORMACIONES, S.A.", con exclusión del derecho de suscripción preferente de los accionistas y, en su caso, titulares de otros valores convertibles que se puedan emitir, delegando en el Consejo las facultades necesarias para su ejecución. A tal fin, el presente informe se formula de conformidad con lo establecido en los artículos 159 y 292 de la Ley de Sociedades Anónimas.

El volumen de recursos que son objeto de negociación en los mercados financieros nacionales e internacionales permite, en un corto espacio de tiempo, captar en los mismos fondos en condiciones muy favorables, siempre que sea posible contar con instrumentos adecuados en momentos puntuales, dada la agilidad y rapidez con la que en ellos es preciso actuar.

Para poder aprovechar la oportunidad más óptima que brindan estos mercados de capitales, es necesario que tal emisión se pueda realizar, debido a diversas circunstancias, con la máxima celeridad y colocarla en el menor tiempo posible, sin las limitaciones que representa el derecho de suscripción preferente durante un periodo que ha de tener una duración mínima de 15 días.

Por ello, se plantea la emisión de obligaciones convertibles y/o canjeables por parte de la Compañía, para cuyo supuesto y a fin de permitir la tan necesaria agilidad de colocación antes señalada, se solicita de los accionistas la supresión total del derecho preferente a suscribir las obligaciones representativas de la citada emisión, que se propone a la aprobación de la Junta.

Como por otra parte, en el momento de someterse a dicha aprobación se desconoce en que momento las condiciones de tales mercados serán las más idóneas, se propone asimismo delegar en el Consejo de Administración para que, dentro del plazo entre la presente Junta General y la próxima Junta Ordinaria pueda, en el caso de que la situación de los mercados así lo aconsejara, fijar las fechas del acuerdo de emisión, demás condiciones de la misma no fijadas por la Junta, así como desarrollar las bases y modalidades de la conversión, fijando y concretando los extremos no previstos en ésta, e incluso desistir, total o parcialmente, de la realización de la emisión. A partir de la citada fecha límite, y por caducidad, se entenderá sin valor ni efecto alguno esta delegación, entendiéndose asimismo que se faculta al Consejo de Administración para abstenerse de ejecutar parcial o totalmente el acuerdo.

A efectos de la supresión del derecho de suscripción preferente se hace constar que según el último balance individual aprobado, el valor patrimonial neto individual es de 2,17 euros por acción.

No se conoce en este momento la identidad de los potenciales suscriptores de las obligaciones convertibles y/o canjeables objeto de la emisión, dado que cabe la posibilidad que sean colocadas en régimen de Oferta Pública. Cabe también la posibilidad de que la emisión sea cubierta por una filial de PROMOTORA DE INFORMACIONES, S.A. residente en un país cuya legislación esté mas en línea con las exigencias de los mercados respecto a la emisión de obligaciones, para que ésta a

su vez emita obligaciones convertibles y/o canjeables. En este supuesto, es también necesaria la supresión total del derecho de suscripción preferente al estar dirigida la emisión a un suscriptor determinado.

El presente acuerdo de emisión se realizará con las garantías generales de la Ley en cuanto a la determinación de las condiciones, dentro de las bases y modalidades que la Junta General apruebe, llevándose a cabo la conversión mediante ampliaciones de capital hasta el máximo que la Junta General fije. Asimismo, se procederá a la constitución de una asociación de defensa o sindicato de tenedores de valores y al nombramiento de un Comisario, todo ello de acuerdo con el artículo 282 y siguientes del Texto Refundido de la Ley de Sociedades Anónimas y concordantes del Reglamento del Registro Mercantil. Por último, el importe máximo de la emisión o emisiones respetará en todo caso el límite establecido en el artículo 282 de la Ley de Sociedades Anónimas, que establece que *"la sociedad podrá emitir series numeradas de obligaciones u otros valores que reconozcan o creen una deuda, siempre que el importe total de las emisiones no sea superior al capital social desembolsado, mas las reservas que figuren en el último balance aprobado y las cuentas de regularización y actualización de balances, cuando hayan sido aceptadas por el Ministerio de Economía y Hacienda".*

Se adjuntará como Anexo Informes emitidos por el Auditor de Cuentas en cumplimiento de lo dispuesto en los artículos 292.2 y 159 de la Ley de Sociedades Anónimas. A tal fin se hace constar que el presente informe se emite en la misma sesión del Consejo en la que se han formulado las Cuentas Anuales, individuales y consolidadas, del Ejercicio 2.001, en cuyas Memorias se recogen los hechos significativos acaecidos con posterioridad al cierre del Ejercicio.

Asimismo y de conformidad con los artículos 159 y 292 de la Ley de Sociedades Anónimas, se transcriben las bases y modalidades de la conversión de la presente emisión, así como el aumento de capital social en la cuantía necesaria para atender a la misma, que se elevarán a la aprobación de la Junta.

Expresamente se prevé la posibilidad de que las obligaciones emitidas puedan ser desembolsadas por los suscriptores en efectivo, o en especie mediante la entrega de

acciones u otro valores de otras compañías, según determine el Consejo de Administración en el momento de llevar a cabo la emisión. En el caso de que la contraprestación no sea dineraria, será de aplicación lo dispuesto en el artículo 38 de la Ley de Sociedades Anónimas.

Los acuerdos cuya adopción se propone a la Junta General de Accionistas son los siguientes:

1. Emitir hasta un importe máximo de DOSCIENTOS CINCUENTA MILLONES DE EUROS (250.000.000 €) o su contravalor en otra divisa, con sujeción a la normativa aplicable, en una o varias emisiones (empréstitos), series de obligaciones canjeables por acciones de "PROMOTORA DE INFORMACIONES, S.A." ya existentes y/o convertibles en acciones de nueva emisión de "PROMOTORA DE INFORMACIONES, S.A.", delegando en el Consejo las facultades necesarias para su ejecución, de conformidad con las bases, modalidades y demás condiciones que a continuación se indican:

- Valor nominal y precio de emisión de las obligaciones

Las obligaciones a emitir tendrán un nominal no inferior a CINCUENTA EUROS (50 €) cada uno de ellas y serán emitidas, como mínimo, a la par, es decir, al 100 por 100 de su valor nominal.

Las obligaciones podrán ser desembolsadas por los suscriptores en efectivo, o en especie mediante la entrega de acciones u otro valores de otras compañías, según determine el Consejo de Administración. En el caso de que la contraprestación no sea dineraria, será de aplicación lo dispuesto en el artículo 38 de la Ley de Sociedades Anónimas.

- Precio de Reembolso

El tipo de reembolso se fijará por el Consejo de Administración de la emisora cuando decida sobre la ejecución del presente acuerdo.

- Tipo de Interés

El Consejo de Administración determinará el interés nominal de las obligaciones, los periodos de devengo de intereses y el pago de cupones en función de las condiciones de mercado.

- Conversión y/o canje

Las obligaciones que se emitan en ejecución del presente acuerdo, serán convertibles en acciones nuevas de "PROMOTORA DE INFORMACIONES, S.A." y/o canjeables por acciones en circulación de la misma, quedando facultado el Consejo de Administración para determinar si son convertibles y/o canjeables, así como para determinar si son necesaria o voluntariamente convertibles y/o canjeables y, en el caso de que lo sean voluntariamente, si lo son a opción del titular de las obligaciones o de la emisora, con la periodicidad y durante el plazo que se establezca por el Consejo de Administración en ejecución del presente acuerdo.

En el caso en que la emisión fuese convertible y canjeable, el Consejo de Administración podrá establecer que la emisora se reserva el derecho de optar en cada momento entre la conversión en acciones nuevas o su canje por acciones en circulación, concretándose la naturaleza de las acciones a entregar al tiempo de realizar la conversión o canje, pudiendo optar incluso por entregar una combinación de acciones de nueva emisión con acciones ya existentes. En todo caso, la emisora deberá respetar la igualdad de trato entre todos los titulares de las obligaciones que se conviertan y/o canjeen en un mismo periodo de conversión y/o canje.

- Precio de conversión y/o canje

A efectos de conversión y/o canje, las obligaciones se valorarán por su importe nominal y las acciones al cambio fijo que se determine por el Consejo de Administración de la emisora en ejecución del presente acuerdo, o al cambio determinable en la fecha o fechas que se indiquen en el propio acuerdo del Consejo de Administración y en función de la cotización en Bolsa de las acciones de la compañía en la fecha/s o período/s que se tomen como referencia en el mismo acuerdo, con o sin descuento. En todo caso, el valor de las acciones a efectos de su

conversión y/o canje, no podrá ser inferior a la media de su cotización de cierre en la Bolsa de Madrid en los treinta días anteriores a la fecha del acuerdo del Consejo de Administración que ejecute esta emisión, ni superior al 200 por 100 de dicha cotización. En ningún caso el valor de la acción podrá ser inferior a su valor nominal, ni inferior a 2,17 euros- que es su valor neto patrimonial con arreglo al último balance anual, aprobado en la presente Junta General Ordinaria- por acción de una décima de euro de valor nominal.

- Derechos de suscripción preferente en ampliaciones de capital y en emisiones de obligaciones convertibles y/o canjeables.

Si antes de la conversión y/o canje de las obligaciones en acciones, se realizaran ampliaciones de capital con emisión de nuevas acciones ordinarias o privilegiadas, o emisiones de obligaciones convertibles, los titulares de las obligaciones convertibles y/o canjeables de la emisión o emisiones en vigor tendrán derecho de suscripción preferente, proporcional al valor nominal de las acciones que les corresponderían de realizarse en ese momento la conversión y/o canje de las obligaciones al cambio previsto para la misma, todo ello de acuerdo con la legislación vigente, salvo que, con arreglo a la misma, no haya lugar a tal derecho de suscripción preferente, y salvo que, en los términos y con los requisitos legales, se decida, por el órgano social competente o facultado para ello, la exclusión total o parcial del derecho de suscripción preferente de los accionistas y de los titulares de obligaciones convertibles y/o canjeables.

- Cláusula Antidilución

Si antes de la conversión y/o canje de las obligaciones en acciones, se produce un aumento de capital con cargo a reservas o una reducción del capital por pérdidas, se modificará la relación de cambio de las obligaciones por acciones, en proporción a la cuantía del aumento o de la reducción, de forma que afecte de igual manera a los accionistas y a los titulares de las obligaciones convertibles y/o canjeables.

- Exclusión del derecho de suscripción preferente

Por exigencia del interés social y en atención a las razones expuestas en el Informe de los Administradores, se excluye el derecho preferente de los accionistas y, en su caso,

titulares de otros valores convertibles que se puedan emitir, a suscribir las obligaciones representativas de la emisión o emisiones a que se refiere el presente acuerdo.

- Amortización

La duración de la amortización de la emisión o emisiones no será superior a quince años. La compañía emisora se reserva el derecho a amortizar anticipadamente las obligaciones objeto de cada una de las emisiones en cualquier momento, en los términos que acuerde el Consejo de Administración en cada caso.

- Sindicato de tenedores de las obligaciones

Se constituirá para cada emisión, con arreglo a la vigente Ley de Sociedades Anónimas y al Reglamento del Registro Mercantil, un sindicato de tenedores de las obligaciones, nombrándose por el Consejo de Administración de la emisora un Comisario Provisional, titular y suplente, hasta que se celebre la primera Asamblea del Sindicato.

- Garantías de la emisión

La emisión o emisiones estarán garantizadas con la responsabilidad patrimonial universal del emisor, con arreglo a Derecho.

- Representación de las obligaciones

Las obligaciones a emitir al amparo de este acuerdo estarán representadas por títulos o por anotaciones en cuenta, de conformidad con la legislación en vigor en cada momento.

- Admisión a cotización

Por acuerdo del Consejo de Administración de la sociedad emisora, se podrá solicitar la admisión a cotización de las obligaciones de cada emisión o emisiones en los mercados de valores organizados.

2. De acuerdo con lo previsto en el artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, se acuerda aumentar el capital social de la compañía en un máximo de CINCO MILLONES DE EUROS (5.000.000 €) para cubrir, en su caso, los supuestos de conversión de obligaciones en acciones de la compañía mediante la emisión del número de acciones ordinarias, de la misma serie y valor nominal de las que en ese momento hubiere en circulación. Las nuevas acciones se emitirán en la cantidad que fuera precisa para atender las solicitudes de conversión de las obligaciones convertibles de la compañía, así como las solicitudes de conversión de bonos u obligaciones emitidos por cualquier filial de la misma, siempre que las condiciones de conversión, establecidas en el correspondiente acuerdo de emisión, no sean más favorables para el titular de los bonos u obligaciones que las que resulten para las obligaciones emitidas por la propia sociedad.

De conformidad con lo establecido en el artículo 159.4 del Texto Refundido de la Ley de Sociedades Anónimas, no habrá lugar al derecho de suscripción preferente en la ampliación o ampliaciones de capital resultantes de la conversión de obligaciones en acciones en cada una de las correspondientes emisiones.

3. Se faculta al Consejo de Administración para que, dentro del plazo que transcurra entre la presente Junta General de Accionistas y la próxima Junta General Ordinaria, pueda llevar a cabo la ejecución de la emisión o emisiones de obligaciones convertibles en acciones de nueva emisión de "PROMOTORA DE INFORMACIONES, S.A." y/o canjeables por acciones de "PROMOTORA DE INFORMACIONES, S.A." ya preexistentes, por el importe máximo acordado y estableciendo, en su caso, dentro de las bases y modalidades de conversión fijados por la Junta, las que quedasen por determinar, sin limitación alguna. En particular y sin que la enumeración que sigue tenga carácter exhaustivo, el Consejo de Administración queda facultado para:

a) Establecer o no la subordinación de la emisión y la determinación de la prelación del crédito con respecto al conjunto de obligaciones de la compañía; incorporar en su caso derechos a los valores (warrants); determinar el importe máximo por suscriptor, en su caso, durante el período de suscripción abierta, si existiera; fijar el lugar de la suscripción y solicitar el rescate o reembolso de las obligaciones.

b) Determinar el tipo de emisión de las obligaciones que, en todo caso será, como mínimo, a la par, es decir, al 100 por 100 de su valor nominal así como determinar la forma de desembolso de las mismas.

c) Amortizar anticipadamente la emisión o emisiones.

d) Prorrogar durante el tiempo que acuerde el plazo de suscripción abierta a terceros o reducir el importe de la emisión al importe suscrito al cierre de dicho período.

e) Emitir, hasta el máximo acordado, las nuevas acciones que sean necesarias para atender la conversión de las obligaciones, adaptando, en consecuencia, el Artículo 6º de los Estatutos Sociales relativo al Capital Social.

f) Subsanar, aclarar e interpretar, precisar o complementar los acuerdos adoptados por la Junta General de Accionistas, en cuantas escrituras o documentos se otorgasen en ejecución de los mismos y, de modo particular, subsanar o corregir cuantos defectos, omisiones o errores, de fondo o de forma, impidieran el acceso de los acuerdos y de sus consecuencias al Registro Mercantil, Registros Oficiales de la Comisión Nacional del Mercado de Valores o cualesquiera otros.

g) Redactar y dar la publicidad que estime oportuna al folleto o folletos de emisión correspondientes, cuando proceda.

h) A los efectos de la normativa aplicable, designar a la persona o personas que, en nombre de la compañía, hayan de asumir la responsabilidad del contenido del folleto o folletos informativos, en cada una de las emisiones, cuando proceda.

i) Modificar la relación de cambio de las obligaciones por acciones si antes de la conversión y/o canje se produjera un aumento de capital con cargo a reserva o una reducción de capital por pérdidas.

j) Abstenerse de hacer uso, total o parcialmente, de las facultades conferidas en el presente acuerdo adoptado por la Junta General de Accionistas, así como abstenerse de ejecutar el aumento de capital acordado en el importe que no resulte necesario para atender a la conversión en acciones de las obligaciones convertibles emitidas.

ANDERSEN

Promotora de Informaciones, S.A.

Informe Especial sobre emisión de obligaciones convertibles en el supuesto del artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, con exclusión del derecho de suscripción preferente.

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe Especial sobre emisión de obligaciones convertibles en el supuesto del artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas

A la Junta General de Accionistas de
Promotora de Informaciones, S.A.:

A los fines previstos en el Artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, y de acuerdo con el encargo recibido de Promotora de Informaciones, S.A. (en lo sucesivo, la "Sociedad"), emitimos este Informe Especial sobre la propuesta de emisión de obligaciones convertibles y/o canjeables en acciones de Promotora de Informaciones, S.A. con exclusión del derecho de suscripción preferente, que los Administradores de la Sociedad les presentan para su aprobación. La finalidad de nuestro trabajo no es la de certificar el precio de emisión o conversión de las obligaciones, sino exclusivamente manifestar, por aplicación de los procedimientos establecidos en la Norma Técnica de Auditoría referente a la elaboración de informes especiales sobre emisión de obligaciones convertibles en el supuesto del artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, si el informe adjunto redactado por los Administradores de la Sociedad contiene la información requerida, recopilada en la citada Norma, que incluye la explicación de las bases y modalidades de la conversión.

En base al trabajo realizado con el alcance descrito en el párrafo anterior, el Informe adjunto, redactado por los Administradores de la Sociedad acerca de la emisión de obligaciones convertibles y/o canjeables con exclusión del derecho de suscripción preferente contiene la información requerida recopilada por la citada Norma.

No obstante, debido a que en el Informe de los Administradores de la Sociedad no se concretan aspectos tales como el tipo de interés de las obligaciones, su valor nominal, el precio de reembolso y las fechas y condiciones de emisión, conversión y vencimiento, entre otros extremos, cuya determinación se propone sea facultad del Consejo de Administración de la Sociedad, no podemos manifestarnos sobre las condiciones de la emisión en la fecha en que se haga efectiva por lo que a estos aspectos se refiere.

Asimismo, y teniendo en cuenta que en el Informe de los Administradores se propone la exclusión del derecho de suscripción preferente que corresponde a los accionistas, con esta misma fecha hemos emitido un Informe Especial por aplicación de la Norma Técnica de Elaboración de Informes Especiales sobre exclusión del derecho de suscripción preferente en el supuesto del artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas, que debe ser leído conjuntamente con este Informe Especial.

Este Informe Especial ha sido preparado únicamente, a los fines previstos en el artículo 292 del Texto Refundido de la Ley de Sociedades Anónimas, por lo que no debe ser utilizado para ninguna otra finalidad.

ARTHUR ANDERSEN

Juan José Roque

27 de marzo de 2002

ANDERSEN

Promotora de Informaciones, S.A.

Informe Especial sobre exclusión del derecho de suscripción preferente en el supuesto del artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe Especial sobre exclusión del derecho de suscripción preferente en el supuesto del artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas

A la Junta General de Accionistas de
Promotora de Informaciones, S.A.:

A los fines previstos en el Artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas y las posteriores modificaciones a este artículo recogidas en la Ley 50/1998, de 30 de diciembre, de Medidas Fiscales, Administrativas y de Orden Social, y de acuerdo con el encargo recibido de Promotora de Informaciones, S.A. (en lo sucesivo indistintamente la "Sociedad"), emitimos este Informe Especial sobre la propuesta de emisión de obligaciones convertibles y/o canjeables en acciones de Promotora de Informaciones, S.A., con exclusión del derecho de suscripción preferente, al que se adjunta el informe del Consejo de Administración de la Sociedad de fecha 21 de marzo de 2002 que se someterá a la aprobación de la Junta General de Accionistas. La emisión de obligaciones convertibles y/o canjeables que se propone efectuar originará, en su caso, un aumento del capital social de la Sociedad en la cuantía necesaria para atender la eventual conversión de dichas obligaciones en acciones de Promotora de Informaciones, S.A.

El artículo 159.1.c) del Texto Refundido de la Ley de Sociedades Anónimas establece la posibilidad de que en los aumentos de capital con exclusión del derecho de suscripción preferente, las sociedades cotizadas en Bolsa emitan las nuevas acciones al tipo de emisión que estimen oportuno, siempre y cuando dicho tipo sea superior al valor neto patrimonial correspondiente a cada una de las acciones de la entidad. El informe elaborado por el Consejo de Administración propone que el tipo de emisión de las nuevas acciones se determinará por acuerdo del Consejo de Administración de la Sociedad y establece que dicho valor deberá estar comprendido entre el valor de cotización medio en la Bolsa de Madrid de las acciones de Promotora de Informaciones, S.A. de los treinta días anteriores a la fecha del acuerdo del Consejo de Administración que ejecute la emisión, y el 200% de dicho valor. En ningún caso el valor de la acción podrá ser inferior a su valor nominal ni a su valor neto patrimonial de acuerdo al último balance individual al 31 de diciembre de 2001 que se someterá a la aprobación de la Junta General de Accionistas y que asciende a 2,17 euros por acción.

Nuestro trabajo, se ha basado en las cuentas anuales consolidadas de Promotora de Informaciones, S.A. correspondientes al ejercicio anual finalizado el 31 de diciembre de 2001, que fueron auditadas por nosotros y sobre las que emitimos nuestro informe de auditoría con fecha 27 de marzo de 2002, en el que expresamos una opinión con la siguiente salvedad:

Durante el ejercicio 1999, el Grupo Prisa amortizó anticipadamente los fondos de comercio originados, fundamentalmente, en la adquisición a finales de dicho ejercicio de participaciones en el capital de diversas sociedades. La amortización realizada se basó en la aplicación del principio de prudencia valorativa, ya que no se espera una evolución negativa de las correspondientes inversiones (véanse Notas 3-f y 4). Si la amortización de los fondos de comercio correspondientes a estas inversiones se hubiese efectuado en 5 años, el gasto por amortización del fondo de comercio por el ejercicio anual terminado el 31 de diciembre de 2001 hubiera sido superior en 9.495 miles de euros. En consecuencia, al 31 de diciembre de 2001 existe un exceso de amortización de fondos de comercio que asciende a 21.430 miles de euros, que, de acuerdo con la normativa vigente, debería registrarse incrementando el epígrafe "Ingresos extraordinarios – ingresos de ejercicios anteriores" de la cuenta de pérdidas y ganancias consolidada correspondiente al ejercicio anual terminado el 31 de diciembre de 2001.

Adicionalmente, nuestro trabajo ha incluido los siguientes procedimientos:

a) Formulación de preguntas a la Dirección de la Sociedad sobre acontecimientos importantes que pudieran haber afectado de forma significativa a Promotora de Informaciones, S.A. entre la fecha de cierre de las citadas cuentas anuales consolidadas auditadas y la fecha de este Informe Especial.

b) Evaluación del método de valoración y factores expuestos por los Administradores en su informe para la determinación del tipo de emisión propuesto para las acciones.

c) Obtención de una carta de manifestaciones de los Administradores de la Sociedad en la que se nos comunicó que habían puesto en nuestro conocimiento todas las hipótesis, datos o informaciones relevantes, así como los hechos posteriores de importancia.

Teniendo en cuenta todo lo indicado anteriormente, en nuestro juicio profesional, los factores utilizados por el Consejo de Administración de la Sociedad en la determinación del tipo de emisión para las nuevas acciones en que eventualmente habrán de convertirse las obligaciones que se emitan, están adecuadamente expuestos en el informe adjunto; si bien este tipo de emisión no queda fijado a la fecha de este Informe Especial por estar referenciado al valor de cotización de las acciones de Promotora de Informaciones, S.A. en una fecha posterior.

Este informe especial ha sido preparado únicamente a los fines previstos en el artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas, por lo que no debe ser utilizado para ninguna otra finalidad. Con esta misma fecha, hemos emitido un Informe Especial, por aplicación de la Norma Técnica de Auditoría referente a la emisión de obligaciones convertibles, que debe ser leído conjuntamente con este Informe Especial.

ARTHUR ANDERSEN

Juan José Roque

27 de marzo de 2002

02 APR -4 [illegible] 8:[illegible]

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Cuentas anuales individuales
junto con el informe de gestión
correspondientes al ejercicio 2001

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe de auditoría de cuentas anuales

A los Accionistas de
Promotora de Informaciones, S.A.:

1. Hemos auditado las cuentas anuales de PROMOTORA DE INFORMACIONES, S.A. (PRISA), que comprenden el balance de situación al 31 de diciembre de 2001 y la cuenta de pérdidas y ganancias y la memoria correspondientes al ejercicio anual terminado en dicha fecha, cuya formulación es responsabilidad de los Administradores de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre las citadas cuentas anuales en su conjunto, basada en el trabajo realizado de acuerdo con las normas de auditoría generalmente aceptadas, que requieren el examen, mediante la realización de pruebas selectivas, de la evidencia justificativa de las cuentas anuales y la evaluación de su presentación, de los principios contables aplicados y de las estimaciones realizadas.

2. De acuerdo con la legislación mercantil, los Administradores de la Sociedad presentan, a efectos comparativos, con cada una de las partidas del balance de situación, de la cuenta de pérdidas y ganancias y del cuadro de financiación, además de las cifras del ejercicio 2001, las correspondientes al ejercicio anterior. Nuestra opinión se refiere exclusivamente a las cuentas anuales del ejercicio 2001. Con fecha 15 de marzo de 2001 emitimos nuestro informe de auditoría sobre las cuentas anuales del ejercicio 2000, en el que expresamos una opinión sin salvedades.

3. PROMOTORA DE INFORMACIONES, S.A. (PRISA), como cabecera del Grupo, presenta cuentas anuales consolidadas. Con esta misma fecha, emitimos nuestro informe de auditoría sobre las cuentas anuales consolidadas del ejercicio 2001 que incluye una salvedad por la amortización acelerada durante el ejercicio 1999 de ciertos fondos de comercio, existiendo al 31 de diciembre de 2001 un exceso de amortización por este concepto que asciende a, aproximadamente, 21.430 miles de euros.

4. En nuestra opinión, las cuentas anuales del ejercicio 2001 adjuntas expresan, en todos los aspectos significativos, la imagen fiel del patrimonio y de la situación financiera de PROMOTORA DE INFORMACIONES, S.A. (PRISA) al 31 de diciembre de 2001 y de los resultados de sus operaciones y de los recursos obtenidos y aplicados durante el ejercicio anual terminado en dicha fecha y contienen la información necesaria y suficiente para su interpretación y comprensión adecuada, de conformidad con principios y normas generalmente que guardan uniformidad con los aplicados en el ejercicio anterior.

5. El informe de gestión adjunto del ejercicio 2001 contiene las explicaciones que los Administradores consideran oportunas sobre la situación de la Sociedad, la evolución de sus negocios y sobre otros asuntos y no forma parte integrante de las cuentas anuales. Hemos verificado que la información contable que contiene el citado informe de gestión concuerda con la de las cuentas anuales del ejercicio 2001. Nuestro trabajo como auditores se limita a la verificación del informe de gestión con el alcance mencionado en este mismo apartado y no incluye la revisión de información distinta de la obtenida a partir de los registros contables de la Sociedad.

ARTHUR ANDERSEN

Juan José Roque

27 de marzo de 2002

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Cuentas anuales individuales
correspondientes al ejercicio 2001

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
BALANCES DE SITUACION AL 31 DE DICIEMBRE DE 2001 Y 2000
(en miles de euros)

ACTIVO	31.12.2001	31.12.2000
A) INMOVILIZADO	**724.869**	**614.464**
I. GASTOS AMPLIACION CAPITAL	**119**	**167**
II. INMOVILIZACIONES INMATERIALES *(Nota 5)*		
1. Concesiones, patentes y otros	1.771	118
2. Aplicaciones informáticas	754	336
3. Amortizaciones	(466)	(232)
	2.059	**222**
III. INMOVILIZACIONES MATERIALES *(Nota 6)*		
1. Terrenos y construcciones	89.691	84.006
2. Instalaciones técnicas y maquinaria	3.449	3.253
3. Otras instalaciones y mobiliario	1.625	1.457
4. Otro inmovilizado	3.121	2.858
5. Anticipos e Inmovilizado en curso	9.705	10.511
6. Amortizaciones	(35.967)	(32.122)
	71.624	**69.963**
IV. INMOVILIZACIONES FINANCIERAS *(Nota 7)*		
1. Participaciones en Empresas del Grupo	435.105	334.266
2. Participaciones en Empresas Asociadas	186.234	186.136
3. Cartera de valores a largo plazo	45.723	27.282
4. Depósitos y fianzas	371	396
5. Provisiones Empresas del Grupo y Asociadas	(23.967)	(6.966)
6. Provisiones cartera de valores a largo plazo	(17.117)	(5.784)
	626.349	**535.330**
V. ACCIONES PROPIAS *(Nota 8)*	**24.718**	**8.782**
C) ACTIVO CIRCULANTE	**121.847**	**122.749**
I. DEUDORES		
1. Clientes por prestación de servicios	2.950	1.044
2. Empresas del Grupo y Asociadas deudoras *(Nota 14)*	9.857	12.720
3. Administraciones Públicas	22.696	25.513
	35.503	**39.277**
II. INVERSIONES FINANCIERAS TEMPORALES		
1. Créditos a Empresas del Grupo y Asociadas	62.036	35.894
2. Cartera de valores a corto plazo *(Nota 9)*	25.680	46.862
3. Provisión cartera de valores a corto plazo *(Nota 9)*	(1.522)	(392)
	86.194	**82.364**
III. TESORERIA	**86**	**638**
IV. AJUSTES POR PERIODIFICACION	**64**	**470**
TOTAL ACTIVO	**846.716**	**737.213**

PASIVO	31.12.2001	31.12.2000
A) FONDOS PROPIOS *(Nota 10)*	**494.369**	**460.651**
I. CAPITAL SUSCRITO	**21.881**	**21.881**
II. PRIMA DE EMISION	**108.369**	**108.369**
III. RESERVAS DE ACTUALIZACION	**3.289**	**3.289**
IV. RESERVAS DE REVALORIZACIÓN RDL 7/1996	**10.650**	**10.650**
V. RESERVAS		
1. Reserva legal	4.376	2.231
2. Reservas para acciones propias	24.718	8.782
3. Reservas estatutarias	10.941	5.578
4. Reserva para capital amortizado	1.373	1.373
5. Otras reservas	246.388	229.493
	287.796	**247.457**
VI. BENEFICIO DEL EJERCICIO	**62.384**	**69.005**
B) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**927**	**868**
C) PROVISIONES PARA RIESGOS Y GASTOS *(Nota 11)*	**11.730**	**19.094**
D) ACREEDORES A LARGO PLAZO *(Nota 12)*	**202.457**	**112.568**
I. DEUDAS CON EMPRESAS DEL GRUPO Y ASOCIADAS	**4.404**	**4.404**
II. DEUDAS CON ENTIDADES DE CREDITO	**182.108**	**56.639**
III. ADMINISTRACIONES PUBLICAS	**3.560**	**30.802**
IV. DESEMBOLSO PENDIENTE SOBRE ACCIONES	**12.000**	**20.250**
V. OTRAS DEUDAS A LARGO PLAZO	**385**	**473**
E) ACREEDORES A CORTO PLAZO	**137.233**	**144.032**
I. DEUDAS CON EMPRESAS DEL GRUPO Y ASOCIADAS *(Nota 14)*	**46.541**	**4.091**
II. ACREEDORES COMERCIALES	**3.173**	**1.255**
III. OTRAS DEUDAS NO COMERCIALES		
1. Administraciones Públicas	8.036	18.829
2. Deudas con entidades de crédito *(Nota 13)*	22.888	117.230
3. Efectos comerciales a pagar	551	811
4. Otras deudas *(Nota 13)*	56.044	1.816
	87.519	**138.686**
TOTAL PASIVO	**846.716**	**737.213**

Las notas 1 a 20 y los Anexos I, II y III forman parte integrante del Balance de Situación al 31 de diciembre de 2001.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

CUENTAS DE PERDIDAS Y GANANCIAS CORRESPONDIENTES A LOS EJERCICIOS 2001 Y 2000

(en miles de euros)

DEBE	31.12.2001	31.12.2000
A) GASTOS		
1. Gastos de personal:		
a) Sueldos, salarios y asimilados	8.965	6.274
b) Cargas sociales	710	558
2. Dotaciones para amortizaciones de inmovilizado	4.252	3.747
3. Otros gastos de explotación:		
a) Servicios exteriores	8.260	6.469
b) Tributos	266	152
I. BENEFICIOS DE EXPLOTACION	**68.134**	**75.588**
4. Gastos financieros y asimilados:		
a) Por deudas con Empresas del Grupo *(Nota 15)*	1.104	48
b) Por deudas con terceros y gastos asimilados	10.686	6.838
5. Variación de las provisiones de inversiones financieras temporales (Nota 4.f)	1.280	392
II. RESULTADOS FINANCIEROS POSITIVOS	**-**	**3.706**
III. BENEFICIO DE LAS ACTIVIDADES ORDINARIAS	**63.924**	**79.294**
6. Variación de las provisiones de valores mobiliarios *(Notas 4.d y 7)*	29.499	18.440
7. Gastos extraordinarios *(Nota 15)*	4.561	4.176
V. BENEFICIOS ANTES DE IMPUESTOS	**33.033**	**61.531**
8. Impuesto sobre Sociedades (Nota 14)	(29.351)	(7.474)
VI. BENEFICIO DEL EJERCICIO	**62.384**	**69.005**

HABER	31.12.2001	31.12.2000
B) INGRESOS		
1. Importe neto de la cifra de negocios:		
a) Prestación de servicios (*Nota 15*)	16.476	14.058
b) Ingresos de participaciones en el capital (*Nota 15*):		
De Empresas del Grupo	70.064	74.465
De Empresas Asociadas	4.047	4.265
2. Ingresos de valores mobiliarios	4.099	9.124
3. Otros intereses e ingresos asimilados:		
a) De créditos a Empresas del Grupo y Asociadas (*Nota 15*)	2.095	817
b) Otros ingresos financieros	2.666	1.043
II. RESULTADOS FINANCIEROS NEGATIVOS	**4.210**	**-**
4. Beneficios en enajenación de inmovilizado *(Notas 7 y 15)*	3.169	1
5. Beneficios por operaciones con acciones propias	-	25
6. Ingresos extraordinarios	-	4.827
IV. BENEFICIOS EXTRAORDINARIOS NEGATIVOS	**30.891**	**17.763**

Las notas 1 a 20 y los Anexos I, II y III forman parte integrante de la Cuenta de Pérdidas y Ganancias del ejercicio 2001.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Memoria individual
correspondiente al ejercicio 2001

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

MEMORIA INDIVIDUAL

CORRESPONDIENTE AL EJERCICIO ANUAL 2001

1.- Actividad de la Sociedad

Promotora de Informaciones, S.A., con domicilio social en Madrid, calle Gran Vía, 32 se constituyó el 18 de enero de 1972. Su actividad comprende, entre otras, la explotación de medios de comunicación social impresos y audiovisuales, la participación en sociedades y negocios, y la prestación de toda clase de servicios.

2.- Bases de presentación de las cuentas anuales

- *Imagen fiel*

Las cuentas anuales han sido obtenidas de los registros contables de la Sociedad y se presentan de acuerdo con el Plan General de Contabilidad, de forma que muestran la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad. Las cuentas anuales del ejercicio 2001 que han sido formuladas por los Administradores se someterán a la aprobación por la Junta General de Accionistas, estimándose que serán aprobadas sin modificación alguna.

- *Comparación de la información*

Las cuentas anuales de los ejercicios precedentes se expresaron en miles de pesetas. Los importes correspondientes a esos ejercicios incluidos en las presentes cuentas anuales se han convertido a miles de euros de acuerdo con lo previsto en la Ley 46/1998, de 17 de diciembre, sobre introducción del euro.

3.- Distribución de resultados

La propuesta de distribución de beneficios formulada por los Administradores de la Sociedad para el ejercicio 2001 es la siguiente, en miles de euros:

	Importe
Base de Reparto	
- Beneficio del ejercicio	62.384
Distribución	
- A Reserva Voluntaria	42.234
- A Dividendos	18.708
- A Retribución de los Consejeros	1.442

El dividendo por acción, sin considerar la autocartera de Promotora de Informaciones, S.A., se distribuye a razón de 0,09 euros por acción, no habiéndose aprobado dividendo a cuenta alguno con cargo a los resultados del ejercicio 2001. Este dividendo corresponde, aproximadamente, al 25% del resultado consolidado.

4.- Normas de valoración

Las principales normas de valoración utilizadas por la Sociedad en la elaboración de sus cuentas anuales del ejercicio 2001 han sido las siguientes:

a) Gastos de ampliación de capital

Los gastos de ampliación de capital están contabilizados por los costes incurridos en concepto de escrituración, registro, impuestos de trasmisiones patrimoniales y abogados.

Se amortizan a razón del 20% anual. El cargo en la cuenta de pérdidas y ganancias adjunta asciende a un importe de 47 miles de euros.

b) Inmovilizaciones inmateriales

El epígrafe "Concesiones, patentes y otros" recoge los importes satisfechos para la adquisición de la propiedad o del derecho al uso de las diferentes manifestaciones de la misma. Se amortiza linealmente en cinco ejercicios.

El epígrafe "Aplicaciones informáticas" recoge los importes satisfechos para el desarrollo de programas informáticos específicos para la propia empresa o el importe incurrido en la adquisición a terceros de la licencia de uso de programas. Se amortiza en un periodo de tres ejercicios desde su puesta en funcionamiento.

El cargo a la cuenta de pérdidas y ganancias del ejercicio 2001 por el concepto de amortización del inmovilizado inmaterial ascendió a 234 miles de euros.

c) Inmovilizaciones materiales

El inmovilizado material adquirido con anterioridad al 31 de diciembre de 1996 está valorado a precio de coste actualizado de acuerdo con diversas disposiciones legales, siendo la última de estas el Real Decreto-Ley 7/1996, de 7 de junio de medidas sobre la actualización de balances. Las adiciones posteriores se han valorado a coste de adquisición.

Los gastos de conservación y mantenimiento se contabilizan en la cuenta de pérdidas y ganancias del ejercicio en que se incurren.

La Sociedad amortiza su inmovilizado material de forma lineal, distribuyendo el coste de los activos entre los años de vida útil estimada, según el siguiente detalle:

	Años de vida útil
Edificios:	
. Nuevos	33
. Usados	16,5
Instalaciones técnicas y maquinaria	8,33 - 12,5
Mobiliario	10
Otro inmovilizado	4 - 10

El cargo en la cuenta de pérdidas y ganancias del ejercicio 2001 por el concepto de amortización del inmovilizado material ascendió a 3.971 miles de euros.

d) Inmovilizaciones financieras

Las participaciones en sociedades cotizadas se valoran al menor importe entre el coste de adquisición o el valor de mercado de las mismas, considerando éste como la cotización al 31 de diciembre o la media de las cotizaciones del último trimestre, si esta última fuese menor.

La Sociedad valora las participaciones en el capital de sociedades del Grupo o asociadas y los títulos sin cotización oficial al menor entre el coste de adquisición o el valor teórico-contable de las participaciones corregido, teniendo en cuenta el importe de las plusvalías tácitas existentes en el momento de la adquisición y que subsistan en el de la valoración posterior, mediante la correspondiente provisión. La variación de provisión imputada a la cuenta de pérdidas y ganancias del ejercicio 2001 asciende a 29.499 miles de euros.

Los beneficios futuros de las sociedades permitirán recuperar, en su caso, los costes de adquisición pagados en exceso sobre sus valores teórico-contables.

La Sociedad, como cabecera de Grupo, presenta cuentas anuales consolidadas. El efecto de la consolidación, en comparación con estas cuentas anuales individuales, supone un incremento de los activos del ejercicio 2001 de 631.810 miles de euros, de las reservas de 85.455 miles de euros y un incremento de los resultados de 14.293 miles de euros.

e) Acciones propias

Las acciones propias se valoran al menor valor entre el coste de adquisición, la cotización del último día del ejercicio, la cotización media del último trimestre o el valor teórico contable. Por la diferencia entre el coste de adquisición de las acciones propias y el menor de los otros tres valores se constituye una provisión que se presenta en el epígrafe "Acciones propias" del balance de situación adjunto minorando el coste de adquisición.

En el ejercicio 2001 se ha dotado una provisión para acciones propias por un importe de 4.160 miles de euros, con cargo a reservas voluntarias.

f) Inversiones financieras temporales

Los créditos no comerciales a corto plazo se registran por el importe entregado, incorporando los intereses devengados y pendientes de cobro al cierre del ejercicio.

Los depósitos a plazo fijo con vencimiento a corto plazo se valoran por su coste de adquisición más los intereses devengados pendientes de cobro a la fecha de cierre de las cuentas anuales.

Las inversiones realizadas en Fondos de Inversión Mobiliaria y SIMCAV se valoran por su coste de adquisición corregido mediante la correspondiente provisión. La variación de la provisión imputada a la cuenta de pérdidas y ganancias del ejercicio 2001 ascendió a 1.280 miles de euros.

g) Provisiones para riesgos y gastos

La "Provisión para Impuestos" corresponde al importe estimado de deudas tributarias cuyo pago no está aún determinado en cuanto a su importe exacto y es incierto en cuanto a la fecha en que se producirá, dependiendo del cumplimiento de determinadas condiciones.

La "Provisión para responsabilidades" cubre el déficit patrimonial que presenta al 31 de diciembre de 2001 la empresa del Grupo Prisa División Internacional, S. L. por un importe de 121 miles de euros.

h) Clasificación de las deudas entre corto y largo plazo

Las deudas se contabilizan por su valor efectivo y se clasifican en función de sus vencimientos, considerando como deudas a corto plazo aquellas cuyo vencimiento, a partir de la fecha del balance, es inferior a doce meses, y a largo plazo las de vencimiento superior a doce meses.

i) Impuesto sobre beneficios

El gasto por Impuesto sobre Sociedades se calcula en función del resultado económico antes de impuestos, aumentado o disminuido, según corresponda, por las diferencias permanentes con el resultado fiscal, entendiendo éste como la base imponible del citado impuesto, y minorado por las bonificaciones y deducciones en la cuota.

Las diferencias temporales surgidas por la reinversión de beneficios extraordinarios y el arrendamiento financiero se contabilizan como impuesto diferido dentro del epígrafe "Administraciones Públicas" del pasivo del balance de situación, clasificándose a corto o largo plazo en función de su vencimiento.

La Sociedad se encuentra acogida al régimen de tributación de grupos de sociedades, de acuerdo con la Ley 43/1995, de 27 de diciembre, siendo Promotora de Informaciones, S.A. la sociedad dominante del Grupo.

j) Transacciones en moneda extranjera

La conversión en moneda nacional de la moneda extranjera y de los créditos y débitos expresados en moneda extranjera se realiza aplicando el tipo de cambio vigente a la fecha de efectuar la correspondiente operación. Las diferencias de cambio que se producen en relación con dicha valoración se imputan al resultado del ejercicio.

Al cierre del ejercicio, la moneda extranjera y los créditos y débitos expresados en moneda extranjera se convierten al tipo de cambio a dicha fecha, llevándose a resultados las diferencias negativas existentes.

k) Ingresos y gastos

Los ingresos y gastos se imputan en función del criterio del devengo con independencia del momento en que se produce la corriente monetaria o financiera derivada de ellos.

No obstante, y siguiendo el principio de prudencia, la Sociedad únicamente contabiliza los beneficios realizados a la fecha del cierre del ejercicio, en tanto que los riesgos y las pérdidas previsibles, aún siendo eventuales, se contabilizan tan pronto son conocidos.

l) Indemnizaciones por despido

De acuerdo con la reglamentación de trabajo vigente, la Sociedad está obligada al pago de indemnizaciones a los empleados con los que, bajo determinadas condiciones, rescinda sus relaciones laborales. La Sociedad dota la correspondiente provisión en el momento en que se acuerda la rescisión de las relaciones laborales.

5.- Inmovilizaciones inmateriales

El resumen de las transacciones efectuadas durante el ejercicio 2001 en las diferentes cuentas del inmovilizado inmaterial y de sus correspondientes amortizaciones acumuladas, en miles de euros, es el siguiente:

	Saldo al 31/12/2000	Adiciones	Saldo al 31/12/2001
Coste			
Concesiones, patentes y otros	109	-	109
Aplicaciones informáticas	336	418	754
Derechos de traspaso	9	1.653	1.662
Total coste	**454**	**2.071**	**2.525**
Amortización acumulada			
Concesiones, patentes y otros	98	9	107
Aplicaciones informáticas	125	87	212
Derechos de traspaso	9	138	147
Total amortización acumulada	**232**	**234**	**466**

6.- Inmovilizaciones materiales

El resumen de transacciones durante el ejercicio 2001 en las diferentes cuentas del inmovilizado material y de sus correspondientes amortizaciones acumuladas es, en miles de euros, el siguiente:

	Saldo al 31/12/2000	Adiciones	Traspasos	Retiros	Saldo al 31/12/2001
Coste					
Terrenos	16.742	39	-	(42)	16.739
Construcciones	67.264	994	7.987	(3.293)	72.952
Instalaciones técnicas y maquinaria	3.253	196	-	-	3.449
Otras instalaciones y mobiliario	1.457	180	-	(12)	1.625
Otro inmovilizado	2.858	263	-	-	3.121
Anticipos e inmovilizado en curso	10.511	7.181	(7.987)	-	9.705
Total coste	**102.085**	**8.853**	**0**	**(3.347)**	**107.591**
Construcciones	27.837	3.283	-	(117)	31.003
Instalaciones técnicas y maquinaria	1.828	300	-	(2)	2.126
Otras instalaciones y mobiliario	1.024	162	-	(7)	1.179
Otro inmovilizado	1.433	226	-	-	1.659
Total amortización acumulada	**32.122**	**3.971**	**-**	**(126)**	**35.967**

Las adiciones corresponden principalmente a las obras en la sede actual de *Diario EL PAIS*.

En el ejercicio 1996 y conforme a las normas de actualización de balances se incrementó el saldo de los distintos epígrafes del inmovilizado material. El detalle de la revalorización, la amortización acumulada y la dotación del ejercicio 2001 es el siguiente, en miles de euros:

	Revalorización	Amortización Acumulada	Dotación 2001
Terrenos	2.054	-	-
Construcciones	8.250	5.455	409
Instalaciones técnicas y maquinaria	89	69	12
Otras instalaciones y mobiliario	90	84	17
Otro inmovilizado	77	40	7
Total	**10.560**	**5.648**	**445**

La política de la Sociedad es formalizar pólizas de seguro que cubren de forma adecuada el valor de reposición a nuevo de sus activos.

7.- Inmovilizaciones financieras

El resumen de transacciones registradas durante el ejercicio 2001 en las diferentes cuentas del inmovilizado financiero es el siguiente, en miles de euros:

	Saldo al 31/12/2000	Adiciones	Retiros	Saldo al 31/12/2001
Coste				
Participaciones en empresas del Grupo	334.266	133.196	(32.357)	435.105
Participaciones en empresas Asociadas	186.136	98	-	186.234
Cartera de valores a largo plazo	27.282	18.441	-	45.723
Depósitos y fianzas	396	10	(35)	371
Total coste	**548.080**	**151.745**	**(32.392)**	**667.433**
Provisiones				
En empresas del Grupo y Asociadas	6.966	30.032	(13.031)	23.967
En cartera de valores a largo plazo	5.784	11.333	-	17.117
Total provisiones	**12.750**	**41.365**	**(13.031)**	**41.084**

En el *Anexo I* se detallan las participaciones directas de Promotora de Informaciones, S.A. y en el *Anexo II* las participaciones indirectas más significativas.

a) Participaciones en empresas del Grupo

En febrero de 2001 la Sociedad adquirió el 60% del capital de la compañía discográfica Ediciones Musicales Horus, S.A. así como la mayoría de la Sociedad Lirics & Music, S.L.. El coste total de la operación, que incluye una ampliación de capital en Ediciones Musicales Horus, S.A. por un importe de 1.653 miles de euros, fue de 7.536 miles de euros. En julio de 2001 con el fin de englobar todas las operaciones de Música del Grupo en una única unidad de negocio se procedió a realizar una aportación no dineraria de estas participaciones a favor de Gran Vía Musical de Ediciones, S.L., 99,99% propiedad de la Sociedad, a cambio de títulos por importe de 7.536 miles de euros.

Ese mismo mes la Sociedad realizó un aumento de capital en Prisa División Inmobiliaria, S.L., 99,99% participada por la Sociedad, por un importe de 1.803 miles de euros.

En marzo de 2001 la Sociedad creó la productora Plural Entertainment España, S.L. con un coste de 3.000 miles de euros.

También en marzo de 2001 la Sociedad adquirió el 99,99% de Oficina del Autor, S.A. (antes Ediciones el País, S.A.) a Grupo Empresarial de Medios Impresos, S.L., 100% propiedad de la Sociedad, por un importe de 2.135 miles de euros.

En mayo de 2001 la Sociedad suscribió una ampliación de capital con prima de emisión de acciones en Gran Vía Musical de Ediciones, S.L., 99,99% propiedad de la Sociedad, que supuso una inversión por un importe de 6.000 miles de euros.

En julio de 2001 la Sociedad realizó una ampliación de capital y una aportación para reponer pérdidas por un importe de 12.176 miles de euros en Inicia de Comunicaciones, S.A., participada en un 99,99% por la Sociedad y dedicada a la actividad de provisión de acceso a Internet. Posteriormente dicha participación, con un coste de 14.160 miles de euros, fue vendida a World Internet on Line, S.L.. En la venta se obtuvo un beneficio de 1.808 miles de euros, que se presenta en el epígrafe "Beneficios en enajenación de inmovilizado" de la cuenta de pérdidas y ganancias de 2001 adjunta.

También en julio de 2001 la Sociedad acudió a una ampliación de capital en Sociedad de Servicios Radiofónicos Unión Radio, S.L., que supuso una inversión de 5.641 miles de euros.

En octubre de 2001 la Sociedad adquirió el 50% de la sociedad radiofónica mexicana Sistema Radiópolis, S.A. de C.V. por un coste total de 69.326 miles de euros, que incluye un desembolso adicional de 11.244 miles de euros destinados a una ampliación de capital en Sistema Radiópolis, S.A. de C.V. La parte pendiente de pago del precio de compra y los desembolsos pendientes se incluyen en el epígrafe "Otras deudas" del balance de situación adjunto.

En diciembre de 2001 la Sociedad procedió a aportar el 99,99% de Promotora de Emisoras de Televisión, S.A. y Promociones de Actividades Audivisuales en Canarias, S.A. a Promotora de Emisoras, S.L., propiedad en un 99,99% de la Sociedad, a cambio de títulos por importe de 10.659 miles de euros.

b) Cartera de valores a largo plazo

En el año 2001 se aportaron 18.441 miles de euros en ampliaciones de capital realizadas en Iberbanda, S.A. (anteriormente denominada Firstmark Comunicaciones España, S.A.).

Con objeto de la adjudicación por el Consejo de Ministros de la licencia de emisión en LMDS a la sociedad participada Iberbanda, S.A., Promotora de Informaciones, S.A. procedió a prestar aval por el total de la inversión comprometida por dicha sociedad, en función de su participación accionarial, y en las condiciones establecidas en dicha adjudicación. El importe avalado a 31 de diciembre de 2001 ascendía a 20.020 miles de euros.

8.- Acciones propias

Promotora de Informaciones, S.A. mantiene a 31 de diciembre de 2001 un total de 10.940.625 acciones de la propia Sociedad en autocartera, lo que representa un 5% del capital social. El coste total de las mismas asciende a 28.878 miles de euros, con un coste unitario de 2,64 euros.

El objetivo de esta autocartera es el de servir de contrapartida a los planes de opciones sobre acciones de la Sociedad y eventualmente para la realización de alianzas o adquisiciones.

El resumen de las transacciones realizadas durante el ejercicio es el siguiente:

	Número de acciones	**Coste efectivo (miles de euros)**	**% de capital social**
Acciones en autocartera a 31-12-2000	**9.000.000**	**8.782**	**4,11%**
Compras	1.940.625	20.096	0,89%
Acciones en autocartera a 31-12-2001	**10.940.625**	**28.878**	**5,00%**

9.- Inversiones financieras temporales

Este epígrafe recoge la liquidez de la Sociedad, la cual se encuentra invertida en Fondos de Inversión Mobiliaria (FIM) y SIMCAV, por importe de 25.680 miles de euros.

Las plusvalías de los Fondos de Inversión Mobiliaria no materializadas, obtenidas de los respectivos valores liquidativos, ascendían al 31 de diciembre de 2001 a 71 miles de euros. Durante el ejercicio 2001 se ha procedido a la enajenación de diversos fondos que han generado unas plusvalías de 4.056 miles de euros, las cuales se han contabilizado en el epígrafe "Ingresos de valores mobiliarios" dentro de la cuenta de pérdidas y ganancias.

A 31 de diciembre de 2001 la provisión por pérdidas de inversiones financieras temporales no materializadas, obtenidas de los respectivos valores liquidativos, asciende a 1.522 miles de euros.

10.- Fondos propios

El resumen de las transacciones registradas en las cuentas de "Fondos Propios" durante el ejercicio 2001 se detalla en el *Anexo III* de las presentes cuentas anuales.

a) Capital social-

El capital social de Promotora de Informaciones, S.A. al 31 de diciembre de 2001 está representado por 218.812.500 acciones de 0,1 euros de valor nominal cada una.

Al 31 de diciembre de 2001 los únicos accionistas de la Sociedad con una participación igual o superior al 10% de su capital eran Promotora de Publicaciones, S.L. con el 44,535% y Timón, S.A. con el 19,830%.

b) Reservas-

Prima de emisión-

El Texto Refundido de la Ley de Sociedades Anónimas permite expresamente la utilización del saldo de la prima de emisión para ampliar capital con cargo a reservas y no establece restricción específica alguna en cuanto a la disponibilidad de dicho saldo.

Reserva legal-

De acuerdo con el Texto Refundido de la Ley de Sociedades Anónimas, debe destinarse una cifra igual al 10 % del beneficio del ejercicio a la reserva legal hasta que alcance, al menos, el 20 % del capital social.

La reserva legal podrá utilizarse para aumentar el capital en la parte de su saldo que exceda del 10% del capital ya aumentado.

Salvo para la finalidad mencionada anteriormente, y mientras no supere el 20% del capital social, esta reserva sólo podrá destinarse a la compensación de pérdidas y siempre que no existan otras reservas disponibles suficientes para este fin.

Reserva de revalorización 1983-

Como consecuencia de las disposiciones sobre actualización de los valores del inmovilizado material e inmaterial, publicada en 1983, el coste y la amortización del inmovilizado se incrementaron en un importe neto de 3.289 miles de euros, que se encuentra recogido en la correspondiente cuenta de *"Reservas de revalorización 1983"*.

Reservas de revalorización Real Decreto-Ley 7/1996-

El Real Decreto 2607/1996, de 20 de diciembre, por el que se aprueban las normas para la actualización de balances regulada en el Real Decreto-Ley 7/1996, de 7 de junio, establece que el importe de las revalorizaciones contables que resulten de las

operaciones de actualización se cargará a la cuenta *"Reserva de revalorización Real Decreto-Ley 7/1996"*.

El saldo de esta cuenta, que al 31 de diciembre de 2001 asciende a 10.650 miles de euros, tiene carácter indisponible durante diez años.

La Administración Tributaria procedió a la revisión del saldo de esta cuenta durante el ejercicio 1999 incrementando el mismo en 92 miles de euros. Promotora de Informaciones, S.A. procederá, en su caso, a practicar la anotación contable de la diferencia, una vez resueltas, con carácter firme, las impugnaciones de las rectificaciones realizadas por la Inspección.

Reservas estatutarias-

El artículo 32 de los Estatutos Sociales de la Sociedad dominante establece que anualmente se constituirá una reserva, detrayendo como mínimo un 10% de los beneficios después de deducir los impuestos hasta que el saldo de dicha reserva alcance como mínimo el 20% y como máximo el 50% del capital social desembolsado.

Reserva para acciones propias-

El Artículo 79 del Texto Refundido de la Ley de Sociedades Anónimas establece que cuando una sociedad hubiera adquirido acciones propias, establecerá en el pasivo del balance de situación una reserva indisponible equivalente al importe de las acciones propias computado en el activo. Esta reserva deberá mantenerse en tanto las acciones no sean enajenadas o amortizadas.

11.- Provisiones para riesgos y gastos

El movimiento registrado en este epígrafe durante el ejercicio 2001 es el siguiente:

	Saldo al 31/12/2000	Adiciones	Retiros	Saldo al 31/12/2001
Para responsabilidades	7.494	121	(7.485)	130
Parar riesgos y gastos	11.609	-	-	11.609
Total coste	**19.103**	**121**	**(7.485)**	**11.739**

Los retiros del epígrafe "Para responsabilidades " corresponden básicamente a la baja, con motivo de la venta de Inicia de Comunicaciones, S.A., de la provisión constituida para cubrir el déficit patrimonial de esta sociedad.

La provisión para riesgos y gastos se corresponde con el importe estimado de deudas tributarias derivadas de la inspección realizada a la Sociedad (véase Nota 14).

12.- Acreedores a largo plazo

Las diferentes deudas contabilizadas a largo plazo se agrupan en los siguientes epígrafes:

- *Deudas con empresas del Grupo y Asociadas*

Corresponde al importe de actas levantadas a Sociedad Española de Radiodifusión, S.A. (SER) por la Agencia Tributaria por retenciones de capital mobiliario, cuyo derecho de devolución ha sido reconocido a Promotora de Informaciones, S.A., la cual se ha comprometido a devolver su importe si finalmente los recursos presentados no son satisfechos favorablemente.

- *Deudas con entidades de crédito*

La Sociedad mantiene líneas de crédito con un límite global de 182.108 miles de euros, dispuestas en su totalidad, a tipos de interés referenciados al EURIBOR. El vencimiento de dichas pólizas se producirá en los ejercicios 2003 y 2004.

- *Administraciones Públicas*

Corresponde al impuesto diferido que surge como consecuencia de la operación de arrendamiento financiero realizada por la Sociedad en ejercicios anteriores y la amortización acelerada del Real Decreto 3/93.

- *Desembolso pendiente sobre acciones*

Corresponde al 50% del desembolso pendiente de Prisacom, S.A. por un importe de 12.000 miles de euros.

13.- Otras deudas no comerciales

a) Deudas con entidades de crédito a corto plazo

A 31 de diciembre de 2001 la Sociedad tiene contratadas, junto con diversas empresas del Grupo, pólizas de crédito con un límite disponible global de 18.030 miles de euros, a un tipo de interés referenciado al EURIBOR. Dichas pólizas se encuentran garantizadas solidariamente por los beneficiarios de las mismas, habiéndo dispuesto la Sociedad 2.456 miles de euros. A nivel individual, la Sociedad mantiene otras líneas de crédito con un limite 35.837 miles de euros, habiéndose dispuesto parcialmente en 22.202 miles de euros.

b) **Otras deudas**

Este epígrafe recoge principalmente la parte del precio de compra de la participación en Sistema Radiópolis, S.A. de C.V. por un importe de 39.347 miles de euros que tendrá que ser satisfecho por la Sociedad en julio de 2002, así como el desembolso pendiente de la ampliación de capital suscrita por la Sociedad en Sistema Radiópolis, S.A. de C.V., por un importe de 11.242 miles de euros.

14.- Situación fiscal

La conciliación del resultado contable del ejercicio 2001 con la base imponible del Impuesto sobre Sociedades es la siguiente, en miles de euros:

	Importe
Resultado contable del ejercicio	**62.384**
Impuesto sobre sociedades	(29.351)
Diferencias permanentes	(4.231)
Diferencias temporales	105.895
Base imponible	**134.697**

La legislación en vigor relativa al Impuesto sobre Sociedades establece diversos incentivos fiscales. La Sociedad se ha acogido a los beneficios previstos en los artículos 34 y 36 de la citada norma legal en el ejercicio 2001 por importe de 81 miles de euros. Igualmente, ha practicado deducciones para evitar la doble imposición de dividendos por importe de 25.873 miles de euros.

La sociedad ha acogido al beneficio de la reinversión de beneficios extraordinarios del artículo 21 de la Ley 43/1995 del Impuesto sobre Sociedades las plusvalías obtenidas en la venta de inmovilizado durante el ejercicio por importe de 3.158 miles de euros.

Del importe acogido por la Sociedad a la reinversión de beneficios extraordinarios en los ejercicios 1996 y 1997, ha integrado en la base imponible de este ejercicio importes por 161 miles de euros y 61 miles de euros, respectivamente, por la cuantía que corresponde integrar por séptimas partes.

Asimismo, la Sociedad tiene intención de acogerse al régimen transitorio establecido en la Ley 24/2001, de 27 de diciembre, de Medidas Fiscales, Administrativas y del Orden Social en cuanto a la reinversión de beneficios extraordinarios y la posibilidad de acoger las plusvalías diferidas pendientes de integración en la base imponible a la deducción por reinversión del nuevo artículo 36 ter de la Ley del Impuesto. Por este motivo, ha integrado en la base imponible del Impuesto de este ejercicio el total de las plusvalías acogidas a dicho beneficio en los años 1996, 1997, 1998, 1999 y 2001 y que se encontraban pendientes de integrar en la base imponible, por importe de 79.277 miles de euros, y ha aplicado la deducción por reinversión del 17 por 100 por importe de 13.477 miles de euros. La Sociedad puede acogerse a este régimen transitorio, en la

medida en que ha cumplido con la obligación de reinversión del importe obtenido en la venta del inmovilizado que generó las plusvalías acogidas a la reinversión de beneficios extraordinarios en esos ejercicios, mediante la adquisición de elementos de inmovilizado por parte de la Sociedad y de otras empresas del grupo de consolidación fiscal del que es sociedad dominante, por importe de 113.048 miles de euros.

La Sociedad, como se señala en las normas de valoración, se encuentra acogida al régimen de tributación de los grupos de sociedades, de acuerdo con la Ley 43/1995, de 27 de diciembre, siendo la Sociedad dominante del Grupo 2/91 y contabilizando la posición global del mismo, en referencia al Impuesto sobre Sociedades, frente a la Administración Pública. La deuda por este concepto asciende a 7.401 miles de euros a 31 de diciembre de 2001 y se recoge dentro del epígrafe "Acreedores a corto plazo - Administraciones Públicas". Los pagos a cuenta realizados y las retenciones practicadas ascienden a 7.431 miles de euros a 31 de diciembre de 2001, y se recogen dentro del epígrafe "Deudores - Administraciones Publicas".

Los saldos deudores con Empresas del Grupo y Asociadas se corresponden, en su práctica totalidad, con los saldos a cobrar o a pagar a la Sociedad como consecuencia de la liquidación del Impuesto sobre Sociedades del Grupo de consolidación fiscal.

Asimismo, la Sociedad reconoce como ingreso o gasto la diferencia entre la cuota a pagar consolidada y el impuesto registrado por cada sociedad de acuerdo con sus resultados individuales.

Las diferencias temporales recogidas por la Sociedad y su movimiento durante el ejercicio 2001 han sido los siguientes en miles de euros:

	Impuesto anticipado	**Impuesto diferido**
Saldo a 31-12-2000	**6.523**	**30.521**
Adiciones	10.107	1.106
Retiros	1.651	28.068
Saldo a 31-12-2001	**14.979**	**3.559**

Como consecuencia de la inspección realizada por las autoridades fiscales durante los ejercicios 1988 y 1989 fueron incoadas diversas actas por un importe global de 8.769 miles de euros, quedando pendientes de resolver, a la fecha de formulación de estas cuentas anuales, actas por importe de 4.120 miles de euros por el Tribunal Supremo.

Igualmente, la Agencia Tributaria ha procedido a la inspección de la Sociedad y de su grupo consolidado fiscal por los ejercicios abiertos a inspección y hasta el ejercicio 1996 inclusive, incoando a la Sociedad actas por Retenciones e Ingresos a Cuenta del Impuesto sobre la Renta de Personas Físicas, Impuesto sobre Valor Añadido, Gravamen Único de Actualización y como cabecera del Grupo, por Impuesto sobre Sociedades por importe de 7.187 miles de euros.

La Sociedad no comparte los criterios de la inspección, habiéndose presentando recursos ante las instancias correspondientes por la práctica totalidad de las actas giradas, a pesar de lo cual y siguiendo el criterio de prudencia valorativa, la Sociedad mantiene una provisión de 11.609 miles de euros para hacer frente a los hipotéticos pagos que fueran necesarios en un futuro.

15.- Ingresos y gastos

- *Transacciones con Empresas del Grupo y Asociadas*

Las transacciones efectuadas durante el ejercicio 2001 han sido las siguientes, en miles de euros:

Ingresos:

	Prestación de servicios	Ingresos Financieros
Empresas del Grupo	3.731	2.095
Empresas Asociadas	3.132	-
Total	6.863	2.095

En el ejercicio 2001 la Sociedad ha devengado como ingreso, en concepto de dividendos, de las empresas del Grupo y Asociadas 74.111 miles de euros.

Gastos:

	Prestación de servicios	Gastos Financieros
Empresas del Grupo	425	1.104
Empresas Asociadas	14	-
Total	439	1.104

- *Importe neto de la cifra de negocios con terceros*

Los ingresos por prestación de servicios a terceros corresponden básicamente a arrendamientos.

- *Ingresos y gastos extraordinarios*

Los "Ingresos extraordinarios" corresponden principalmente a beneficios en ventas de edificios y de la participación en Inicia Comunicaciones, S.A.

Los "Gastos extraordinarios" corresponden básicamente a donaciones efectuadas a fundaciones y otras entidades.

16.- Personal

El número medio de empleados durante el ejercicio ha ascendido a 102 personas, 98 con contrato fijo y 4 con contrato temporal.

17.- Retribución y otras prestaciones al Consejo de Administración

En el ejercicio 2001 la Sociedad ha registrado los siguientes importes por retribuciones devengadas al Consejo de Administración, que se registran fundamentalmente como gastos de personal:

	Miles de euros
Remuneraciones	4.006
Dietas	826
Total	**4.832**

No se han producido créditos, anticipos, préstamos ni obligaciones contraídas en materia de pensiones, respecto al Consejo de Administración.

Las opciones adquiridas por miembros del Consejo de Administración, de acuerdo con lo descrito en la nota siguiente de estas cuentas anuales, ascienden a 100.000 opciones.

18.- Plan de opciones sobre acciones

La Junta General de Accionistas de 18 de mayo de 2000 aprobó un programa de opciones para la adquisición de acciones de la Sociedad con el propósito de facilitar la presencia como socios de directivos de la misma y de su grupo de empresas y de profesionales de especial relevancia a él vinculados que llevan a cabo actividades para las sociedades del Grupo de forma recurrente. El Consejo de Administración ha fijado los criterios para llevar a cabo su ejecución y ha procedido a determinar los destinatarios del Plan.

El número total de opciones permitirá adquirir, como máximo, un 1% del capital social de PRISA (2.188.125 acciones). Cada opción permitirá adquirir una acción. El sistema se aplicará en varios tramos de conformidad con los criterios generales aprobados por el Consejo. El plazo de ejercicio del plan será de tres años desde el momento de concesión de cada tramo de opciones.

Las opciones y los derechos derivados de este programa serán intransmisibles.

El precio de adquisición de las opciones (prima) es el 5% del precio de ejercicio (precio a satisfacer por la acción con ocasión del ejercicio de la opción). El precio de ejercicio es el Precio Minorista de la Oferta Pública de Venta, 20,8 euros por acción. El importe

satisfecho por esta prima se encuentra contabilizado en el epígrafe "Ingresos a distribuir en varios ejercicios" del balance de situación adjunto.

Las opciones concedidas en el primer y segundo tramo de opciones, por las que se ha realizado el desembolso de la prima a 31 de diciembre de 2001 ascienden a 895.800 y afectan a 391 beneficiarios. Las acciones destinadas a este fin se tiene previsto provengan de la autocartera mantenida por la sociedad descrita en la nota 8.

19.- Acontecimientos posteriores al cierre

Con fecha 31 de enero de 2002 se ha adquirido una participación del 24,76% de la sociedad Espacio Editorial Andaluza Holding, S.L., por un precio de 6.484 miles de euros.

Con posterioridad a 31 de diciembre de 2001 se han cancelado parte de los avales constituidos por la Sociedad como consecuencia de la adjudicación por el Consejo de Ministros de la licencia de emisión en LMDS a la sociedad participada Iberbanda, S.A. por un importe de 1.941 miles de euros, quedando actualmente vivos 18.079 miles de euros. Hasta la fecha no ha sido ejecutado ningún aval.

20.- Cuadro de financiación

Los cuadros de financiación de Promotora de Informaciones, S.A. correspondientes a los ejercicios 2001 y 2000 son los siguientes, en miles de euros:

Cuadro de financiación de los ejercicios 2001 y 2000

APLICACIONES	2001	2000	ORIGENES	2001	2000
1. ADQUISICIONES DE INMOVILIZADO:			1. RECURSOS PROCEDENTES DE LAS OPERACIONES	**65.724**	**91.343**
Gastos de establecimiento	-	189	Resultado del ejercicio	62.384	69.005
Inmovilizaciones inmateriales	2.071	126	Dotación a las amortizaciones	4.252	3.747
Inmovilizaciones materiales	8.853	16.979	Variación de las provisiones de cartera	29.378	18.440
Inmovilizaciones financieras:			Beneficios procedentes del inmovilizado material	(1.361)	-
Empresas del Grupo	133.196	92.964	Beneficios procedentes del inmovilizado financiero	(1.808)	(1)
Empresas Asociadas	98	103.256	Beneficio en la enajenación de acciones propias	-	(25)
Otras inversiones financieras	18.451	26.848	Dotación de la provisión para riesgos y gastos	121	1.248
			Impuesto diferido a largo plazo	(27.242)	(1.071)
			2. INCREMENTO INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	59	868
2. ADQUISICIONES DE ACCIONES PROPIAS	20.096	62	2. DEUDAS A LARGO PLAZO		
			Incremento de deudas a largo plazo	125.381	40.715
3. DIVIDENDOS	23.064	22.313	3. ENAJENACION DEL INMOVILIZADO:		
4. REMUNERACION A CONSEJEROS	1.442	1.442	Inmovilizaciones materiales	4.582	-
			Inmovilizaciones financieras:		
5.- PAGO DESEMBOLSO PENDIENTE	8.250		Empresas del Grupo y Asociadas	25.637	279
			Otras inversiones financieras	35	-
			4. ENAJENACIÓN DE ACCIONES PROPIAS	-	1.709
TOTAL APLICACIONES	**215.521**	**264.179**	**TOTAL ORIGENES**	**221.418**	**134.914**
VARIACION DEL CAPITAL CIRCULANTE (Aumento)	**5.897**		**VARIACION DEL CAPITAL CIRCULANTE (Disminución)**		**129.265**

Variación del capital circulante de los ejercicios 2001 y 2000

INCREMENTO	2001	2000	DISMINUCION	2001	2000
Deudores	-	4.027	*Deudores*	3.774	-
Acreedores	6.799	-	*Acreedores*	-	97.436
Inversiones financieras temporales	3.830	-	*Inversiones financieras temporales*	-	36.824
Tesorería	-	502	*Tesorería*	552	-
Ajustes por periodificación	-	466	*Ajustes por periodificación*	406	-
VARIACION DEL CAPITAL CIRCULANTE (Aumento)	**5.897**		**VARIACION DEL CAPITAL CIRCULANTE (Disminución)**		**129.265**

Anexo I

Empresas del grupo

en miles de euros			2001				
ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	VALOR NETO EN LIBROS	% CAPITAL	CAPITAL SOCIAL	RESERVAS	RESULTADO
Agencia Informativa de Noticias Económicas, S.L.	Gran Vía, 32 - Madrid	Explotación de información económica	2.925	50,00%	6.000	725	(875)
Diario El País México, S.A de C.V. (*)	Avda. de la Universidad, 767 - México D.F.	Explotación del diario El País en México	676	85,95%	760	1.476	75
Diario El País, S.L.	Miguel Yuste, 40 - Madrid	Edición y explotación del diario El País	18.030	99,99%	18.000	16.743	34.927
Extrasoftware, S.A.	Núñez de Balboa, 35 - Madrid	Desarrollo y mantenimiento de productos informáticos	1.127	62,50%	180	1.413	44
Gerencia de Medios, S.A.	Gran Vía, 32 - Madrid	Contratación de exclusivas publicitarias	48.079	99,99%	800	2.067	4.484
Gran Via Musical de Ediciones, S.L.	Juan Bravo, 38 - Madrid	Prestación de servicios musicales	23.345	99,99%	3.000	21.239	(893)
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades editoriales	43.608	100,00%	900	42.830	728
Grupo Latino de Radiodifusión, S.L.	Gran Vía, 32 - Madrid	Desarrollo del mercado de radio latina en todo el mundo	30.951	50,00%	21	30.868	(2.834)
Grupo Santillana de Ediciones, S.A.	Torrelaguna, 60 - Madrid	Editorial	87.767	99,99%	12.000	45.969	10.551
Oficina del Autor, S.A.	Gran Vía, 32 - Madrid	Gestión de derechos editoriales y representación de autores	1.967	99,99%	1.200	933	(163)
Paltrieva, S.A.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades radiofónicas	7.286	50,93%	11.281	(2.499)	4.502
Plural Entertainment España, S.L.	Castelló, 82 6º izda. - Madrid	Producción y distribución de audiovisuales	2.808	99,99%	3.000	-	(192)
Prisa División Inmobiliaria, S.L.	Gran Vía, 32 - Madrid	Alquiler de locales comerciales e industriales	2.761	99,99%	1.909	993	628
Prisa División Internacional, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades extranjeras	0	99,99%	900	229	(1.248)
Prisacom, S.A.	Gran Vía, 32 - Madrid	Prestación de servicios de internet	14.715	99,99%	24.000	(1.708)	(7.575)
Prisaprint, S.L.	Gran Vía, 32 - Madrid	Gestión de empresas dedicadas a la impresión	31.177	99,99%	3.000	28.177	0
Promotora de Emisoras, S.L.	Gran Vía, 32 - Madrid	Servicio de radiodifusión	4.279	99,99%	2.500	7.219	(5.439)
S. S. R. Unión Radio, S.L.	Gran Vía, 32 - Madrid	Prestación de servicios a empresas radiofónicas	5.881	80,00%	301	7.193	912
Sociedad Española de Radiodifusión, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	18.715	99,99%	6.700	7.353	34.080
Otras participaciones	-	-	1	-	-	-	-

(*) La participación total es del 99,99%.

Empresas asociadas

en miles de euros			2001				
ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	VALOR NETO EN LIBROS	% CAPITAL	CAPITAL SOCIAL	RESERVAS	RESULTADO
Grupo Caracol (*)	Santa Fé de Bogotá (Colombia)	Explotación de emisoras de radiodifusión en Colombia	24.133	19,00%	5.878	32.923	(16.957)
Inversiones en Radiodifusión, S.A. (**)	Federico Zuazo, 1598 - La Paz, Bolivia	Explotación de emisoras de televisión en Bolivia	2.613	25,00%	9.056	(3.181)	(2.378)
Inversiones Godó, S.A.	Pelayo, 28 - Barcelona	Tenencia de acciones de sociedades	16.413	48,95%	6.962	(929)	7.892
Sistema Radiópolis, S.A. de C.V.	Av.Vasco de Quiroga 2000, México D.F.	Explotación de emisoras de radiodifusión	69.263	50,00%	28.113	12.416	(3.366)
Sogecable, S.A.	Gran Vía, 32 - Madrid	Explotación de actividades de televisión	134.633	21,27%	194.048	159.276	(3.272)

(*) Agrupa todas las participaciones en Grupo Caracol.
(**) Datos societarios en miles de dólares USA.

Participaciones Indirectas

en miles de euros			2001		
ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	% CAPITAL	CAPITAL SOCIAL	FONDOS PROPIOS
JNIDAD DE NEGOCIO RADIO Y TELEVISIONES LOCALES					
Albarizas Comunicación, S.A.	Avda. del Membrillar s/n - Jerez de la Fróntera, Cádiz	Producción y emisión de videos y programas de televisión	49,99%	451	(247)
Algarra, S.A.	García Lovera, 3 - Córdoba	Explotación de emisoras de radiodifusión	99,99%	60	1.402
Antena 3 de Radio de León, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	49,29%	135	403
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	49,07%	61	642
Antena 3 de Radio, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	49,35%	5.052	26.861
ATB Illimani de Comunicaciones y Asociados del Valle, S.A.	Tupiza, 1140 - Recoleta, San Benito - Bolivia	Explotación de programas de TV y radio	15,00%	1.307	1.076
ATB Santa Cruz Televisión, S.A.	Avda. Cristo Redentor, 33-55 - Santa Cruz, Bolivia	Explotación de programas de TV y radio	18,63%	3.423	1.748
Avante Radio, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	99,25%	60	391
Cadena Onda Oliva, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	49,29%	631	771
Cadena Radiodifusora Mexicana, S.A. de C.V.	Av.Vasco de Quiroga 2000, México D.F.	Explotación de emisoras de radiodifusión	50,00%	953	906
Canal 4 Navarra, S.L.	Avda. Sancho el Fuerte, 18 - Pamplona	Producción y emisión de videos y programas de televisión	51,00%	2.809	870
Canal Bilbao, S.A.	Sabino Arana, 49-51 - Bilbao	Prestación de servicios de televisión local	30,00%	1.467	1.877
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Explotación de emisoras de radiodifusión	59,50%		
Caracol Telecomunicaciones Internacional Limitada	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	59,49%		
Ciudad Real Noticias, S.A.	Plaza de Cervantes, 6 - Ciudad Real	Explotación del negocio radiofónico	14,40%	72	58
Compañia Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21 - Zaragoza	Explotación de emisoras de radiodifusión	97,03%	66	3.182
Compostela Visión, S.L.	Rua Nova, 32 - 2 - Santiago de Compostela	Prestación de servicios de televisión local	25,00%	24	(181)
Comunicación Radiofónica, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	99,61%	331	1.066
Comunicaciones del Pacífico S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	58,31%		
Comunicaciones Santiago, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	58,31%		
Consorcio Radial de Chile, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	59,50%		
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860 - Buenos Aires, Argentina	Explotación de emisoras de radiodifusión	99,99%	28	21
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n, Ed. Mapfre - Las Palmas de Gran Canaria	Explotación de emisoras de radiodifusión	80,00%	60	415
Ediciones LM, S.L.	Plaza de Cervantes, 6 - Ciudad Real	Explotación de emisoras de radiodifusión	24,00%	215	2.320
El Dorado Broadcasting	2100 Coral Way - Miami, Florida, EE.UU.	Desarrollo del mercado de radio latina en EE.UU.	14,88%		
Fast Net Comunicaciones, S.A.	Guardia Vieja, 781 - Santiago de Chile, Chile	Radiodifusión	58,31%		
Ferrolvisión, S.L.	Real, 215 - Ferrol	Prestación de servicios de televisión local	25,00%	3	(36)
Gipuzkoa Televisión, S.A.	Libertad, 17 - San Sebastián	Prestación de servicios de televisión local	29,99%	90	827
GLR Costa Rica, S.A.	Llorente de Tibás, Edif. La Nación - San José, Costa Rica	Radiodifusión	29,75%	3.299	1.770
GLR Services Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Prestación de servicios a empresas de radiodifusión	59,50%	5	(7)
Green Emerald Business Inc.	Ciudad de Panamá - Panamá	Desarrollo del mercado de radio latina en Panamá	20,83%		
Grupo Latino de Radiodifusión LLC.	2100 Coral Way - Miami 33145 - Florida	Desarrollo del mercado de radio latina en EE.UU.	59,50%	0	(23)
Illimani de Comunicaciones, S.A.	Avda. Argentina, 2057 - La Paz, Bolivia	Explotación de programas de TV y radio	18,75%	9.185	6.253
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1 - Toledo	Radiodifusión	49,60%	61	3
Iniciativas Radiofónicas, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	93,42%	228	1.122
La Palma Difusión, S.A.	Almirante Díaz Pimiento, 10 - Los Llanos de Aridane	Explotación de emisoras de radio	44,36%	360	168
Localia TV Madrid, S.A.	Gran Vía, 31 - Madrid	Prestación de servicios de televisión local	99,99%	1.200	(471)
Málaga Altavisión, S.A.	Don Cristián 4 - Málaga	Producción y emisión de videos y programas de televisión	32,95%	962	21
Onda Musical, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	49,79%	343	2.066
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3 - Santiago de Compostela	Explotación de emisoras de radiodifusión	42,42%	70	256
Ondas, S.A.	Caspe, 6 - Barcelona	Explotación de emisoras de radiodifusión	99,99%	60	325
Plural Entertainment Inc.	152 West, 57th street, 33rd floor Nueva York - EE.UU.	Producción y distribución de audiovisuales	99,99%	109	(269)

Participaciones Indirectas

en miles de euros

ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	2001 % CAPITAL	CAPITAL SOCIAL	FONDOS PROPIOS
JNIDAD DE NEGOCIO RADIO Y TELEVISIONES LOCALES					
'risa Inc.	5300 First Union Financial Centre - Miami, Florida, EE.UU.	Gestión de empresas en EE.UU. y América del Norte	99,99%	1.070	34
'roductora Canaria de Programas, S.A.	Enrique Wolf Sol, 17 - S. C. de Tenerife	Desarrollo de un canal de TV para promoción de Canarias	40,00%	601	1.289
'roductora Canaria de TV, S.A.	Avda. de Madrid s/n - Tenerife	Producciones audiovisuales para la programación de TV	40,00%	6.010	2.396
'roductora de Comunicación Toledo, S.A.	San Eugenio, 1 - Toledo	Prestación de servicios de televisión local	51,00%	659	486
'roductora de Televisión de Córdoba, S.A.	Amatista s/n, Pol. El Granadall - Córdoba	Prestación de servicios de televisión local	99,99%	90	100
'roductora Digital de Medios Audiovisuales, S.A.	Camino de Humanes, 9 bis - Móstoles, Madrid	Prestación de servicios de televisión local	97,00%	1.803	1.195
'roductora Extremeña de Televisión, S.A.	J. M. R. "Azorín", Ed. Zeus, Pol. La Corchera - Mérida, Badajoz	Prestación de servicios de televisión local	51,00%	1.202	1.964
'romoción de Actividades Audiovisuales en Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Actividades de comunicación en medios televisivos en Canarias	99,99%	1.052	(611)
'romociones Audiovisuales Sevillanas, S.A.	Rafael González, 3 - Sevilla	Producción y emisión de videos y programas de televisión	70,00%	1.200	346
'romotora de Emisoras de TV, S.A.	Gran Vía, 32 - Madrid	Explotación de canales de televisión	99,99%	13.242	2.731
'ublicitaria y Difusora del Norte Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Radiodifusión	58,32%		
Radio Beethoven, Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	58,31%		
Radio Burgos, S.L.	Conde Jordana, 1 - Burgos	Explotación del negocio radiofónico	99,99%	3	(8)
Radio Club Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Explotación de emisoras de radiodifusión	95,00%	480	2.843
Radio Comerciales, S.A. de C.V.	Calzada de Tlalpan nº 3000, México D.F.	Explotación de emisoras de radiodifusión	50,00%		
Radio España de Barcelona, S.A.	Caspe, 6 - Barcelona	Explotación de emisoras de radiodifusión	99,32%	363	1.666
Radio Latina, S.A.	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, Francia	Radiodifusión	71,90%	382	423
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - México	Explotación de emisoras de radiodifusión	50,00%		
Radio Murcia, S.A.	Radio Murcia, 4 - Murcia	Explotación de emisoras de radiodifusión	83,33%	120	2.637
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - México	Explotación de emisoras de radiodifusión	50,00%		
Radio Zaragoza, S.A.	Pº de la Constitución, 21 - Zaragoza	Explotación de emisoras de radiodifusión	98,04%	183	3.497
Radiodifusión Tenerife, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Explotación de emisoras de radiodifusión	99,99%	60	119
Radiodifusora del Norte Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	58,31%		
Radiodifusores y Publicidad Exta Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	58,31%		
Radiotelevisión Compostela, S.L.	Fuencarral, 123 - Madrid	Prestación de servicios de televisión local	25,00%	30	19
Radiotelevisora de Mexicali, S.A. de C.V.	Av.Vasco de Quiroga 2000, México D.F.	Explotación de emisoras de radiodifusión	50,00%	2.537	1.093
Regie Musique Latina	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, Francia	Desarrollo del mercado de radio latina en Francia	47,60%	813	1.100
SARL Caracol Europa	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, Francia	Explotación de emisoras de radiodifusión	59,50%		
Sociedad de Radiodifusión Aragonesa, S.A.	Pº de la Constitución, 21 - Zaragoza	Explotación de emisoras de radio	50,00%	62	80
Sogecable Música, S.L.	Gran Vía, 32 - Madrid	Producción contenidos audiovisuales	50,64%	1.202	953
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5 - Arrecife	Explotación del negocio radiofónico	24,65%	270	242
Talavera Visión, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Explotación del negocio radiofónico	32,80%	192	222
Telecomunicaciones Empresariales del Sur, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Explotación del negocio radiofónico	19,68%	150	229
Teleonda Ciudad Real, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Explotación del negocio radiofónico	19,20%	180	450
Teleser, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	71,64%	75	72
Televisión Pontevedra S.A.	Joaquín Costa, 1 - Pontevedra	Prestación de servicios de televisión local	25,00%	240	80
Televisión, Medios y Publicidad, S.L.	Quitana, 38 - Alicante	Prestación de servicios de televisión	54,40%	132	112
Jnión de Televisiones Gallegas, S.A.	Pza. de Orense, 3 - La Coruña	Explotación de medios audiovisuales locales	25,00%	3.000	2.281
Jnión Radio Digital	Gran Vía, 32 - Madrid	Explotación de concesión de radiodifusión digital	79,73%	6.010	6.051
Valdepeñas Comunicación, S.L.	Pza. de Cervantes, 6 - Ciudad Real	Explotación del negocio radiofónico	40,00%	60	72
WSUA Broadcasting Corporation	2100 Coral Way - Miami, Florida, EE.UU.	Radiodifusión	14,88%		
Xezz, S.A. de C.V.	Rubén Darío nº 158, Guadalajara - México	Explotación de emisoras de radiodifusión	50,00%		

Participaciones Indirectas

en miles de euros

ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	2001 % CAPITAL	CAPITAL SOCIAL	FONDOS PROPIOS
UNIDAD DE NEGOCIO EL PAIS					
Diario El País Internacional, S.A.	Miguel Yuste, 40 - Madrid	Editora de la edición internacional de EL PAÍS	99,99%	300	1.265
Diario El País México, S.A de C.V.	Avda. de la Universidad, 767 - México D.F.	Explotación del diario El País en México	99,99%	39	34
Diario El País Argentina, S.A.	Beazley 3860 - Buenos Aires, Argentina	Explotación del diario El País en Argentina	99,99%	1.508	1.508
UNIDAD DE NEGOCIO MEDIOS IMPRESOS					
Agencia Informativa de Noticias Económicas, S.L.	Gran Vía, 32 - Madrid	Explotación de información económica	99,99%	6.000	5.850
Beralán, S.L.	Avda. Ama Kandida, 21 - Guipuzcoa	Distribución de productos editoriales	22,25%	218	1.255
Box News Comunicación, S.L.	Pza. Nueva, 8 - Sevilla	Edición de la revista 40 Magazine y otras	80,00%	60	198
Cirpress, S.L.	Autopista A8 Km 14,4 - Arribas, Asturias	Distribución de productos editoriales	31,78%	14	231
Comercialización de Medios 2000, S.A.	Avda. de Montserrat, 46 - Almería	Impresión de productos editoriales	34,92%	60	612
Comunicaciones El País, S.A.	Jorge Saenz, 1330, La Paz - Bolivia	Editorial	73,09%	2.692	3.254
Diario As, S.L.	Albasanz, 14 - Madrid	Edición y explotación del diario As	75,00%	1.400	3.868
Diario Jaén, S.A.	Torredonjimeno, 1, Pol. Los Olivares - Jaén	Edición y explotación del Diario Jaén	44,46%	64	32
Distribuciones Papiro, S.L.	Dtor. Ferrán s/n, Pol. Ind. El Montalbo - Carbajos de la Sagreda, Salamanca	Distribución de productos editoriales	28,00%	39	534
Distribuidora Extremeña de Publicaciones, S.L.	Ctra. N-5, Km. 397 - Badajoz	Distribución de productos editoriales	22,05%	10	81
Distribuidora Tarraconense de Publicaciones, S.L.	Safre Nave B-14 - Tarragona	Distribución de productos editoriales	23,00%	120	50
Distrimedios, S.A.	Pol. Ind. Santa Cruz - Jerez de la Frontera, Cádiz	Distribución de productos editoriales	31,50%	100	354
Ediciones La Mirada, S.A.	Fuencarral, 6 - Madrid	Edición, gestión y explotación de medios impresos	99,99%	300	212
Edicor, S.L.	Avda. de Montserrat, 50 - Almería	Servicios para empresas editoras	34,01%	6	164
Editorial Amanecer, S.A.	Cristo Redentor 3355, Santa Cruz - Bolivia	Editorial	73,09%	1.390	(714)
Editorial Danvantari, S.A.	Pedro Salazar, 599 - Sopocachi, La Paz - Bolivia	Editorial	39,24%	194	66
Eje de la Comunicación Andaluza, S.L.	Avda. de la Prensa, 1 - Sevilla	Impresión de productos editoriales	75,00%	902	(171)
El Correo de Andalucía, S.L.	Gran Vía, 32 - Madrid	Edición y explotación del diario El Correo de Andalucía	75,00%	1.192	(2.156)
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades editoriales	75,00%	8.500	(435)
Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32 - Madrid	Edición y explotación del diario Cinco Días	99,99%	1.802	1.220
Gestión de Logística Editorial, S.A.	Samaniego s/n, Pol. Las Mercedes - Madrid	Distribución y venta de productos editoriales	50,00%	310	956
Gestión de Medios de Prensa, S.A.	Gran Vía, 32 - Madrid	Prestación de servicios comunes para diarios regionales y locales	51,87%	80	81
Gestora Andaluza de Medios, S.L.	Avda. de la Prensa, 1 - Sevilla	Diseño gráfico y publicitario	75,00%	3	2
Grafivoz, S.A.	Avda. de Montserrat, 50 - Almería	Impresión de productos editoriales	35,20%	90	827
Información Extra, S.A.	Pasaje Kattia, 2068, Miraflores - La Paz, Bolivia	Editorial	76,94%	97	(244)
Inversiones Grupo Multimedia Comunicaciones, S.A.	Federico Zuazo, 1598 - La Paz, Bolivia	Tenencia de acciones de sociedades	76,95%	6.064	6.025
Novotécnica, S.A.	Avda. de Montserrat, 50 - Almería	Edición del diario *La Voz de Almería*	23,92%	348	5.485
Nuevo Diario de Valladolid, S.A.	Pasaje de la Marquesina, 5 - Valladolid	Edición y explotación de El Diario de Valladolid	60,00%	1.800	(107)
Odiel Press, S.L.	Avda. de la Prensa, 1 - Sevilla	Edición y explotación del diario Odiel Información	75,00%	905	(533)
Promotora General de Revistas, S.A.	Fuencarral, 6 - Madrid	Edición, producción y explotación de revistas	99,99%	1.500	2.882
Redprensa, S.A.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades	99,99%	150	1.236
Servicom, S.L.	Avda. de Montserrat, 50 - Almería	Distribución de productos editoriales	31,53%	5	26
Val Disme, S.L.	Trajiners, 3 - Valencia	Distribución de productos editoriales	31,67%	144	1.208

Participaciones Indirectas

en miles de euros

ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	2001 % CAPITAL	CAPITAL SOCIAL	FONDOS PROPIOS
NIDAD DE NEGOCIO INTERNET					
ervicios de Valor Agregado Bolivia.com, S.A.	Argentina, 2057, La Paz, Bolivia	Prestación de servicios de telecomunicaciones	32,50%	10	(1.304)
2P Sistemas, S.L.	Pare Rodes, 26 - Sabadell, Barcelona	Realización de aplicaciones informáticas	50,28%	14	138
MIPS Consultores, S.L.	Lago Constanza, 2 - Madrid	Realización de aplicaciones informáticas	37,50%	8	151
ıformación, Telefonía y Comunicación, S.A.	Arce, 2314 - La Paz, Bolivia	Prestación de servicios de telecomunicaciones	25,00%	2	(3)
ıversiones Digitales, S.A.	Federico Zuazo, 1598, La Paz - Bolivia	Tenencia de acciones de sociedades	50,00%	310	426
istemtel Telecomunicaciones Bolivia, S.A.	Pasaje Jáuregui, 2269 - Sopocachi, La Paz - Bolivia	Prestación de servicios de telecomunicaciones	25,00%	28	(20)
NIDAD DE NEGOCIO VENTA DE PUBLICIDAD EN MEDIOS					
DM Publicidad Electrónica, S.A.	Gran Vía, 32 - Madrid	Diseño y desarrollo de aplicaciones sobre imágenes	51,00%	61	481
cio Media Producciones, S.A.	Gran Vía, 32 - Madrid	Gestión publicitaria	99,99%	120	961
cio Media Realizaçao de Eventos e Publicidade, S.A.	Ana Castiljo, 32 - Lisboa, Portugal	Gestión publicitaria	99,99%	125	(55)
NIDAD DE NEGOCIO IMPRESIÓN					
atalunya Press, S.L.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	99,99%	60	166
istribuciones Aliadas, S.A.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	99,99%	2.100	7.607
diciones Bidasoa, S.A.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	99,99%	2.100	6.954
ield Mateu, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Fabricación de envases y embalajes de cartón	49,00%	4.736	8.125
acrolibros, S.A.	Vázquez de Menchaca, 9 - Valladolid	Impresión y encuadernación de libros	99,99%	992	4.257
ateu Cromo Artes Gráficas, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Impresión de productos editoriales	99,99%	4.000	22.153
ateu Liber, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Impresión de productos editoriales	99,99%	1.003	1.003
ateu Press, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Impresión de productos editoriales	99,99%	6.000	5.429
orprensa, S.A.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	99,99%	1.800	4.363
NIDAD DE NEGOCIO MÚSICA					
ompañía Discográfica Muxxic Records, S.A.	Juan Bravo, 38 - Madrid	Producción, distribución y venta de fonogramas y videogramas	99,99%	660	814
diciones Musicales Horus, S.A.	Call Vell de Santa Creu d'Olorda a Valvidrera, 12	Producción, distribución y venta de fonogramas y videogramas	60,00%	766	2.278
l Diablo Distribución, S.L.	Juan Bravo, 38 - Madrid	Distribución de discos, videos y otros elementos.	51,00%	85	125
urotropical de Producciones Discográficas, S.L.	Juan Bravo, 38 - Madrid	Producción de novedades musicales	70,00%	690	986
ran Vía Distribución de Producciones Audiovisuales, S.A.	Juan Bravo, 38 - Madrid	Distribución de videos, discos y otros elementos de ocio	50,00%	450	634
ran Vía Musical Inc.	111 West, 57th street, NY - EE.UU.	Tenencia de acciones de sociedades	99,99%	4.202	2.780
irics and Music, S.L.	Diagonal, 529 - Barcelona	Editora discográfica	60,00%	12	1.036
edia Festivals, S.A.	Juan Bravo, 38 - Madrid	Producción y organización de espectáculos, congresos y conferencias	99,99%	300	(16)
uxxic Latina LLC.	1680 Michigan Avenue, 33139 Miami - Florida, EE.UU.	Producción, distribución y venta de fonogramas y videogramas	75,00%	5.593	3.698
ova Ediciones Musicales, S.A.	Juan Bravo, 38 - Madrid	Ediciones musicales	99,99%	600	1.503
lanet Events, S.A.	Juan Bravo, 38 - Madrid	Producción y organización de espectáculos y eventos	51,00%	120	170

Participaciones Indirectas

en miles de euros			2001		
ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	% CAPITAL	CAPITAL SOCIAL	FONDOS PROPIOS
UNIDAD DE NEGOCIO EDITORIAL					
Aguilar A.T.A., S.A. de Ediciones	Beazley 3860 - Buenos Aires, Argentina	Editorial	99,99%	481	1.595
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Editorial	99,99%	724	785
Aguilar A.T.A., S.A. de C.V.	Avda. Universidad 767- México DF, México	Editorial	99,99%	4.366	5.592
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos, Edif. Zulia 1° - Caracas, Venezuela	Editorial	99,99%	9	0
Canal de Editoriales, S.A.	Juan Bravo, 38 - Madrid	Venta al detalle	95,00%	9.469	1.011
Constancia Editores, S.A.	Estrada da Outorela 118, 2795 - Carnaxide Linda a Velha - Portugal	Editorial	99,99%	998	2
Distribuidora y Editora Aguilar, A.T.A, S.A.	Calle 80, N 10-23 - Santa Fe de Bogotá, Colombia	Editorial	99,99%	540	541
Distribuidora y Editora Richmond, S.A.	Calle 80, N 10-13 - Santa Fe de Bogotá, Colombia	Editorial	99,99%	49	49
Distribuidora Aguilar A.T.A., S.A. de C.V.	Avda. Universidad 767- México DF, México	Distribuidora	99,99%	6.481	2.672
Distribuidora Suma, Limitada	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Distribuidora	50,00%		
Editorial Nuevo México, S.A. de C.V.	Insurgentes, 686 - Mezzanine - Colonia del Valle - México D.F.	Editorial	99,99%	147	2.160
Edicions Voramar, S.A.	Vallencia, 44 - 46210 Pincaya - Valencia	Editorial	99,99%	60	76
Ediciones Grazalema, S.A.	Conde de Cifuentes, 6 - Sevilla	Editorial	99,99%	60	119
Edicions Obradoiro, S.A.	Vía Pasteur, 44 - Santiago de Compostela	Editorial	99,99%	60	65
Editora Moderna Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brasil	Editorial	99,99%	30.068	29.571
Grup Promotor, S.A.	Frederic Mompou, 11 - V. Olímpica, Barcelona	Editorial	99,99%	60	69
Grupo de Ediçoes Santillana Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brasil	Editorial	99,99%	66.611	64.178
Instituto Universitario de Posgrado, S.A.	Torrelaguna, 60 - Madrid	Servicios educativos	52,00%	3.005	3.005
Ítaca,S.L.	Torrelaguna, 60 - Madrid	Distribuidora de libros	99,99%	408	6.239
Lanza, S.A. de C.V.	Avda. Universidad 767- México DF, México	Creación, promoción y administración de empresas	99,99%	19.819	32.865
Librerías Crisol, S.A.C.	Avda. San Felipe 731, Lima - Perú	Venta al detalle	99,88%	283	320
Librerías Fausto, S.A.	Corrientes, 1316 - Buenos Aires, Argentina	Venta al detalle	99,99%	215	(1.914)
N. Editorial, S.L.	Torrelaguna, 60 - Madrid	Editorial	99,99%	60	29
Net Languages, S.L.	Trafalgar, 19 - Barcelona	Enseñanza por internet	66,96%	360	176
Ediciones Santillana, S.A. (Argentina)	Beazley 3860 - Buenos Aires, Argentina	Editorial	99,99%	1.546	7.164
Santillana de Ediciones, S.A.	Avda. Arce, 2333 - La Paz, Bolivia	Editorial	99,85%	1.659	92
Santillana Canarias, S.A.	El Paso s/n - Los Majuelos, Tenerife	Editorial	99,99%	60	57
Editorial Santillana S.A. (Colombia)	Calle 80, N 10-23 - Santa Fe de Bogotá, Colombia	Editorial	99,99%	2.946	4.270
Santillana, S.A. (Costa Rica)	La Uruca, 100m Oeste de Migración - San José, Costa Rica	Editorial	99,99%	408	370
Santillana del Pacífico, S.A. de Ediciones	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Editorial	99,99%	378	4.121
Santillana, S.A. (Ecuador)	Avda. Eloy Alfaro, 227 y 6 de diciembre - Quito, Ecuador	Editorial	99,99%	249	249
Santillana Ediciones Generales, S.L.	Torrelaguna, 60 - Madrid	Editorial	99,99%	60	67
Santillana Educación, S.L.	Torrelaguna, 60 - Madrid	Editorial	99,99%	102	61
Editorial Santillana S.A. de C.V. (El Salvador)	Loma Linda, 1, 125 C. San benito - San Salvador, El Salvador	Editorial	99,99%	26	450
Santillana Formación, S.L.	Torrelaguna, 60 - Madrid	Editorial	99,99%	1.616	720
Editorial Santillana, S.A. (Guatemala)	30 Avenida 16 - 41, Zona 12, Guatemala	Editorial	99,99%	82	(306)
Santillana, S.A. (Paraguay)	Río de Janeiro, 1218 esq. Frutos Pane - Asunción, Paraguay	Editorial	99,75%	94	(681)
Santillana, S.A. (Perú)	Avda. San Felipe, 731, Jesús María - Lima, Perú	Editorial	95,00%	1.794	2.431
Ediciones Santillana Inc.	Calle F, 34 C. D. Amelia - Buchanan - San Juan, Puerto Rico	Editorial	99,99%	1.494	3.286
Editorial Santillana, S.A. (Rep. Dominicana)	César Nicolás Penson, 28 - Sto. Domingo, R. Dominicana	Editorial	99,99%	78	2.812
Editorial Santillana S.A. de C.V. (México)	Avda. Universidad 767- México DF, México	Editorial	99,99%	36.511	25.569
Ediciones Santillana, S.A. (Uruguay)	Constitución, 1889 - 11800 - Montevideo, Uruguay	Editorial	99,99%	202	(209)
Santillana USA Publishing Co. Inc.	2105 NW 86th Avenue - Miami, Florida, EE.UU.	Editorial	99,99%	450	(8.238)
Editorial Santillana, S.A. (Venezuela)	Rómulo Gallegos, Edif. Zulia 1° - Caracas, Venezuela	Editorial	99,99%	3.697	4.421
Suma de Letras, S.L.	Torrelaguna, 60 - Madrid	Editorial	50,00%	300	1.684
Suma de Letras Argentina, S.A.	Buenos Aires - Argentina	Editorial	49,00%	107	61
Suma de Letras, S.A. de C.V.	Avda. Universidad 767 - México D.F., México	Editorial	50,00%	122	319
Zubia Editoriala, S.A.	Pol. Lezama Leguizamon, c/ 31 - Etxebarri, Vizcaya	Editorial	99,99%	60	84

Participaciones Indirectas

en miles de euros			2001		
ENTIDAD PARTICIPADA	DIRECCIÓN	ACTIVIDAD	% CAPITAL	CAPITAL SOCIAL	FONDOS PROPIOS
JNIDAD DE NEGOCIO SOGECABLE					
ιudiovisual Sport, S.L.	Diagonal, 477 - Barcelona	Gestión y explotación de derechos deportivos	8,52%	124.800	32.136
;able Antena, S.A.	Plaza Ruiz Picasso s/n, T. Picasso - Madrid	Servicios de televisión por cable	21,30%	1.953	4.810
;anal + Investment Us. Inc.	301 North Canon Drive - Beverly Hills, California, EE.UU.	Producción cinematográfica	12,78%		
;anal Club de Distribución de Ocio y Cultura, S.A.	Gran Vía, 32 - Madrid	Distribución de productos a domicilio	5,33%	3.907	2.987
;anal Estilo, S.L.	Gran Vía, 32 - Madrid	Explotación de canales temáticos de televisión	21,25%	5	(230)
;anal Satélite Digital, S.L.	Gran Vía, 32 - Madrid	Explotación de televisión por satélite	17,73%	220.894	154.769
;entro de Asistencia Telefónica, S.A.	Gran Vía, 32 - Madrid	Prestación de servicios	21,27%	2.043	3.953
;ompañía Independiente de Noticias de TV, S.L.	Pza. Ruiz Picasso s/n, T. Picasso - Madrid	Producción y comercialización de un canal de noticias	10,65%	1.442	(4.667)
;ompañía Independiente de Televisión, S.L.	Gran Vía, 32 - Madrid	Actividades relacionadas con la televisión	21,30%	601	(5.726)
;inemanía, S.L.	Gran Vía, 32 - Madrid	Creación, difusión, distribución y explotación	19,17%	601	(2.552)
'ox Kids España, S.L.	Gran Vía, 32 - Madrid	Explotación de canal temático de contenido infantil	10,65%	301	1.976
;estión de Derechos Aduiovisuales y Deportivos, S.A.	Gran Vía, 32 - Madrid	Explotación de derechos audiovisuales y deportivos	21,30%	19.232	5.922
'lataforma Logística de Usuarios de Sogecable, S.L.	Gran Vía, 32 - Madrid	Prestación de servicios en internet	21,30%	1.000	(2.016)
₹eal Madrid Multimedia, S.L.	Concha Espina, 1 - Madrid	Explotación de los derechos del Real Madrid C.F.	10,65%		
;ervicios Técnicos de Sogecable, S.L.	Gran Vía, 32 - Madrid	Prestación de servicios de televisión	21,30%	12.621	12.588
;ogecable Fútbol, S.L.	Gran Vía, 32 - Madrid	Explotación de canales temáticos de televisión	21,30%	601	(6.929)
;ociedad General de Cine, S.A.	Gran Vía, 32 - Madrid	Explotación de derechos cinematográficos	21,30%	6.010	17.678
;ogepaq, S.A.	Gran Vía, 32 - Madrid	Explotación de derechos cinematográficos	11,71%	18.030	14.009
;tudiocanal Spain, S.L.	Gran Vía, 32 - Madrid	Gestión y distribución de derechos audiovisuales	5,74%	2.300	2.159
Varner Lusomundo Cines de España, S.A.	Azalea 1, Alcobendas	Explotación de salas de cine	7,10%	29.360	30.156
Varner Sogefilms, A.I.E.	Marcelo Spínola, 8 - Madrid	Distribución de películas	10,65%		

MOVIMIENTO DE LOS FONDOS PROPIOS EJERCICIO 2001

(en miles de euros)

	Capital Suscrito	Prima de Emisión	Reservas de Actualización 1983	Reservas de Revalorización RDL 7/1996	Reserva legal	Reservas para Acciones Propias	Reservas Estatutarias	Reserva Capital Amortizado	Otras Reservas	Beneficio del Ejercicio	Total Fondos Propios
Saldo al 31 de diciembre de 2000	**21.881**	**108.369**	**3.289**	**10.650**	**2.231**	**8.782**	**5.578**	**1.373**	**229.493**	**69.005**	**460.651**
Traspaso de reservas por compra de autocartera						15.936			(15.936)		
Dotación de la provisión para acciones propias									(4.160)		(4.160)
Distribución del beneficio de 2000:											
- Retribución a Consejeros										(1.442)	(1.442)
- Dividendos										(23.064)	(23.064)
- Reservas					2.145		5.363		36.991	(44.499)	
Beneficio del ejercicio										62.384	62.384
Saldo al 31 de diciembre de 2001	**21.881**	**108.369**	**3.289**	**10.650**	**4.376**	**24.718**	**10.941**	**1.373**	**246.388**	**62.384**	**494.369**

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Informe de gestión individual
correspondiente al ejercicio 2001

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

INFORME DE GESTION

CORRESPONDIENTE AL EJERCICIO 2001

1. Evolución de los negocios

Durante el ejercicio 2001 la economía mundial ha afrontado uno de sus peores momentos. Las tres grandes áreas económicas del mundo -EEUU, la UE y Japón- han sufrido simultáneamente un proceso de desaceleración económica, cuando no de abierta recesión, agravada tras los ataques terroristas del 11 de septiembre.

PRISA es líder en gran parte de los sectores en los que opera, y este liderazgo le ha permitido comportarse mejor que el mercado. No obstante, las circunstancias de un nuevo entorno más competitivo y en continuo cambio han demandado una reestructuración de las unidades de negocio y la creación de una unidad de recursos compartidos, cuyo objetivo es lograr una mayor racionalización de los costes y la creación de economías de escala entre las distintas empresas del Grupo.

Las novedades más importantes en la reestructuración de las unidades de negocio han consistido en la creación de una Unidad de Educación y Formación, dos Unidades de Medios de Comunicación (Prensa, Radio y Televisión), una en España y otra Internacional, y la Unidad de Ocio y Entretenimiento. Junto a ellas continuarán SOGECABLE, EL PAIS, y PRISACOM (negocios digitales) como Unidades independientes. Con la nueva estructura se potencian las sinergias existentes entre las distintas empresas de PRISA, a fin de mejorar su eficiencia.

Durante 2001 la actividad inversora de PRISA nuevamente ha sido el motor de crecimiento del Grupo:

- En febrero de 2001 PRISA adquiere la discográfica Ediciones Musicales Horus y la sociedad Lirics & Music.

- En marzo de 2001 crea la productora audiovisual Plural Entertainment, creada con el objetivo de desarrollar y producir contenidos audiovisuales en todas las áreas de producción.

- En otubre de 2001 PRISA y Televisa, los dos mayores grupos de comunicación en español, alcanzan un acuerdo para el desarrollo del mercado radiofónico en México, mediante la adquisición del 50% de Radiópolis por parte de Prisa por 50 millones de dólares y una aportación de capital a la compañía de 10 millones de dólares.

  El acuerdo representa para Prisa la entrada en el mercado radiofónico de México, el mayor mercado en tamaño y crecimiento en Latinoamérica, con Televisa, el mayor grupo de comunicación en lengua española en América.

  La adquisición y el acuerdo con Televisa refuerza la internacionalización de Prisa, uno de sus principales ejes de desarrollo estratégico, donde la expansión en América Latina y en el negocio radiofónico son una prioridad.

2. Evolución posterior al cierre

Con posterioridad al cierre del ejercicio 2001, la Sociedad ha elevado en un 24,76% su participación en la sociedad Espacio Editorial Andaluza Holding, S.L. A través de esta sociedad, gestiona y participa en los Diarios El Correo de Andalucía, de Sevilla, Odiel Información, de Huelva y Diario de Jaén . También participa minoritariamente en La Voz de Almería.

3. Evolución previsible

En el año 2002 se espera una evolución favorable de las distintas unidades de negocio en las que PRISA actúa.

4. Acciones propias

Promotora de Informaciones, S.A. mantiene a 31 de diciembre de 2001 un total de 10.940.625 de acciones de la propia Sociedad en autocartera. El coste total de las mismas asciende a 28.878 miles de euros, con un coste unitario de 2,64 euros, lo que representa un 5% del capital social.

El objetivo de esta autocartera es el servir de contrapartida a los planes de opciones sobre acciones de la Sociedad y eventualmente para la realización de alianzas o adquisiciones.

El resumen de las transacciones realizadas durante el ejercicio es el siguiente:

	Número de acciones	Coste efectivo (miles de euros)	% de capital social
Acciones en autocartera a 31-12-2000	**9.000.000**	**8.782**	**4,11%**
Compras	1.940.625	20.096	0,89%
Acciones en autocartera a 31-12-2001	**10.940.625**	**28.878**	**5,00%**

5. Evolución bursátil

Datos de la Compañía

Capitalización bursátil a 31 de diciembre de 2001: 2.298 millones de euros.

Número de acciones: 218.812.500

Free-float: 31,6%

Principales accionistas: Propu, 44,5%; Timón,19,8%.

Evolución bursátil 2001

Cotización en euros:

Mínima: 6,5

Media: 12,9

Máxima: 19,3

Última: 10,5

Ratios bursátiles

BPA: 0,37 euros en base a 207.872.500 acciones distribuidas sin computar 10.940.000 en autocartera.

BPA: 0,35 euros en base a 218.812.500 acciones emitidas.

BPA ajustado por amortización de fondo de comercio y extraordinarios: 0,46 euros

Pay-out: 25%

Dividendo por acción: 0,09 euros en base a 218.812.500 acciones emitidas.

Rentabilidad del dividendo: 0,86% en base al precio de cierre del último día hábil de 2001.

PER (Precio/Beneficio; veces) a cierre del ejercicio: 30.

EVOLUCIÓN DE COTIZACIÓN FRENTE A IBEX DURANTE EL EJERCICIO 2001



30,00
28,00
26,00
24,00
22,00
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
10.700
10.200
9.700
9.200
8.700
8.200
7.700
7.200
6.700
6.200
02/01/2001
01/02/2001
03/03/2001
02/04/2001
02/05/2001
01/06/2001
01/07/2001
31/07/2001
30/08/2001
29/09/2001
29/10/2001
28/11/2001
28/12/2001
Prisa
IBEX

PROMOTORA DE INFORMACIONES, S.A. (PRISA) Y SOCIEDADES DEPENDIENTES

Cuentas anuales consolidadas
junto con el informe de gestión
correspondientes al ejercicio 2001

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe de auditoría de cuentas anuales consolidadas

A los Accionistas de
Promotora de Informaciones, S.A.:

1. Hemos auditado las cuentas anuales consolidadas de PROMOTORA DE INFORMACIONES, S.A. (PRISA) y SOCIEDADES DEPENDIENTES, que comprenden el balance de situación consolidado al 31 de diciembre de 2001 y la cuenta de pérdidas y ganancias consolidada y la memoria consolidada correspondientes al ejercicio anual terminado en dicha fecha, cuya formulación es responsabilidad de los Administradores de la Sociedad dominante. Nuestra responsabilidad es expresar una opinión sobre las citadas cuentas anuales consolidadas en su conjunto, basada en el trabajo realizado de acuerdo con las normas de auditoría generalmente aceptadas, que requieren el examen, mediante la realización de pruebas selectivas, de la evidencia justificativa de las cuentas anuales consolidadas y la evaluación de su presentación, de los principios contables aplicados y de las estimaciones realizadas.

2. De acuerdo con la legislación mercantil, los Administradores de la Sociedad dominante presentan, a efectos comparativos, con cada una de las partidas del balance de situación consolidado, de la cuenta de pérdidas y ganancias consolidada y del cuadro de financiación consolidado, además de las cifras del ejercicio 2001, las correspondientes al ejercicio anterior. Nuestra opinión se refiere exclusivamente a las cuentas anuales consolidadas del ejercicio 2001. Con fecha 15 de marzo de 2001 emitimos nuestro informe de auditoría sobre las cuentas anuales consolidadas del ejercicio 2000, en el que expresamos una opinión con una salvedad similar a la descrita en el apartado 3 siguiente.

3. Durante el ejercicio 1999, el Grupo Prisa amortizó anticipadamente los fondos de comercio originados, fundamentalmente, en la adquisición a finales de dicho ejercicio de participaciones en el capital de diversas sociedades. La amortización realizada se basó en la aplicación del principio de prudencia valorativa, ya que no se espera una evolución negativa de las correspondientes inversiones (véanse Notas 3-f y 4). Si la amortización de los fondos de comercio correspondientes a estas inversiones se hubiese efectuado en 5 años, el gasto por amortización del fondo de comercio por el ejercicio anual terminado el 31 de diciembre de 2001 hubiera sido superior en 9.495 miles de euros. En consecuencia, al 31 de diciembre de 2001 existe un exceso de amortización de fondos de comercio que asciende a 21.430 miles de euros, que, de acuerdo con la normativa vigente, debería registrarse incrementando el epígrafe "Ingresos extraordinarios – ingresos de ejercicios anteriores" de la cuenta de pérdidas y ganancias consolidada correspondiente al ejercicio anual terminado el 31 de diciembre de 2001.

4. En nuestra opinión, excepto por los efectos de la salvedad descrita en el apartado 3. anterior, las cuentas anuales consolidadas del ejercicio 2001 adjuntas expresan, en todos los aspectos significativos, la imagen fiel del patrimonio y de la situación financiera de PROMOTORA DE INFORMACIONES, S.A. (PRISA) y SOCIEDADES DEPENDIENTES al 31 de diciembre de 2001 y de los resultados de sus operaciones y de los recursos obtenidos y aplicados durante el ejercicio anual terminado en dicha fecha y contienen la información necesaria y suficiente para su interpretación y comprensión adecuada, de conformidad con principios y normas generalmente aceptados que guardan uniformidad con los aplicados en el ejercicio anterior.

5. El informe de gestión consolidado adjunto del ejercicio 2001 contiene las explicaciones que los Administradores de la Sociedad dominante consideran oportunas sobre la situación del Grupo, la evolución de sus negocios y sobre otros asuntos y no forma parte integrante de las cuentas anuales consolidadas. Hemos verificado que la información contable que contiene el citado informe de gestión consolidado concuerda con la de las cuentas anuales consolidadas del ejercicio 2001. Nuestro trabajo como auditores se limita a la verificación del informe de gestión con el alcance mencionado en este mismo apartado y no incluye la revisión de información distinta de la obtenida a partir de los registros contables de las Sociedades.

ARTHUR ANDERSEN

Juan José Roque

27 de marzo de 2002

PROMOTORA DE INFORMACIONES, S.A. (PRISA) Y SOCIEDADES DEPENDIENTES

Cuentas anuales consolidadas
correspondientes al ejercicio 2001

PROMOTORA DE INFORMACIONES, S.A. (PRISA) Y SOCIEDADES DEPENDIENTES
BALANCES DE SITUACIÓN CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000
(en miles de euros)

ACTIVO	31.12.2001	31.12.2000
A) INMOVILIZADO	**635.906**	**533.568**
I. GASTOS DE ESTABLECIMIENTO	15.368	8.076
II. INMOVILIZACIONES INMATERIALES *(Nota 5)*		
1. Derechos sobre bienes en régimen de arrendamiento financiero	56.244	42.123
2. Otro inmovilizado inmaterial	142.332	111.757
3. Amortizaciones y provisiones	(86.100)	(70.427)
	112.476	83.453
III. INMOVILIZACIONES MATERIALES *(Nota 6)*		
1. Terrenos y construcciones	163.885	137.837
2. Instalaciones técnicas y maquinaria	256.279	232.142
3. Otro inmovilizado	99.265	90.330
4. Anticipos e inmovilizado en curso	49.105	50.833
5. Amortizaciones y provisiones	(256.918)	(245.732)
	311.616	265.410
IV. INMOVILIZACIONES FINANCIERAS *(Nota 7)*		
1. Participaciones en sociedades puestas en equivalencia	113.746	100.429
2. Cartera de valores a largo plazo	62.514	56.722
3. Otro inmovilizado financiero	14.184	17.294
4. Provisiones	(18.716)	(6.598)
	171.728	167.847
V. ACCIONES DE LA SOCIEDAD DOMINANTE *(Nota 8)*	24.718	8.782
B) FONDO DE COMERCIO DE CONSOLIDACIÓN *(Nota 4)*	**288.035**	**155.070**
1. De sociedades consolidadas por integración global	154.528	72.424
2. De sociedades puestas en equivalencia	133.507	82.646
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**4.374**	**6.281**
D) ACTIVO CIRCULANTE	**550.211**	**542.717**
I. EXISTENCIAS	103.207	98.501
II. DEUDORES		
1. Clientes por ventas y prestación de servicios	265.805	260.793
2. Sociedades asociadas	28.246	24.706
3. Administraciones Públicas	44.535	45.813
4. Otros deudores	28.219	8.559
5. Provisiones	(23.920)	(22.380)
	342.885	317.491
III. INVERSIONES FINANCIERAS TEMPORALES *(Nota 7)*		
1. Cartera de valores a corto plazo	66.000	98.648
2. Provisiones	(1.522)	(392)
	64.478	98.256
IV.TESORERÍA	31.216	23.836
V. AJUSTES POR PERIODIFICACIÓN	8.425	4.634
TOTAL ACTIVO	**1.478.526**	**1.237.636**

PASIVO	31.12.2001	31.12.2000
A) FONDOS PROPIOS *(Nota 9)*	**594.117**	**545.856**
I. CAPITAL SUSCRITO	21.881	21.881
II. PRIMA DE EMISIÓN	108.369	108.369
III. RESERVAS DE REVALORIZACIÓN 1983	3.289	3.289
IV. RESERVAS DE REVALORIZACIÓN RDL 7/1996, DE 7 DE JUNIO	10.650	10.650
V. RESERVAS		
1. Reserva legal	4.376	2.231
2. Reservas para acciones propias	24.718	8.782
3. Reservas estatutarias	10.941	5.578
4. Reserva capital amortizado	1.373	1.373
5. Otras reservas	246.388	229.493
	287.796	247.457
VI. RESERVAS DE CONSOLIDACIÓN	95.787	58.143
VII. RESERVAS DE SOCIEDADES PUESTAS EN EQUIVALENCIA	2.957	6.938
VIII. DIFERENCIAS DE CONVERSIÓN	(13.289)	(3.508)
IX. BENEFICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	76.677	92.637
1. Beneficio consolidado	77.925	95.530
2. Resultados atribuidos a socios externos *(Nota 10)*	(1.248)	(2.893)
B) SOCIOS EXTERNOS *(Nota 10)*	**27.219**	**23.424**
C) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**1.595**	**1.058**
D) PROVISIONES PARA RIESGOS Y GASTOS *(Nota 11)*	**24.645**	**23.872**
E) ACREEDORES A LARGO PLAZO *(Nota 12)*	**340.470**	**158.104**
F) ACREEDORES A CORTO PLAZO	**490.480**	**485.322**
I. ACREEDORES COMERCIALES	173.586	152.387
II. SOCIEDADES ASOCIADAS	29.405	31.747
III. OTRAS DEUDAS NO COMERCIALES *(Nota 13)*	226.872	247.475
IV. ADMINISTRACIONES PÚBLICAS	50.827	46.856
V. PROVISIONES PARA OPERACIONES DE TRÁFICO	5.018	4.364
VI. AJUSTES POR PERIODIFICACIÓN	4.772	2.493
TOTAL PASIVO	**1.478.526**	**1.237.636**

Las notas 1 a 21 y los anexos 1 a 4 forman parte integrante del Balance de Situación Consolidado al 31 de diciembre de 2001.

PROMOTORA DE INFORMACIONES, S.A. Y SOCIEDADES DEPENDIENTES

CUENTAS DE PÉRDIDAS Y GANANCIAS CONSOLIDADAS DE LOS EJERCICIOS ANUALES TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

(en miles de euros)

DEBE	31.12.2001	31.12.2000
) GASTOS		
1. Consumos	376.182	342.794
2. Gastos de personal:		
a) Sueldos, salarios y asimilados	255.735	219.099
b) Cargas sociales	56.208	46.137
3. Dotaciones para amortizaciones de inmovilizado	59.721	53.499
4. Servicios exteriores y tributos	320.888	292.824
5. Variación de las provisiones de tráfico	12.185	7.092
BENEFICIOS DE EXPLOTACIÓN	**116.001**	**146.816**
6. Gastos financieros y asimilados	28.431	17.586
7. Variación de provisiones de inversiones financieras temporales *(Nota 2-i)*	1.280	392
8. Diferencias negativas de cambio	13.643	6.210
9. Participación en pérdidas de sociedades puestas en equivalencia *(Nota 7)*	6.304	3.873
0. Amortización fondo de comercio de consolidación *(Notas 2-f y 4)*	15.157	18.239
I. BENEFICIO DE LAS ACTIVIDADES ORDINARIAS	**86.738**	**128.514**
1. Pérdidas procedentes del inmovilizado	2.233	679
2. Variación de las provisiones de inmovilizado *(Nota 7)*	15.608	6.207
3. Gastos extraordinarios *(Nota 15)*	29.394	9.466
. RESULTADOS EXTRAORDINARIOS POSITIVOS	**-**	**3.062**
. BENEFICIO CONSOLIDADO ANTES DE IMPUESTOS	**78.781**	**131.576**
4. Impuesto sobre beneficios *(Nota 14)*	856	36.046
I. BENEFICIO CONSOLIDADO DEL EJERCICIO	**77.925**	**95.530**
5. Resultado atribuido a socios externos *(Nota 10)*	1.248	2.893
II. BENEFICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	**76.677**	**92.637**

HABER	31.12.2001	31.12.2000
B) INGRESOS		
1. Importe neto de la cifra de negocios *(Nota 15)*	1.158.307	1.085.857
2. Otros ingresos de explotación	38.613	22.404
3. Ingresos de participaciones en capital	817	801
4. Otros ingresos financieros	10.122	15.170
5. Diferencias positivas de cambio	8.957	2.791
II. RESULTADOS FINANCIEROS NEGATIVOS	**23.458**	**5.425**
6. Participación en beneficios de sociedades puestas en equivalencia *(Nota 7)*	15.656	9.235
7. Beneficios procedentes del inmovilizado *(Nota 15)*	28.533	10.828
8. Beneficios por operaciones con acciones propias	-	25
9. Ingresos extraordinarios *(Nota 15)*	10.745	8.561
IV. RESULTADOS EXTRAORDINARIOS NEGATIVOS	**7.957**	**-**

Las notas 1 a 21 y los anexos 1 a 4 forman parte integrante de la Cuenta de Pérdidas y Ganancias Consolidada del ejercicio 2001.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) Y SOCIEDADES DEPENDIENTES

Memoria consolidada
correspondiente al ejercicio 2001

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Y SOCIEDADES DEPENDIENTES

MEMORIA CONSOLIDADA

CORRESPONDIENTE AL EJERCICIO ANUAL 2001

(1) SOCIEDADES DEPENDIENTES Y ASOCIADAS

Las sociedades dependientes, multigrupo y asociadas incluidas en la consolidación, de conformidad con los criterios del Real Decreto 1815/91, de 20 de diciembre, por el que se aprueban las normas para la formulación de cuentas anuales consolidadas, y la información relacionada con las mismas se encuentran recogidas en los Anexos 1, 2 y 3.

Los datos referentes a Sociedad Española de Radiodifusión, S.A., Grupo Santillana de Ediciones, S.A., Mateu Cromo Artes Gráficas, S.A., Grupo Latino de Radiodifusión, S.L., Gran Vía Musical de Ediciones, S.L., Antena 3 de Radio, S.A. y Sogecable, S.A., que se recogen en esta memoria, corresponden a sus respectivas cuentas anuales consolidadas, incluyendo el efecto de las sociedades dominantes y de sus respectivas sociedades dependientes. A efectos de presentación se han agrupado todas las participaciones de radio en Colombia bajo el epígrafe genérico de Grupo Caracol (véase anexo 3).

Promotora de Informaciones, S.A. y Sociedades Dependientes (Grupo PRISA) sigue el criterio de no incluir en el perímetro de consolidación aquellas sociedades que con independencia de su porcentaje no han iniciado sus actividades, dado que su efecto no es significativo.

El 29 de diciembre de 2000 Grupo PRISA adquirió una participación y acudió a una ampliación de capital que le hicieron propietario del 76,95% del holding de prensa Inversiones Grupo Multimedia de Comunicaciones, S.A., en Bolivia. Esta sociedad se ha incorporado al perímetro de consolidación de Grupo PRISA en el ejercicio 2001.

En febrero de 2001 Grupo PRISA tomó una participación del 60% en el capital de la compañía discográfica Ediciones Musicales Horus, S.A.. Asimismo, en marzo de 2001 adquirió el 100% de la editorial brasileña Editora Moderna, Ltda..

En julio de 2001 Promotora de Informaciones, S.A. (PRISA) vendió su participación del 99,99% en el capital de Inicia de Comunicaciones, S.A., compañía proveedora de servicios de acceso a Internet.

Al comparar la información entre los ejercicios 2000 y 2001 deben considerarse estas incorporaciones, cuyo efecto se presenta en las notas de esta memoria separadamente dentro de la columna *"Variación del perímetro de consolidación"*.

El resto de variaciones en el perímetro de consolidación se encuentran recogidas en los Anexos 1, 2 y 3.

(2) BASES DE PRESENTACIÓN DE LAS CUENTAS ANUALES CONSOLIDADAS

a) *Imagen fiel-*

Los cuentas anuales consolidadas adjuntas se han obtenido a partir de las cuentas anuales individuales de Promotora de Informaciones, S.A. y de sus Sociedades Dependientes, y se presentan de acuerdo con el Plan General de Contabilidad y con lo establecido en el Real Decreto 1815/1991, de 20 de diciembre, por el que se aprueban las normas para la formulación de cuentas anuales consolidadas, de forma que muestran la imagen fiel del patrimonio, de la situación financiera y de los resultados de Grupo PRISA.

Las cuentas anuales consolidadas del ejercicio 2001 se someterán a la aprobación por la Junta General Ordinaria de Accionistas, estimándose que serán aprobadas sin modificación alguna.

b) *Comparación de la información*

Las cuentas anuales de los ejercicios precedentes se expresaron en miles de pesetas. Los importes correspondientes a esos ejercicios incluidos en las presentes cuentas anuales se han convertido a miles de euros de acuerdo con lo previsto en la Ley 46/1998, de 17 de diciembre, sobre introducción del euro.

c) *Principios de consolidación*

Los métodos de consolidación aplicados han sido:

Integración global-

Se ha aplicado este método para las sociedades del Grupo, considerando como tales aquéllas en cuyo capital social la participación directa o indirecta de PRISA es igual o superior al 50% y existe mayoría en el Consejo de Administración, ejerciéndose el control de la sociedad.

Integración proporcional-

Se ha aplicado este método para las sociedades Multigrupo, considerando como tales aquéllas en cuyo capital social la participación directa o indirecta de PRISA es del 50% y existen condiciones paritarias en el Consejo de Administración y en la gestión de la sociedad con algún otro socio. No obstante, en el caso de Sistema Radiópolis, S.A. de C.V. y Sociedades Dependientes, todas ellas sociedades Multigrupo, se ha aplicado en el ejercicio 2001 el método de puesta en equivalencia.

Puesta en equivalencia-

Se ha aplicado este método para las sociedades Asociadas, considerando como tales aquéllas en cuyo capital social la participación directa o indirecta de PRISA se encuentra entre un 20% y un 50% o en las que, aun sin alcanzar estos porcentajes de participación, se posee una influencia significativa en la gestión.

Se han eliminado todos los saldos y transacciones significativos entre las sociedades consolidadas.

La participación de terceros en el patrimonio neto y en los resultados de las sociedades del Grupo se presenta bajo los capítulos "*Socios Externos*" y "*Resultados atribuidos a socios externos*" del balance de situación y de la cuenta de pérdidas y ganancias adjuntos.

Las partidas de los balances de situación y las cuentas de pérdidas y ganancias de las sociedades extranjeras incluidas en la consolidación han sido convertidas a euros aplicando el "*método del tipo de cambio de cierre*", aplicando a todos los bienes, derechos y obligaciones el tipo de cambio vigente en la fecha de cierre, y utilizando el tipo de cambio medio para las partidas de las cuentas de pérdidas y ganancias. La diferencia entre el importe de los fondos propios convertidos al tipo de cambio histórico y la situación patrimonial neta que resulta de la conversión del resto de partidas según se ha indicado se incluye en el epígrafe "*Diferencias de conversión*" del balance de situación adjunto.

Como consecuencia de la devaluación sufrida por el peso argentino en enero de 2002, las partidas de los balances de situación de las sociedades argentinas incluidas en la consolidación han sido convertidas a euros aplicando el tipo de cambio de cierre del primer día de cotización del peso en el mercado libre tras el 31 de diciembre de 2001.

Para las sociedades extranjeras que se encuentran afectadas por altas tasas de inflación, las partidas del balance de situación se ajustan por los efectos en los cambios de los precios, siguiendo normativa local, antes de proceder a su conversión a euros. El efecto de la inflación del ejercicio sobre los activos y pasivos monetarios de dichas sociedades se recoge en el epígrafe "*Gastos financieros y asimilados*" de la cuenta de pérdidas y ganancias consolidada adjunta.

Como es práctica habitual, estas cuentas anuales consolidadas no incluyen el efecto fiscal correspondiente a la incorporación en Promotora de Informaciones, S.A. de las reservas acumuladas y beneficios no distribuidos de las restantes sociedades consolidadas, por entenderse que estos saldos se utilizarán como recursos propios por dichas sociedades.

(3) NORMAS DE VALORACIÓN

Las principales normas de valoración utilizadas por Grupo PRISA en la elaboración de las cuentas anuales consolidadas, de acuerdo con las establecidas por el Plan General de Contabilidad, han sido las siguientes:

a) Gastos de establecimiento-

Corresponden fundamentalmente a gastos de ampliación de capital, gastos de lanzamiento de nuevos productos y gastos de puesta en marcha de nuevas actividades de las distintas sociedades del Grupo. Se amortizan linealmente en un plazo de cinco años. El cargo por la amortización del ejercicio 2001 ascendió a 1.571 miles de euros.

b) Inmovilizaciones inmateriales-

Los principales conceptos incluidos en este epígrafe y los criterios de valoración utilizados son los siguientes:

1. Derechos sobre bienes en régimen de arrendamiento financiero. Se contabilizan por el valor al contado del bien, reflejándose en el pasivo la deuda total por las cuotas más la opción de compra. La diferencia entre ambos importes, que representa los gastos financieros de la operación, se contabiliza como *"Gastos a distribuir en varios ejercicios"*, imputándose a resultados siguiendo un criterio financiero. La amortización se efectúa siguiendo idénticos criterios que con elementos de similar naturaleza del inmovilizado material.

2. Prototipos para la edición de libros. En esta cuenta se incluye el coste incurrido en materiales y en trabajos realizados por terceros hasta llegar al soporte físico que permite la reproducción industrial seriada. Los prototipos se amortizan linealmente en tres ejercicios en el caso de libros de texto, atlas, diccionarios y grandes obras, y en dos ejercicios en el resto de ediciones. El coste de los prototipos de los libros que no se espera editar se carga a la cuenta de pérdidas y ganancias en el ejercicio en el que se toma la decisión de no editar.

3. Masters discográficos. Se contabilizan por los costes incurridos en la grabación de discos. Se amortizan linealmente en un periodo de tres años desde la fecha de lanzamiento del disco.

4. Anticipos de derechos de autor. Recogen las cantidades pagadas a cuenta a autores por la adquisición de los derechos de edición. Los anticipos de derechos de autor se cargan a la cuenta de pérdidas y ganancias, de acuerdo con el porcentaje fijado en cada contrato, aplicado sobre el precio de cubierta del libro. Se presentan en el balance de situación por su coste, una vez deducida la parte que se ha llevado a resultados. Dicho coste se revisa cada ejercicio, registrándose, en caso necesario, una provisión en función de las expectativas de venta del título correspondiente.

5. Concesiones administrativas para la explotación de emisoras radiofónicas. Este inmovilizado se amortiza linealmente a razón del 10% anual.

6. Aplicaciones informáticas. Recogen los importes satisfechos en el desarrollo de programas informáticos específicos o los importes incurridos en la adquisición a terceros de la licencia de uso de programas. Se amortizan linealmente en un periodo de entre tres y cinco años.

c) *Inmovilizaciones materiales-*

El inmovilizado material adquirido con anterioridad al 31 de diciembre de 1983 está valorado a precio de coste, actualizado de acuerdo con diversas disposiciones legales. Las adiciones posteriores se han valorado al coste de adquisición, siendo su importe revalorizado conforme al Real Decreto-Ley 7/1996 en el caso de las sociedades Diario El País, S.L., Sociedad Española de Radiodifusión, S.A., Promotora de Informaciones, S.A., Ítaca, S.L., Mateu Cromo Artes Gráficas, S.A. y Macrolibros, S.A..

Los costes de ampliación, modernización o mejoras que representan un aumento de la productividad, capacidad o eficiencia, o un alargamiento de la vida útil de los bienes, se capitalizan como mayor coste de los correspondientes bienes.

Los gastos de conservación y mantenimiento incurridos durante el ejercicio se imputan directamente a la cuenta de pérdidas y ganancias.

El inmovilizado material se amortiza linealmente, repartiendo el coste de los activos entre los años de vida útil estimada, según el siguiente detalle:

	Años de vida útil
Edificios y construcciones	20 - 50
Instalaciones técnicas y maquinaria	5 - 12
Otro inmovilizado	3 - 10

Los importes de la actualización realizada según el Real Decreto-Ley 7/1996 se amortizan en función de los años de vida útil restante al 31 de diciembre de 1996.

d) Inmovilizaciones financieras-

Las inversiones en sociedades asociadas incluidas en el perímetro de consolidación se han valorado por el método de puesta en equivalencia, que consiste en sustituir el valor neto contable por el que la inversión figura en los estados financieros de una sociedad del Grupo, por el importe correspondiente al porcentaje sobre los fondos propios de cada sociedad participada.

Las participaciones en sociedades cotizadas no incluidas en el perímetro de consolidación se valoran al menor importe entre el coste de adquisición o el valor de mercado de las mismas, considerando éste como el menor valor entre la cotización al 31 de diciembre o la media de las cotizaciones del último trimestre del ejercicio.

Las participaciones en sociedades no cotizadas no incluidas en el perímetro de consolidación se valoran al menor importe entre el coste de adquisición o el valor teórico-contable de las mismas, corregido por las plusvalías tácitas existentes a 31 de diciembre de 2001.

e) Acciones de la sociedad dominante-

Las acciones propias se valoran al menor valor entre el coste de adquisición, la cotización del último día del ejercicio, la cotización media del último trimestre o el valor teórico-contable. Por la diferencia entre el coste de adquisición de las acciones propias y el menor de los otros tres valores, y de acuerdo con los criterios marcados por el Instituto de Contabilidad y Auditoría de Cuentas, se constituye una provisión que se presenta en el epígrafe "Acciones propias" del balance de situación adjunto minorando el coste de adquisición.

f) Fondo de comercio de consolidación-

El fondo de comercio de consolidación se origina como consecuencia de la adquisición de participaciones en las sociedades consolidadas.

El fondo de comercio de consolidación se determina por diferencia entre el coste de adquisición y el valor teórico-contable de las participaciones en el momento de su adquisición o a la fecha de primera consolidación.

Dicho fondo de comercio de consolidación se amortiza linealmente en un periodo de cinco a veinte años, de acuerdo con el periodo estimado en el que las sociedades adquiridas contribuirán a la obtención de beneficios. Durante el ejercicio 2001 se ha ampliado el plazo de amortización del fondo de comercio de algunas de las sociedades del Grupo, pasando de cinco o diez años a veinte años, con la finalidad de adaptarlo a la situación derivada del nuevo entorno económico y al periodo estimado de recuperabilidad. El cargo a la cuenta de pérdidas y ganancias del ejercicio 2001 por la amortización del fondo de comercio de consolidación ascendió a 15.157 miles de euros (véase nota 4). En caso de no haberse modificado el periodo de amortización, la dotación a la amortización en la cuenta de resultados del ejercicio 2001 habría ascendido a 25.168 miles de euros.

En el ejercicio 1999, el Grupo procedió a la amortización anticipada de determinados fondos de comercio, principalmente en sociedades latinoamericanas. La amortización acumulada al 31 de diciembre de 2001 excede en 21.430 miles de euros a la que habría sido necesaria si se hubiera amortizado en función del periodo en el que las correspondientes inversiones contribuirán a generar ingresos y se basa en el principio de prudencia valorativa, por cuanto no se espera una evolución negativa de estas inversiones.

g) Existencias-

Las existencias de materias primas y auxiliares y las de productos comerciales o terminados comprados a terceros se valoran a su coste medio de adquisición o a su valor de mercado, si éste fuese menor.

Las existencias de productos en curso y terminados de fabricación propia se valoran a su coste medio de producción o a su valor de mercado, si éste fuera inferior. El coste de producción incluye la imputación del coste de los materiales utilizados, la mano de obra y los gastos directos e indirectos de fabricación tanto propios como de terceros.

La valoración de los productos obsoletos, defectuosos o de lento movimiento se reduce a su posible valor de realización.

h) Créditos no comerciales-

Los créditos no comerciales a corto plazo se valoran por el importe entregado, incorporando los intereses devengados y pendientes de cobro al cierre del ejercicio.

i) Inversiones financieras temporales-

Los depósitos a plazo fijo con vencimiento a corto plazo se valoran por su coste de adquisición más los intereses devengados pendientes de cobro a la fecha de cierre de los estados financieros consolidados adjuntos.

Las inversiones realizadas en Fondos de Inversión Mobiliaria y SIMCAV se valoran por su coste de adquisición, corregido mediante la correspondiente provisión. La dotación a la provisión imputada al epígrafe *"Variación de provisiones de inversiones financieras temporales"* dentro de la cuenta de pérdidas y ganancias del ejercicio 2001 ascendió a 1.280 miles de euros.

j) Provisiones para riesgos y gastos-

La provisión para impuestos corresponde al importe estimado de deudas tributarias cuyo pago no está aún determinado en cuanto a su importe exacto o es incierto en cuanto a la fecha en que se producirá, dependiendo del cumplimiento de determinadas condiciones.

Su dotación se efectúa en el momento en el que el Grupo tiene conocimiento del nacimiento de la obligación que la hace necesaria, con cargo al epígrafe *"Gastos extraordinarios"* de la cuenta de pérdidas y ganancias adjunta (véase Nota 15).

La provisión para responsabilidades recoge el importe estimado para hacer frente a posibles reclamaciones derivadas de las obligaciones asumidas por las sociedades consolidadas en el desarrollo de sus operaciones comerciales y al importe estimado de indemnizaciones a los trabajadores con los que se estima rescindir sus relaciones laborales.

Asimismo, incluye el importe estimado por la sociedad dependiente Mateu Cromo Artes Gráficas, S.A. en relación con la obligación contraída en el convenio colectivo con el personal que alcance determinada edad o antigüedad. Dicho compromiso supone el pago de una retribución única en concepto de premio.

Estas provisiones se dotan con cargo a la cuenta de pérdidas y ganancias en el epígrafe *"Gastos extraordinarios"*.

*k) **Provisiones para operaciones de tráfico-***

El saldo de este epígrafe corresponde al importe estimado por Grupo Santillana de Ediciones, S.A. y por Gran Vía Musical de Ediciones, S.L. de las devoluciones de ventas realizadas que se reciben con posterioridad al cierre del ejercicio. Dicha estimación se efectúa teniendo en cuenta el valor de realización de las existencias devueltas.

*l) **Impuesto sobre beneficios-***

El gasto por Impuesto sobre Sociedades del ejercicio se calcula en función del resultado económico antes de impuestos, obtenido de las respectivas cuentas anuales de las sociedades del Grupo, aumentado o disminuido, según corresponda, por las diferencias permanentes con el resultado fiscal, entendiendo éste como la base imponible del citado impuesto y minorado por las bonificaciones y deducciones en la cuota.

Las diferencias temporales surgidas por la reinversión de beneficios por enajenación de inmovilizado y por los contratos de arrendamiento financiero se contabilizan como impuesto diferido dentro del epígrafe *"Administraciones Públicas"* del pasivo del balance de situación adjunto, clasificándose a largo o a corto plazo en función de su vencimiento esperado.

El Grupo Promotora de Informaciones, S.A. y Sociedades Dependientes se encuentra acogido al régimen de tributación de grupos de sociedades, de acuerdo con la Ley 43/1995, de 27 de diciembre, siendo Promotora de Informaciones, S.A. la Sociedad dominante del Grupo.

m) Transacciones en moneda extranjera-

Los elementos patrimoniales cuyo precio de adquisición estaba expresado en moneda extranjera se contabilizan en euros mediante conversión de los importes en moneda extranjera al tipo de cambio vigente en la fecha en que se produjo cada adquisición o en la fecha en que los bienes se incorporaron al patrimonio.

La conversión a euros de la moneda extranjera y de los créditos y deudas expresados en moneda extranjera se realiza aplicando el tipo de cambio vigente a la fecha de efectuar la correspondiente operación. Las diferencias de cambio que se producen en relación con dicha valoración se imputan al resultado del ejercicio.

Al cierre del ejercicio, la moneda extranjera y los créditos y deudas expresados en moneda extranjera se convierten al tipo de cambio a dicha fecha, llevándose a resultados las diferencias negativas existentes. Las diferencias de cambio positivas, en el caso de que no se compensen con las negativas de ejercicios anteriores, derivadas de los mismos saldos, se recogen en el balance de situación en el epígrafe *"Ingresos a distribuir en varios ejercicios"*. Las diferencias positivas diferidas en ejercicios anteriores se imputan a resultados en el ejercicio en que vencen los correspondientes créditos y deudas.

n) Ingresos y gastos-

Los ingresos y gastos se imputan en función del criterio del devengo con independencia del momento en que se produce la corriente monetaria o financiera derivada de ellos.

No obstante, y siguiendo un criterio de prudencia, las sociedades consolidadas únicamente contabilizan los beneficios realizados a la fecha de cierre del ejercicio, en tanto que los riesgos y las pérdidas previsibles, aun siendo eventuales, se contabilizan tan pronto son conocidos.

(4) FONDO DE COMERCIO DE CONSOLIDACIÓN

La variación del importe correspondiente a los fondos de comercio de consolidación durante el ejercicio 2001, así como su detalle por sociedad, se presenta a continuación:

	Miles de Euros			
	Saldo al 31-12-2000	Adiciones	Dotaciones	Saldo al 31-12-2001
Fondos de comercio de consolidación por integración global:				
Editora Moderna, Ltda.	-	71.254	(3.563)	67.691
Gerencia de Medios, S.A.	40.307	-	(2.121)	38.186
Grupo Latino de Radiodifusión, S.L.	11.796	-	(605)	11.191
Espacio Editorial Andaluza Holding, S.L.	10.891	-	(573)	10.318
Diario AS, S.L.	1.845	-	(1.845)	-
Inversiones Grupo Multimedia Comunicaciones, S.A.	-	6.623	(331)	6.292
Ediciones Musicales Horus, S.A.	-	6.025	(225)	5.800
Otros	7.585	8.381	(916)	15.050
Total fondos de comercio de consolidación por integración global	**72.424**	**92.283**	**(10.179)**	**154.528**
Fondos de comercio de consolidación por puesta en equivalencia:				
Sogecable, S.A.	81.437	-	(4.249)	77.188
Sistema Radiópolis, S.A. de C.V.	-	50.447	(420)	50.027
Otros	1.209	5.392	(309)	6.292
Total fondos de comercio de consolidación por puesta en equivalencia	**82.646**	**55.839**	**(4.978)**	**133.507**
Total fondos de comercio de consolidación	**155.070**	**148.122**	**(15.157)**	**288.035**

El fondo de comercio de Editora Moderna, Ltda.. se origina por la adquisición del 100% de la sociedad en marzo de 2001.

El correspondiente a Inversiones Grupo Multimedia de Comunicaciones, S.A. se origina por la incorporación al perímetro de consolidación de la participación en un 76,95% en el capital de dicho holding de prensa boliviano.

El fondo de comercio de Ediciones Musicales Horus, S.A. resulta de la adquisición del 60% de la sociedad en febrero de 2001.

Por último, la adquisición del 50% de la operadora de radio mexicana Sistema Radiópolis, S.A. de C.V. en octubre de 2001 da lugar al fondo de comercio detallado anteriormente.

(5) INMOVILIZACIONES INMATERIALES

El resumen de las transacciones registradas durante el ejercicio 2001 en las diferentes cuentas de inmovilizado inmaterial del balance de situación adjunto y de sus correspondientes amortizaciones acumuladas es el siguiente:

	Miles de Euros						
	Saldo al 31-12-2000	Ajuste conversión	Variación perímetro	Adiciones	Retiros	Traspasos	Saldo al 31-12-2001
Coste:							
Derechos sobre bienes en régimen de arrendamiento financiero	42.123	4	150	14.671	(26)	(678)	56.244
Aplicaciones informáticas	23.179	683	(1.026)	7.646	(1.624)	63	28.921
Prototipos y masters	65.485	(6.282)	5.838	29.636	(16.143)	-	78.534
Anticipos de derechos de autor	10.443	(394)	5	8.246	(6.049)	-	12.251
Otro inmovilizado inmaterial	12.650	(993)	380	14.283	(3.694)	-	22.626
Total coste	**153.880**	**(6.982)**	**5.347**	**74.482**	**(27.536)**	**(615)**	**198.576**
Amortización Acumulada:							
Derechos sobre bienes en régimen de arrendamiento financiero	(6.997)	(2)	(43)	(3.174)	21	303	(9.892)
Aplicaciones informáticas	(13.238)	(55)	6	(5.498)	1.216	-	(17.569)
Prototipos y masters	(43.143)	2.379	(3.766)	(17.261)	14.182	(259)	(47.868)
Otro inmovilizado inmaterial	(4.322)	92	(648)	(1.455)	42	258	(6.033)
Total amortización acumulada	**(67.700)**	**2.414**	**(4.451)**	**(27.388)**	**15.461**	**302**	**(81.362)**
Provisión por depreciación	**(2.727)**	**(392)**	**-**	**(1.947)**	**328**	**-**	**(4.738)**
Inmovilizado Inmaterial Neto	**83.453**	**(4.960)**	**896**	**45.147**	**(11.747)**	**(313)**	**112.476**

Las variaciones del perímetro de consolidación son motivadas por las sociedades que se detallan en la Nota 1.

Las adiciones de "Derechos sobre bienes en régimen de arrendamiento financiero" corresponden, básicamente, a un edificio de Prisa División Inmobiliaria, S.L. y a maquinaria de Mateu Cromo Artes Gráficas, S.A..

Las adiciones de prototipos corresponden principalmente a Grupo Santillana de Ediciones, S.A..

Los retiros recogen básicamente bajas de prototipos de Grupo Santillana de Ediciones, S.A., cuya explotación comercial se considera finalizada y que se encontraban totalmente amortizados.

Los bienes en régimen de arrendamiento financiero al 31 de diciembre de 2001 son los siguientes:

			Miles de Euros				
				Cuotas satisfechas			Valor de
	Años de contrato	*Años transcurridos*	*Coste del bien*	*en años anteriores*	*en el ejercicio*	*Cuotas pendientes*	*opción de compra*
Coste:							
Construcciones	10	1-7	10.802	3.447	470	9.922	611
Instalaciones técnicas y maquinaria	4-5	1-4	44.688	13.005	9.665	26.613	835
Otro inmovilizado	2-7	1-6	754	511	457	88	13
Total			56.244	16.963	10.592	36.623	1.459

(6) INMOVILIZACIONES MATERIALES

El resumen de transacciones registradas durante el ejercicio 2001 en las diferentes cuentas del inmovilizado material y de sus correspondientes amortizaciones acumuladas es el siguiente:

	Miles de Euros						
	Saldo al 31-12-2000	Ajuste conversión	Variación perímetro	Adiciones	Retiros	Traspasos	Saldo al 31-12-2001
Coste:							
Terrenos y construcciones	137.837	1.835	10.915	7.396	(8.189)	14.091	163.885
Instalaciones técnicas y maquinaria	232.142	(135)	11.379	24.546	(29.751)	18.098	256.279
Otro inmovilizado	90.330	(295)	2.815	16.347	(8.414)	(1.518)	99.265
Inmovilizado en curso	50.833	(125)	824	30.783	(3.154)	(30.056)	49.105
Total coste	**511.142**	**1.280**	**25.933**	**79.072**	**(49.508)**	**615**	**568.534**
Amortización acumulada:							
Construcciones	(36.853)	(723)	(1.517)	(4.876)	929	(360)	(43.401)
Instalaciones técnicas y maquinaria	(148.737)	196	(2.093)	(15.321)	20.355	(1.390)	(146.990)
Otro inmovilizado	(59.733)	64	(2.061)	(10.565)	6.147	1.449	(65.239)
Total amortización acumulada	**(245.323)**	**(463)**	**(6.212)**	**(30.763)**	**27.432**	**(302)**	**(255.631)**
Provisiones	**(409)**	-	-	**(1.364)**	**486**	-	**(1.287)**
Inmovilizado Material Neto	**265.410**	**817**	**19.721**	**46.945**	**(21.590)**	**313**	**311.616**

Las adiciones en las cuentas *"Instalaciones técnicas y maquinaria"* y *"Otro inmovilizado"* recogen las diferentes inversiones llevadas a cabo por las sociedades de Grupo PRISA para mejorar sus instalaciones y equipos, con el fin de optimizar su actividad.

Las adiciones a la cuenta *"Inmovilizado en curso"* corresponden, básicamente, a las obras que se están llevando a cabo en el edificio en el que desarrolla su actividad Diario El País, S.L., así como a obras de ampliación de las instalaciones productivas de las imprentas del Grupo.

Los retiros de la cuenta *"Instalaciones técnicas y maquinaria"* corresponden, en su mayor parte, a la venta en firme de centros emisores de radio a la sociedad Net Radio Medialatina, S.A.U.. El precio total de venta ha sido de 30.106 miles de euros, el coste de los elementos dados de baja 16.082 miles de euros y su amortización acumulada de 11.557 miles de euros. El beneficio generado por la operación ha sido de 25.581 miles de euros y se registra en la cuenta "Beneficios procedentes del inmovilizado" de la cuenta de pérdidas y ganancias al 31 de diciembre de 2001 adjunta. Las plusvalías obtenidas en la operación de venta se han acogido a diversos incentivos fiscales previstos en la legislación relativa al Impuesto sobre Sociedades (véase Nota 14).

En el acuerdo de compraventa se incluyeron únicamente los elementos que componían los centros emisores (casetas, torres, antenas, emisores, equipos auxiliares,...) y la cesión de uso en exclusiva de los terrenos por un periodo de 20 años. Adicionalmente, se ha contratado con Net Radio Medialatina, S.A.U., con carácter exclusivo hasta el 2010, los servicios de transporte y difusión de señales correspondientes a los centros emisores vendidos.

En el ejercicio 1996, y conforme a las normas de actualización de balances, se incrementó el saldo de los distintos epígrafes del inmovilizado material. El detalle consolidado de la revalorización es el siguiente:

	Miles de Euros
Terrenos y construcciones	12.211
Instalaciones técnicas y maquinaria	6.643
Otro inmovilizado material	774
Total	**19.628**

La dotación correspondiente a los elementos revalorizados para el ejercicio 2001, de acuerdo con el Real Decreto 7/1996, de 7 de junio, ha sido de 709 miles de euros.

La política de las sociedades del Grupo es formalizar pólizas de seguro para cubrir los posibles riesgos a que están sujetos los diversos elementos de su inmovilizado material. Al 31 de diciembre de 2001 las pólizas contratatadas tenían suficientemente cubierto el inmovilizado material.

(7) INMOVILIZACIONES FINANCIERAS E INVERSIONES FINANCIERAS TEMPORALES

a) Participaciones en sociedades puestas en equivalencia-

El movimiento producido en este epígrafe durante el ejercicio 2001 es el siguiente:

	Miles de Euros				
	Saldo al 31-12-2000	Altas	Bajas	Participación en resultados	Saldo al 31-12-2001
Antena 3 de Radio, S.A.	11.528	-	(7.674)	12.759	16.613
Field Mateu, S.L.	3.860	-	-	120	3.980
Grupo Caracol	5.842	1.530	(2)	(3.222)	4.148
Grupo Latino de Radiodifusión, S.L. (filiales participadas)	(826)	460	-	(556)	(922)
Inversiones en Radiodifusión, S.A.	-	1.469	-	(595)	874
Inversiones Godó, S.A.	553	-	(8)	16	561
Novotécnica, S.A.	1.460	10	(19)	293	1.744
Onda Musical, S.A.	1.580	-	(613)	703	1.670
Productora Canaria de Televisión, S.A.	1.740	-	-	(508)	1.232
Sistema Radiópolis, S.A. de C.V.	-	19.167	-	(585)	18.582
Sogecable, S.A.	72.961	-	-	626	73.587
Otras	2.813	2.130	(2.311)	301	2.933
Total	**101.511**	**24.766**	**(10.627)**	**9.352**	**125.002**
Desembolsos pendientes:					
Productora Canaria de Televisión, S.A.	(1.082)	-	1.082	-	-
Sistema Radiópolis, S.A. de C.V.	-	(11.242)	-	-	(11.242)
Otros	-	(14)	-	-	(14)
Total participación en sociedades puestas en equivalencia	**100.429**	**13.510**	**(9.545)**	**9.352**	**113.746**

Las altas corresponden básicamente a adquisición de participaciones y constitución de sociedades. En particular, la adición de Sistema Radiópolis, S.A. de C.V. corresponde al valor teórico-contable del 50% de la participación adquirida en dicha sociedad.

Las bajas corresponden a dividendos pagados por las sociedades, cambios de método de consolidación y ventas de participaciones.

b) Cartera de valores a largo plazo-

Este epígrafe recoge la participación en el capital social de las sociedades que han quedado fuera del perímetro de consolidación, cotizadas y no cotizadas, al 31 de diciembre de 2001, cuyo detalle a la fecha mencionada es el siguiente:

	Miles de Euros				
	Saldo al 31-12-2000	Altas	Bajas y Traspasos	Saldo al 31-12-2001	Participación 31-12-2001
Iberbanda, S.A.	13.004	18.441	-	31.445	18,67%
Avanzit, S.A.	14.279	-	-	14.279	2,38%
Inversiones Grupo Multimedia de Comunicaciones, S.A. (Bolivia)	7.765	-	(7.765)	-	76,95%
Eurohueco, S.A.	3.318	-	-	3.318	10,00%
Inversiones en Radiodifusión, S.A. (Bolivia)	3.225	-	(3.225)	-	25,00%
Media Cloud, Inc. (EE.UU.)	3.214	-	-	3.214	20,00%
Readleaf, Inc. (EE.UU.)	2.244	-	-	2.244	0,90%
Muxxic Latina, LLC (EE.UU.)	2.140	-	(2.140)	-	75,00%
Unión de Televisiones Gallegas, S.A.	1.803	-	(1.803)	-	25,00%
Central Aragonesa de Producción de Medios, S.A.	1.064	-	-	1.064	15,00%
Le Monde Europe, S.A.	1.006	-	-	1.006	27,50%
Canal Bilbao, S.A.	751	-	(751)	-	30,00%
Televisión, Medios y Publicidad, S.L.	-	703	-	703	54,40%
Otras participaciones	1.752	1.655	(742)	2.665	-
Anticipos y compromisos	1.157	1.546	(127)	2.576	-
Total	56.722	22.345	(16.553)	62.514	

La inversión realizada en Iberbanda, S.A. (antes Firstmark Comunicaciones España, S.A.) corresponde a aportaciones suscritas por Promotora de Informaciones, S.A. en las ampliaciones de capital acordadas por la sociedad durante el ejercicio 2001.

Con objeto de la adjudicación por el Consejo de Ministros de la licencia de emisión en LMDS a Iberbanda, S.A., Promotora de Informaciones, S.A. procedió a prestar aval por el total de la inversión comprometida por dicha sociedad, en función de su participación accionarial, y en las condiciones establecidas en dicha adjudicación. El importe avalado a 31 de diciembre de 2001 ascendía a 20.020 miles de euros.

Las participaciones en Inversiones Grupo Multimedia de Comunicaciones, S.A. y en Muxxic Latina, LLC han salido de la cartera de valores a largo plazo durante el ejercicio 2001 por haberse incorporado al perímetro de consolidación. Asimismo, las participaciones en Inversiones en Radiodifusión, S.A., Unión de Televisiones Gallegas, S.A. y Canal Bilbao, S.A. han pasado a valorarse por puesta en equivalencia.

Las variaciones en las provisiones por depreciación de valores durante el ejercicio 2001 han sido las siguientes:

	Miles de Euros			
	Saldo al 31-12-2000	Altas	Bajas	Saldo al 31-12-2001
Iberbanda, S.A.	2.531	7.020	-	9.551
Avanzit, S.A.	3.254	4.313	-	7.567
Redleaf, Inc. (EE.UU.)	-	674	-	674
Otros	813	274	(163)	924
Total	**6.598**	**12.281**	**(163)**	**18.716**

c) *Otro inmovilizado financiero-*

Corresponden a créditos entregados a empresas que no forman parte del grupo de consolidación, remunerados a tipos de interés referenciados al Euribor, así como a fianzas prestadas por arrendamientos y prestación de servicios.

d) *Inversiones financieras temporales-*

Al 31 de diciembre de 2001 este epígrafe recoge la liquidez del Grupo, de la cual 25.680 miles de euros se encuentran invertidos en Fondos de Inversión Mobiliaria (FIM) y SIMCAV y 40.320 miles de euros están invertidos en depósitos a corto plazo y en diversos activos de renta fija con pacto de recompra, a plazos que no exceden el mes de vencimiento.

Las plusvalías de los Fondos de Inversión Mobiliaria no materializadas, obtenidas de los respectivos valores liquidativos, ascendían al 31 de diciembre de 2001 a 71 miles de euros. Durante el ejercicio 2001 se ha procedido a la enajenación de diversos fondos que han generado unas plusvalías de 4.056 miles de euros, las cuales se han contabilizado en el epígrafe "Otros ingresos financieros" dentro de la cuenta de pérdidas y ganancias.

(8) ACCIONES DE LA SOCIEDAD DOMINANTE

Promotora de Informaciones, S.A. mantiene a 31 de diciembre de 2001 un total de 10.940.625 acciones de la propia Sociedad en autocartera. El coste total de las mismas asciende a 28.878 miles de euros, con un coste unitario de 2,64 euros, lo que representa un 5% del capital social.

El objetivo de esta autocartera es el servir de contrapartida a los planes de opciones sobre acciones de la Sociedad y para la eventual realización de alianzas o adquisiciones.

El resumen de las transacciones realizadas durante el ejercicio es el siguiente:

	Número de acciones	Coste efectivo (Miles de Euros)	% de capital social
Acciones en autocartera a 31-12-2000	**9.000.000**	**8.782**	**4,11%**
Compras	1.940.625	20.096	0,89%
Acciones en autocartera a 31-12-2001	**10.940.625**	**28.878**	**5,00%**

En el ejercicio 2001 se ha dotado una provisión para acciones propias por un importe de 4.160 miles de euros, con cargo a reservas voluntarias.

(9) FONDOS PROPIOS

El resumen de movimientos registrados en los distintos epígrafes de fondos propios del balance de situación consolidado durante el ejercicio 2001 figura en el *Anexo 4*.

a) Capital social-

El capital social de Promotora de Informaciones, S.A. al 31 de diciembre de 2001 queda representado por 218.812.500 acciones de 0,1 euros de valor nominal cada una.

Al 31 de diciembre de 2001 los únicos accionistas de la Sociedad dominante con una participación igual o superior al 10% de su capital eran Promotora de Publicaciones, S.L. con el 44,535% y Timón, S.A. con el 19,830%.

b) Reservas-

Prima de emisión-

El Texto Refundido de la Ley de Sociedades Anónimas permite expresamente la utilización del saldo de la prima de emisión para ampliar capital con cargo a

reservas y no establece restricción específica alguna en cuanto a la disponibilidad de dicho saldo.

Reserva legal-

De acuerdo con el Texto Refundido de la Ley de Sociedades Anónimas, debe destinarse una cifra igual al 10 % del beneficio del ejercicio a la reserva legal hasta que alcance, al menos, el 20 % del capital social.

La reserva legal podrá utilizarse para aumentar el capital en la parte de su saldo que exceda del 10% del capital ya aumentado.

Salvo para la finalidad mencionada anteriormente, y mientras no supere el 20% del capital social, esta reserva sólo podrá destinarse a la compensación de pérdidas y siempre que no existan otras reservas disponibles suficientes para este fin.

Reserva de revalorización 1983-

Como consecuencia de las disposiciones sobre actualización de los valores del inmovilizado material e inmaterial, publicada en 1983, el coste y la amortización del inmovilizado se incrementaron en un importe neto de 3.289 miles de pesetas, que se encuentra recogido en la cuenta de *"Reservas de revalorización 1983"*.

Reservas de revalorización Real Decreto-Ley 7/1996-

El Real Decreto 2607/1996, de 20 de diciembre, por el que se aprueban las normas para la actualización de balances regulada en el Real Decreto-Ley 7/1996, de 7 de junio, establece que el importe de las revalorizaciones contables que resulten de las operaciones de actualización se cargará a la cuenta *"Reserva de revalorización Real Decreto-Ley 7/1996"*.

El saldo de esta cuenta, que al 31 de diciembre de 2001 asciende a 10.650 miles de pesetas, tiene carácter indisponible durante diez años.

La Administración Tributaria procedió a la revisión del saldo de esta cuenta durante el ejercicio 1999 incrementando el mismo en 92 miles de euros. Promotora de Informaciones, S.A. procederá, en su caso, a practicar la anotación contable de la diferencia, una vez resueltas con carácter firme las impugnaciones de las rectificaciones realizadas por la Inspección.

Reservas estatutarias-

El artículo 32 de los Estatutos Sociales de la Sociedad dominante establece que anualmente se constituirá una reserva, detrayendo como mínimo un 10% de los beneficios después de deducir los impuestos hasta que el saldo de dicha reserva alcance como mínimo el 20% y como máximo el 50% del capital social desembolsado.

Reserva para acciones propias-

El Artículo 79 del Texto Refundido de la Ley de Sociedades Anónimas establece que cuando una sociedad hubiera adquirido acciones propias establecerá en el pasivo del balance de situación una reserva indisponible equivalente al importe de las acciones propias computado en el activo. Esta reserva deberá mantenerse en tanto las acciones no sean enajenadas o amortizadas.

Reservas de consolidación y de sociedades puestas en equivalencia-

El desglose por sociedades del epígrafe "*Reservas de consolidación*" incluido en el capítulo de "*Fondos Propios*" del balance de situación al 31 de diciembre de 2001 adjunto es el siguiente:

	Miles de Euros
Diario El País, S.L.	50.358
Distribuciones Aliadas, S.A.	4.430
Ediciones Bidasoa, S.A.	3.061
El Correo de Andalucía, S.L.	(1.495)
Espacio Editorial Andaluza Holding, S.L.	1.138
Gerencia de Medios, S.A.	4.613
Gran Vía Musical de Ediciones, S.L.	(6.009)
Grupo Empresarial de Medios Impresos, S.L.	8.326
Grupo Latino de Radiodifusión, S.L.	1.639
Grupo Santillana de Ediciones, S.A.	30.049
Inversiones Grupo Multimedia de Comunicaciones, S.A.	1.024
Mateu Cromo Artes Gráficas, S.A.	2.494
Norprensa, S.A.	1.904
Paltrieva, S.A.	(1.189)
Promotora de Emisoras, S.L.	(5.831)
Promotora de Informaciones, S.A.	(32.810)
Promotora General de Revistas, S.A.	1.357
Redprensa, S.A.	1.011
Sociedad Española de Radiodifusión, S.A.	33.845
S.S.R. Unión Radio, S.L.	1.368
Otras	(3.496)
Total reservas de consolidación	**95.787**

Las dotaciones realizadas a la amortización de los fondos de comercio de consolidación se asignan a la sociedad que adquirió la participación.

El efecto de la revalorización contable, en las reservas de consolidación, realizado al amparo del Real Decreto Ley 7/96, se cuantifica por sociedad y asciende al 31 de diciembre de 2001 a:

	Miles de Euros
Diario El País, S.L.	5.184
Sociedad Española de Radiodifusión, S.A.	2.533
Mateu Cromo Artes Gráficas, S.A.	1.876
Ítaca, S.L.	717
Macrolibros, S.A.	470

El desglose por sociedades del epígrafe "*Reservas de sociedades puestas en equivalencia*" al 31 de diciembre de 2001 es el siguiente:

	Miles de Euros
Field Mateu, S.L.	1.539
Grupo Caracol	1.833
Inversiones Godó, S.A.	(2.135)
Sogecable, S.A.	1.914
Otras	(194)
Total	**2.957**

La propuesta de distribución del resultado del ejercicio 2001 de la sociedad dominante, formulada por sus Administradores, es la siguiente:

	Miles de Euros
Base de reparto	
- Beneficio del ejercicio	62.384
Distribución	
- A Dividendos	18.708
- A Retribución de los Consejeros	1.442
- A Reservas Voluntarias	42.234

(10) SOCIOS EXTERNOS

El movimiento registrado durante el ejercicio 2001 en esta cuenta del balance de situación consolidado adjunto es el siguiente:

	Miles de Euros
Saldo al 31 de diciembre de 2000	**23.424**
Dividendos pagados durante el ejercicio	(2.737)
Participación de socios externos en resultados del ejercicio	1.248
Por incorporaciones al perímetro de consolidación	2.367
Otros	2.917
Saldo al 31 de diciembre de 2001	**27.219**

El saldo al 31 de diciembre de 2001 se desglosa por sociedades de la siguiente forma:

	Miles de Euros
Diario As, S.L.	883
Gran Vía Musical de Ediciones, S.L.	2.383
Grupo Latino de Radiodifusión, S.L.	10.384
Grupo Santillana de Ediciones, S.A.	934
Paltrieva, S.A.	5.845
Productora Extremeña de Televisión, S.A.	963
Sociedad Española de Radiodifusión, S.A.	2.274
S.S.R. Unión Radio, S.L.	879
Otros	2.674
Total	**27.219**

(11) PROVISIONES PARA RIESGOS Y GASTOS

El detalle de las variaciones durante el ejercicio 2001 en las diferentes cuentas de "*Provisiones para riesgos y gastos*"es el siguiente:

	Miles de Euros				
	Saldo al 31-12-2000	Variación perímetro	Dotaciones	Aplicaciones	Saldo al 31-12-2001
Para impuestos	18.959	(31)	24	(64)	18.888
Para responsabilidades	2.604	186	1.602	(1.636)	2.756
Para premios y similares	2.132	328	413	(238)	2.635
Otras	177	530	2	(343)	366
Total	**23.872**	**1.013**	**2.041**	**(2.281)**	**24.645**

La provisión para impuestos se corresponde con el importe estimado de deudas tributarias derivadas de la inspección realizada a diversas sociedades del Grupo (véase Nota 14).

(12) ACREEDORES A LARGO PLAZO

La composición del epígrafe "*Acreedores a largo plazo*" del balance de situación al 31 de diciembre de 2001 adjunto es la siguiente, desglosada por vencimientos:

	Vencimientos	Miles de Euros
Acreedores a largo plazo por leasing		
	2003	1.313
	2004	1.585
	2005	858
	2006	4.063
	A más de cinco años	18.973
Total		**26.792**
Entidades de crédito		
	2003	161.181
	2004	83.383
	2005	34.194
	2006	23.801
	A más de cinco años	2.754
Total		**305.313**
Administraciones Públicas (Nota 14)		7.806
Otras deudas a largo plazo		559
Total acreedores a largo plazo		**340.470**

Las deudas con entidades de crédito al 31 de diciembre de 2001 corresponden a pólizas de crédito dispuestas por un total de 134.075 miles de euros, sobre un límite de 140.091 miles de euros, así como a préstamos por importe de 171.238 miles de euros. Están remuneradas a tipos de interés referenciados al Libor o al Euribor.

(13) OTRAS DEUDAS NO COMERCIALES A CORTO PLAZO

La composición del epígrafe "*Otras deudas no comerciales*" del balance de situación al 31 de diciembre de 2001 adjunto incluye las siguientes partidas:

	Miles de Euros
Deudas con entidades de crédito-	
Préstamos	52.323
Pólizas de crédito	56.377
Descuento de efectos	14.527
Arrendamiento financiero	11.290
	134.517
Otras deudas a corto plazo	92.355
Total	**226.872**

El límite total disponible de las pólizas de crédito al 31 de diciembre de 2001 asciende a 128.939 miles de euros, y devengan un tipo de interés, al igual que los préstamos, fijo o referenciado, por lo general, al Euribor.

Al 31 de diciembre de 2001, la cuenta "*Otras deudas a corto plazo*" recoge básicamente remuneraciones pendientes de pago. También incluye la parte del precio de compra de la participación en Sistema Radiópolis, S.A. de C.V., por un importe de 39.347 miles de euros, que tendrá que ser satisfecho por la sociedad dominante en julio de 2002, así como el desembolso pendiente de una ampliación de capital suscrita por Promotora de Informaciones, S.A. en Sistema Radiópolis, S.A. de C.V., por un importe de 11.242 miles de euros.

(14) SITUACIÓN FISCAL

a) Conciliación entre el resultado contable y la base imponible-

En España es de aplicación el régimen de tributación consolidado para diversas sociedades del Grupo. A 31 de diciembre de 2001 existen dos grupos de consolidación fiscal, formados por las siguientes sociedades:

1. Grupo de Promotora de Informaciones, S.A.

- Promotora de Informaciones, S.A.
- Agencia Informativa de Noticias Económicas, S.L.
- Algarra, S.A.
- Avante Radio, S.A.
- Canal de Editoriales, S.A.
- Catalunya Press, S.L.
- Compañía Aragonesa de Radiodifusión, S.A.
- Compañía Discográfica Muxxic Records, S.A.
- Comunicaciones Radiofónicas, S.A.
- Diario El País, S.L.
- Diario El País Internacional, S.A.
- Distribuciones Aliadas, S.A.

- Ediciones Bidasoa, S.A.
- Ediciones Grazalema, S.A.
- Ediciones La Mirada, S.A.
- Edicions Obradoiro, S.A.
- Edicions Voramar, S.A.
- Estructura, Grupo de Estudios Económicos, S.A.
- Gerencia de Medios, S.A.
- Gran Vía Musical de Ediciones, S.L.
- Grup Promotor d´Ensenyament i Difusió en Catalá, S.A.
- Grupo Empresarial de Medios Impresos, S.L.
- Grupo Santillana de Ediciones, S.A.
- Iniciativas Radiofónicas, S.A.
- Ítaca, S.L.
- Localia Televisión Madrid, S.A.
- Macrolibros, S.A.
- Mateu Cromo Artes Gráficas, S.A.
- Mateu Liber, S.L.
- Mateu Press, S.A.
- Media Festivals, S.A.
- N. Editorial, S.A.
- Norprensa, S.A.
- Nova Ediciones Musicales, S.A.
- Ocio Media Producciones, S.A.
- Oficina del Autor, S.A.
- Ondas, S.A.
- Plural Entertainment España, S.L.
- Prisa División Inmobiliaria, S.L.
- Prisa División Internacional, S.L.
- Prisacom, S.A.
- Prisaprint, S.L.
- Productora de Televisión de Córdoba, S.A.
- Promoción de Actividades Audiovisuales en Canarias, S.A.
- Promotora de Emisoras, S.L.
- Promotora de Emisoras de Televisión, S.A.
- Promotora General de Revistas, S.A.
- Radiodifusión Tenerife, S.A.
- Radio Club Canarias, S.A.
- Radio España de Barcelona, S.A.
- Radio Zaragoza, S.A.
- Redprensa, S.A.
- Santillana Canarias, S.A.
- Santillana Ediciones Generales, S.L.
- Santillana Educación, S.L.
- Sociedad Española de Radiodifusión, S.A.
- Zubia Editoriala, S.A.

2. Grupo de Espacio Editorial Andaluza Holding, S.L.

- Espacio Editorial Andaluza Holding, S.L.
- Eje de la Comunicación Andaluza, S.A.
- El Correo de Andalucía, S.L.
- Gestora Andaluza de Medios, S.L.
- Odiel Press, S.L.

Lanza, S.A. de C.V. (México) constituye junto con sus sociedades dependientes su propio grupo de consolidación fiscal.

El Impuesto sobre Sociedades consolidado se calcula en función del resultado contable, obtenido por la aplicación de principios de contabilidad generalmente aceptados, que no necesariamente ha de coincidir con el resultado fiscal, entendido éste como la base imponible del impuesto.

El gasto por Impuesto sobre Sociedades se ha determinado por agregación entre los distintos grupos de consolidación a efectos fiscales y el resto de sociedades del grupo que no forman parte de éstos.

El siguiente cuadro muestra la agregación de las conciliaciones entre el resultado contable y la base imponible del Impuesto sobre Sociedades correspondiente al ejercicio 2001 de los distintos grupos de consolidación fiscal en España y del resto de sociedades que no forman parte de éstos:

	Miles de Euros
Beneficio atribuido a la sociedad dominante	76.677
Diferencias permanentes:	
- Resultado atribuido a socios externos	1.248
- Impuesto sobre Sociedades	856
- Del proceso de consolidación-	
- Resultados de sociedades puestas en equivalencia	(9.352)
- Amortización del fondo de comercio de Consolidación.	14.037
- Dotación de provisión para riesgos y gastos	2.041
- Otros ajustes	719
Base imponible previa	**86.226**
Diferencias temporales	75.951
Base imponible fiscal	**162.177**

La legislación en vigor relativa al Impuesto sobre Sociedades en España establece diversos incentivos fiscales con objeto de fomentar nuevas inversiones. Las sociedades consolidadas se han acogido a los beneficios fiscales previstos en la citada legislación, pudiendo deducir de la cuota del Impuesto sobre Sociedades en 2001 la cantidad de 24.720 miles de euros.

Igualmente las sociedades consolidadas han practicado la deducción por doble imposición de dividendos por importe de 4.617 miles de euros.

En los ejercicios 1996, 1997, 1998 y 1999, PRISA, la Sociedad dominante del Grupo, decidió acoger al beneficio fiscal de la reinversión de beneficios extraordinarios del artículo 21 de la Ley 43/1995, del Impuesto sobre Sociedades, un importe de aproximadamente 1.127, 640, 11.238 y 63.473 miles de euros, respectivamente, correspondiente a los beneficios obtenidos por la venta de inmovilizado de la propia Sociedad y de la sociedad dependiente Sociedad Española de Radiofusión, S.A.. Se acordó igualmente que dichas rentas se integraran en la base imponible del grupo fiscal mediante el método de séptimas partes establecido en el artículo 21 anteriormente citado.

Del importe acogido por el Grupo a la reinversión de beneficios extraordinarios en los ejercicios 1996 y 1997, se han integrado en la base imponible de este ejercicio importes por 161 miles de euros y 61 miles de euros, respectivamente, por la cuantía que corresponde integrar por séptimas partes.

En este ejercicio 2001, la sociedad dominante del Grupo ha acogido al mismo beneficio de la reinversión de beneficios extraordinarios del artículo 21 de la Ley 43/1995, del Impuesto sobre Sociedades, las plusvalías obtenidas por la propia sociedad y por la sociedades dependientes Redprensa, S.A., Sociedad Española de Radiofusión, S.A., Iniciativas Radiofónicas, S.A., Radio España de Barcelona, S.A., Compañía Aragonesa de Radiodifusión, S.A., Radio Zaragoza, S.A., Algarra, S.A. y Mateu Cromo Artes Gráficas, S.A. en la venta de inmovilizado material y financiero, durante el ejercicio, por importe de 28.382 miles de euros.

Asimismo, la Sociedad dominante tiene intención de acogerse al régimen transitorio establecido en la Ley 24/2001, de 27 de diciembre, de Medidas Fiscales, Administrativas y del Orden Social en cuanto a la reinversión de beneficios extraordinarios y la posibilidad de acoger las plusvalías diferidas pendientes de integración en la base imponible a la deducción por reinversión del nuevo artículo 36 ter de la Ley del Impuesto. Por este motivo, ha integrado en la base imponible del Impuesto de este ejercicio el total del importe de las plusvalías acogidas a dicho beneficio en los años 1996, 1997, 1998, 1999 y en el propio 2001 (en este último caso, el correspondiente a sus plusvalías) y que se encontraban pendientes de integrar en la base imponible, por importe de 79.277 miles de euros, y ha aplicado la deducción por reinversión del 17 por 100 por importe de 13.477 miles de euros. PRISA puede acogerse a este régimen transitorio, en la medida en que ha cumplido con la obligación de reinversión del importe obtenido en la venta del inmovilizado que generó las plusvalías acogidas a la reinversión de beneficios extraordinarios en esos ejercicios, mediante la adquisición de elementos de inmovilizado por parte de PRISA y de otras empresas del grupo de consolidación fiscal del que es sociedad dominante.

Del importe total del precio de venta correspondiente a la transmisión de los elementos del inmovilizado material que generaron las plusvalías en 2001 en Sociedad Española de Radiofusión, S.A., por la venta de los centros emisores, se ha reinvertido en 2001 un importe de 21.653 miles de euros en la adquisición de un inmueble, inversión realizada por una de las sociedades del grupo de consolidación fiscal del que PRISA es sociedad dominante. El método elegido para la integración de la renta diferida por esta parte será el de la amortización de dicho inmueble, es decir, linealmente en el plazo de 33 años, siendo el presente ejercicio el primer periodo impositivo de integración de la plusvalía.

Adicionalmente, la Sociedad dominante tiene la intención de acogerse parcialmente al régimen transitorio establecido en la Ley 24/2001, de 27 de diciembre, de Medidas Fiscales, Administrativas y del Orden Social para la deducción por reinversión del nuevo artículo 36 ter de la Ley 43/1995, del Impuesto sobre Sociedades, por importe de 993 miles de euros, correspondiente a parte de la plusvalía generada por la venta de los centros emisores a que se ha hecho referencia en el párrafo anterior más la plusvalía obtenida por la venta de los centros emisores por parte de las compañías Iniciativas Radiofónicas, S.A., Radio España de Barcelona, S.A., Compañía Aragonesa de Radiodifusión, S.A. y Radio Zaragoza, S.A. y que se han acogido en el propio ejercicio 2001 a la reinversión de beneficios extraordinarios.

Con respecto a las sociedades nacionales, las bases imponibles negativas más significativas pendientes de compensar, sus correspondientes importes y plazos máximos de compensación son los siguientes:

Sociedad	Miles de Euros	Plazo Máximo para Compensar
Canal de Editoriales, S.A.	280	2009
Canal de Editoriales, S.A.	772	2010
Eje de la Comunicación Andaluza, S.L.	1.345	2014
Espacio Editorial Andaluza Holding, S.L.	904	2014
Odiel Press, S.L.	289	2014
Canal 4 de Navarra, S.L.	1.200	2015
Ediciones Musicales Horus, S.A.	1.689	2015
Eje de la Comunicación Andaluza, S.L.	664	2015
El Correo de Andalucía, S.L.	330	2015
Espacio Editorial Andaluza Holding, S.L.	4.468	2015
Nuevo Diario de Valladolid, S.A.	1.345	2015
Odiel Press, S.L.	1.257	2015
Sogecable Música, S.L.	249	2015
Ediciones Musicales Horus, S.A.	704	2016
El Correo de Andalucía, S.L.	3.065	2016
Espacio Editorial Andaluza Holding, S.L.	3.111	2016
Grupo Latino de Radiodifusión, S.L.	2.834	2016
Nuevo Diario de Valladolid, S.A.	2.245	2016
Odiel Press, S.L.	1.462	2016
Productora de Comunicación Toledo, S.A.	108	2016
Promociones Audiovisuales Sevillanas, S.A.	404	2016
	28.725	

Asimismo las bases imponibles negativas pendientes de compensar por sociedades dependientes en el exterior son de 37.551 miles de euros.

b) *Impuestos diferidos-*

Los impuestos diferidos surgen fundamentalmente por la reinversión de beneficios extraordinarios, los contratos de arrendamiento financiero y la amortización fiscal acelerada (véase Nota 12). Durante el año se han revertido impuestos diferidos por importe de 27.584 miles de euros, ascendiendo el saldo al cierre del ejercicio 2001 a 7.806 miles de euros.

c) *Ejercicios abiertos a inspección-*

Los ejercicios abiertos a inspección en relación con los principales impuestos varían para las diferentes sociedades consolidadas, si bien generalmente comprenden los cuatro últimos ejercicios.

Como consecuencia de la inspección de Promotora de Informaciones, S.A. realizada por las autoridades fiscales durante los ejercicios 1988 y 1989 fueron levantadas diversas actas por un importe global de 8.769 miles de euros, quedando pendientes de resolver por el Tribunal Supremo a la fecha de formulación de estas cuentas anuales actas por importe de 4.120 miles de euros.

Igualmente, la Agencia Tributaria ha procedido a la inspección de diversas sociedades del Grupo consolidado fiscal y del Grupo consolidado contable por los ejercicios abiertos a inspección, presentando diversas actas por Retenciones e Ingresos a Cuenta del Impuesto sobre la Renta de las Personas Físicas, Impuesto sobre Valor Añadido, Gravamen Único de Actualización e Impuesto sobre Sociedades para las siguientes sociedades y ejercicios:

1. Sociedad dominante:

   -Promotora de Informaciones, S.A.: años 1992 a 1996.

2. Sociedades dependientes:

   -Diario El País, S.L.: años 1992 a 1996.
   -Sociedad Española de Radiofusión, S.A.: años 1993 a 1996.
   -Radio Club Canarias, S.A.: años 1993 a 1996.
   -Radio España de Barcelona, S.A.: años 1993 a 1996.
   -Ediciones Bidasoa, S.A.: años 1994 a 1996.
   -Estructura Grupo de Estudios Económicos, S.A.: años 1995 y 1996.
   -Sociedad de Servicios Radiofónicos Unión Radio, S.L.: años 1995 a 1997.
   -Diario As, S.L.: años 1996 a 1998.

El Grupo no comparte los criterios de la Inspección, habiéndose presentado recursos ante las instancias correspondientes por la práctica totalidad de las actas giradas, a pesar de lo cual y siguiendo el criterio de prudencia valorativa, el Grupo mantiene una provisión por importe de 18.959 miles de euros, para hacer frente a los hipotéticos pagos que fueran necesarios en un futuro por las actas levantadas.

(15) INGRESOS Y GASTOS

a) Distribución del importe neto de la cifra de negocios por actividades-

	Miles de Euros
Ventas netas de publicidad	430.636
Ventas de libros y derechos	379.731
Ventas de ejemplares	218.455
Prestación de servicios y otras ventas	129.485
Total	**1.158.307**

b) Transacciones con empresas asociadas-

Las transacciones efectuadas durante el ejercicio 2001 con empresas asociadas y vinculadas han sido las siguientes:

	Miles de Euros
Ingresos:	
Por venta de mercaderías	56.967
Por prestación de servicios y otros	36.836
Por ingresos financieros	311
Total	**94.114**
Gastos:	
Por compras de mercaderías	40.842
Por prestación de servicios y otros	19.864
Por gastos financieros	139
Total	**60.845**

c) Aportación de cada sociedad incluida en el perímetro de consolidación al resultado consolidado-

La aportación de cada sociedad incluida en el perímetro de consolidación al resultado del ejercicio 2001 es la siguiente:

	Miles de Euros		
	Resultado consolidado	Resultado atribuido a socios externos	Resultado atribuido a la sociedad dominante
Sociedad dominante y sociedades dependientes			
Algarra, S.A.	1.295		1.295
Diario El País, S.L.	34.927	1	34.926
Distribuciones Aliadas, S.A.	1.071		1.071
El Correo de Andalucía, S.L.	(3.006)		(3.006)
Espacio Editorial Andaluza Holding, S.L.	(5.662)	(963)	(4.699)
Gerencia de Medios, S.A.	4.483		4.483
Grupo Santillana de Ediciones, S.A.	19.934	(110)	20.044
Inversiones Grupo Multimedia de Comunicaciones, S.A.	(3.173)	(757)	(2.416)
Localia Televisión Madrid, S.A.	(1.671)		(1.671)
Mateu Cromo Artes Gráficas, S.A.	3.467		3.467
Nuevo Diario de Valladolid, S.A.	(2.245)	(855)	(1.390)
Odiel Press, S.L.	(1.437)		(1.437)
Paltrieva, S.A.	4.501	3.549	952
Prisacom, S.A.	(7.575)		(7.575)
Prisa División Internacional, S.L.	(1.248)		(1.248)
Prisa, Inc.	(1.199)		(1.199)
Promotora de Emisoras, S.L.	(5.439)		(5.439)
Promotora de Emisoras de Televisión, S.A.	(7.583)		(7.583)
Promotora de Informaciones, S.A.	62.383		62.383
Redprensa, S.A.	2.239		2.239
Sociedad Española de Radiodifusión, S.A.	37.047	416	36.631
Otras	2.873	(33)	2.906
Ajustes de consolidación			(65.408)
Sociedades asociadas			
Antena 3 de Radio, S.A.	12.759		12.759
Grupo Caracol	(3.222)		(3.222)
Otras	(185)		(185)
Resultado a 31 de diciembre de 2001		**1.248**	**76.677**

d) Ingresos y gastos extraordinarios-

Al 31 de diciembre de 2001 el importe reflejado en el epígrafe *"Beneficios procedentes del inmovilizado"* corresponde básicamente a la venta de centros emisores de radio a la sociedad Net Radio Medialatina, S.A.U., descrito en la Nota 6.

Los *"Ingresos extraordinarios"* corresponden a reversión de provisiones para riesgos y gastos, abandonos de deuda y beneficios atípicos de ejercicios anteriores no recogidos contablemente hasta su cobro siguiendo un criterio de prudencia valorativa.

Los *"Gastos extraordinarios"* del ejercicio 2001 corresponden, fundamentalmente, a indemnizaciones por bajas de personal registradas por Grupo Santillana de Ediciones, S.A., Diario El País, S.L. y Mateu Cromo Artes Gráficas, S.A..

(16) PERSONAL

Durante el ejercicio 2001 la plantilla media de las sociedades consolidadas se ha distribuido por categorías de la forma siguiente:

	Número de Empleados
Directivos	436
Mandos intermedios	1.049
Otros empleados	7.095
Total	**8.580**

(17) RETRIBUCIONES Y OTRAS PRESTACIONES AL CONSEJO DE ADMINISTRACIÓN

Durante el ejercicio 2001, las sociedades consolidadas han satisfecho los siguientes importes por retribuciones devengadas a los miembros del Consejo de Administración de Promotora de Informaciones, S.A., registradas fundamentalmente como gastos de personal:

	Miles de Euros
Remuneración	3.994
Dietas y otras retribuciones	2.254
Total	**6.248**

Al 31 de diciembre de 2001, el Grupo no ha contraído ninguna obligación en materia de pensiones, seguros de vida ni de ningún otro tipo a favor de ninguno de los miembros de sus respectivos Consejos de Administración.

Las opciones adquiridas por miembros del Consejo de Administración, de acuerdo con lo descrito en la nota siguiente de estas cuentas anuales, ascienden a 100.000 opciones.

(18) PLAN DE OPCIONES SOBRE ACCIONES

La Junta General de Accionistas de PRISA celebrada el 18 de mayo de 2000 aprobó un programa de opciones para la adquisición de acciones de la Sociedad con el propósito de facilitar la presencia como socios de directivos de la misma y de su grupo de empresas y de profesionales de especial relevancia a él vinculados que llevan a cabo actividades para las sociedades del Grupo de forma recurrente. El Consejo de Administración ha fijado los criterios para llevar a cabo su ejecución y ha procedido a determinar los destinatarios del Plan.

El número total de opciones permitirá adquirir, como máximo, un 1% del capital social de PRISA (2.188.125 acciones). Cada opción permitirá adquirir una acción. El sistema

se aplicará en varios tramos de conformidad con los criterios generales aprobados por el Consejo. El plazo de ejercicio del plan será de tres años desde el momento de concesión de cada tramo de opciones.

Las opciones y los derechos derivados de este programa serán intransmisibles.

El precio de adquisición de las opciones (prima) es el 5% del precio de ejercicio (precio a satisfacer por la acción con ocasión del ejercicio de la opción). El precio de ejercicio es el Precio Minorista de la Oferta Pública de Venta, 20,8 euros por acción. El importe satisfecho por esta prima se encuentra contabilizado en el epígrafe "Ingresos a distribuir en varios ejercicios" del balance de situación adjunto.

Las opciones concedidas en el primer y segundo tramo de opciones, por las que se ha realizado el desembolso de la prima a 31 de diciembre de 2001 ascienden a 895.800 y afectan a 391 beneficiarios. Las acciones destinadas a este fin se tiene previsto que provengan de la autocartera mantenida por la Sociedad descrita en la Nota 8.

(19) ASPECTOS LEGALES

La Sentencia de la Sala de lo Contencioso Administrativo del Tribunal Supremo de 9 de junio de 2000 declaró no conforme a derecho, sin declararlo nulo de pleno derecho, el Acuerdo del Consejo de Ministros de 29 de mayo de 1994 que autorizó la operación de concentración económica realizada por Sociedad Española de Radiodifusión, S.A., Antena 3 de Radio, S.A., y Sociedad de Servicios Radiofónicos Unión Radio, S.A. El recurso de amparo interpuesto por las empresas afectadas contra la mencionada Sentencia no ha sido admitido a trámite por el Tribunal Constitucional. La Sentencia del Tribunal Supremo se halla en la actualidad en fase de ejecución, habiendo presentado las empresas afectadas la propuesta correspondiente ante el Servicio de Defensa de la Competencia, conforme a lo prevenido en el Acuerdo del Consejo de Ministros de 14 de noviembre de 2001. Los Administradores de Promotora de Informaciones, S.A. consideran que el resultado final de este proceso de ejecución puede afectar en el futuro al modo de gestión de la unidad de negocio de radio, sin que se deriven consecuencias que tengan efecto alguno sobre las presentes cuentas anuales consolidadas.

(20) ACONTECIMIENTOS POSTERIORES AL CIERRE

El 31 de enero de 2002 se ha adquirido una participación del 24,76% de la sociedad Espacio Editorial Andaluza Holding, S.L., por un precio de 6.484 miles de euros.

Con posterioridad a 31 de diciembre de 2001 se han cancelado parte de los avales constituidos por la sociedad dominante como consecuencia de la adjudicación por el Consejo de Ministros de la licencia de emisión en LMDS a la sociedad participada Iberbanda, S.A. por un importe de 1.941 miles de euros, quedando actualmente vivos 18.079 miles de euros. Hasta la fecha no ha sido ejecutado ningún aval.

(21) CUADRO DE FINANCIACIÓN

En la página siguiente se presenta el cuadro de financiación consolidado de los ejercicios 2001 y 2000.

Cuadro de financiación de los ejercicios 2001 y 2000

APLICACIONES	2001	2000
1. ADQUISICIONES DE INMOVILIZADO		
Gastos de establecimiento	8.863	6.448
Inmovilizaciones inmateriales	74.482	49.248
Inmovilizaciones materiales	79.072	88.060
Inmovilizaciones financieras	178.392	203.963
2. ADQUISICIÓN DE ACCIONES PROPIAS	20.096	-
3. DIVIDENDOS	23.064	22.313
4. REMUNERACIÓN A CONSEJEROS	1.442	1.442
5. APLICACIONES DE PROVISIONES	2.281	4.387
6. TRASPASO A CORTO DE DEUDA A LARGO PLAZO	8.300	-
7. GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	-	3.325
TOTAL APLICACIONES	**395.992**	**379.186**
VARIACIÓN DEL CAPITAL CIRCULANTE (Aumento)	**2.335**	-

ORÍGENES	2001	2000
1. RECURSOS PROCEDENTES DE LAS OPERACIONES	**113.086**	**165.170**
Resultado del ejercicio	76.677	92.637
Resultado distribuido a socios externos	1.248	2.893
Resultados de las sociedades puestas en equivalencia	(9.352)	(5.362)
Dotaciones para amortizaciones de inmovilizado	59.721	53.499
Amortización fondo de comercio de consolidación	15.157	18.239
Dotación de las provisiones de riesgos y gastos	2.041	3.091
Beneficios en la enajenación de inmovilizado	(28.533)	(10.828)
Pérdidas en la enajenación de inmovilizado	2.233	679
Impuesto diferido a largo plazo	(27.584)	-
Variación de las provisiones de inmovilizado	15.608	6.207
Cancelación de derechos de autor	6.049	4.115
Otros	(179)	-
2. INCREMENTO DE DEUDAS A LARGO PLAZO	209.210	80.052
3. ENAJENACIÓN DE INMOVILIZADO	56.698	24.554
4. GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	1.907	-
5. INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	537	-
6. DISMINUCIÓN DEL CAPITAL CIRCULANTE		
Por variación en los tipos de cambio	3.017	-
Por adquisición de participaciones	9.127	26.264
Por enajenación de participaciones	4.745	-
TOTAL ORÍGENES	**398.327**	**296.039**
VARIACIÓN DEL CAPITAL CIRCULANTE (Disminución)	-	**83.146**

Variación del capital circulante de los ejercicios 2001 y 2000

INCREMENTO	2001	2000
Existencias	4.706	84.559
Deudores	25.395	148.772
Acreedores	-	-
Inversiones financieras temporales	-	-
Tesorería	7.380	14.936
Ajustes por periodificación	1.512	3.122
VARIACIÓN DEL CAPITAL CIRCULANTE (Aumento)	**2.335**	-

DISMINUCIÓN	2001	2000
Existencias	-	-
Deudores	-	-
Acreedores	2.880	300.574
Inversiones financieras temporales	33.778	33.961
Tesorería	-	-
Ajustes por periodificación	-	-
VARIACIÓN DEL CAPITAL CIRCULANTE (Disminución)	-	**83.146**

SOCIEDADES DEPENDIENTES INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Diciembre 2001 Porcentaje Nominal
ncia Informativa de Noticias Económicas, S.L.	Gran Vía, 32 - Madrid	Explotación de información económica	Promotora de Informaciones, S.A.	3.000	50,00%
			Grupo Empresarial de Medios Impresos, S.L.	3.738	50,00%
ilar A.T.A., S.A. de C.V.	Avda. Universidad 767- México DF, México	Editorial	Lanza, S.A. de C.V.	123	99,82%
			Editorial Santillana S.A. de C.V. (México)	0	0,18%
ilar A.T.A., S.A. de Ediciones	Beazley 3860 - Buenos Aires, Argentina	Editorial	Ediciones Santillana, S.A. (Argentina)	1.603	99,00%
			Grupo Santillana de Ediciones, S.A.	1	1,00%
ilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Editorial	Santillana del Pacífico, S.A. de Ediciones	722	99,97%
			Ítaca,S.L.	-	0,03%
rra, S.A.	García Lovera, 3 - Córdoba	Explotación de emisoras de radiodifusión	Promotora de Emisoras, S.L.	814	100,00%
nte Radio, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	168	93,34%
			Radio Club Canarias, S.A.	6	3,33%
			Radio Murcia, S.A.	6	3,33%
News Comunicación, S.L.	Pza. Nueva, 8 - Sevilla	Edición de la revista 40 Magazine y otras	Promotora General de Revistas, S.A.	1.050	80,00%
Sistemas, S.L.	Pare Rodes, 26 - Sabadell, Barcelona	Realización de aplicaciones informáticas	Extrasoftware, S.A.	722	80,44%
l 4 Navarra, S.L.	Avda. Sancho el Fuerte, 18 - Pamplona	Producción y emisión de videos y programas de televisión	Promotora de Emisoras de TV, S.A.	1.503	51,00%
al de Editoriales, S.A.	Juan Bravo, 38 - Madrid	Venta al detalle	Grupo Santillana de Ediciones, S.A.	9.274	97,86%
col Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida (EE.UU.)	Explotación de emisoras de radiodifusión	Grupo Latino de Radiodifusión LLC	-	100,00%
col Telecomunicaciones Internacional Limitada	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Grupo Latino de Radiodifusión, S.L.	9.871	99,99%
lunya Press, S.L.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	60	99,98%
lad Real Noticias, S.A.	Plaza de Cervantes, 6 - Ciudad Real	Explotación del negocio radiofónico	Ediciones LM, S.L.	43	60,00%
PS Consultores, S.L.	Lago Constanza, 2 - Madrid	Realización de aplicaciones informáticas	Extrasoftware, S.A.	904	60,00%
pañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21 - Zaragoza	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	3.449	97,03%
pañía Discográfica Muxxic Records, S.A.	Juan Bravo, 38 - Madrid	Producción, distribución y venta de fonogramas y videogramas	Gran Vía Musical de Ediciones, S.L.	661	99,99%
unicación Radiofónica, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	Avante Radio, S.A.	168	50,91%
			Ediciones Bidasoa, S.A.	163	49,09%
unicaciones del Pacífico S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Consorcio Radial de Chile, S.A.	-	66,70%
			Comunicaciones Santiago, S.A.	-	33,30%
unicaciones El País, S.A.	Jorge Saenz, 1330, Barrio Miraflores - La Paz, Bolivia	Edición y explotación del diario La Razón	Inversiones Grupo Multimedia Comunicaciones, S.A.	3.764	95,00%
unicaciones Santiago, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Radiodifusora del Norte Ltda.	-	75,00%
			Publicitaria y Difusora del Norte Ltda.	-	25,00%
sorcio Radial de Chile, S.A.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Caracol Telecomunicaciones Internacional Limitada	-	98,00%
			Grupo Latino de Radiodifusión, S.L.	6	2,00%
stancia Editores, S.A.	Estrada da Outorela 118, 2795 - Carnaxide Linda a Velha - Portugal	Editorial	Grupo Santillana de Ediciones, S.A.	973	100,00%
poración Argentina de Radiodifusión, S.A.	Beazley 3860 - Buenos Aires, Argentina	Explotación de emisoras de radiodifusión	Prisa División Internacional, S.L.	28	100,00%
poración Canaria de Información y Radio, S.A.	General Balmes s/n, Ed. Mapfre - Las Palmas de Gran Canaria	Explotación de emisoras de radiodifusión	S. S. R. Unión Radio, S.L.	1.623	100,00%
io As, S.L.	Albasanz, 14 - Madrid	Edición y explotación del diario As	Grupo Empresarial de Medios Impresos, S.L.	16.828	75,00%
io El País Argentina, S.A.	Beazley 3860 - Buenos Aires, Argentina	Explotación del diario El País en Argentina	Diario El País, S.L.	1.508	100,00%
io El País Internacional, S.A.	Miguel Yuste, 40 - Madrid	Gestión de derechos periodísticos	Diario El País, S.L.	301	99,99%
io El País México, S.A de C.V.	Avda. de la Universidad, 767 - México D.F.	Explotación del diario El País en México	Promotora de Informaciones, S.A.	898	85,94%
			Diario El País, S.L.	665	14,05%
			Lanza, S.A. de C.V.	-	0,01%
io El País, S.L.	Miguel Yuste, 40 - Madrid	Edición y explotación del diario El País	Promotora de Informaciones, S.A.	18.030	99,99%
io Jaén, S.A.	Torredonjimeno, 1, Pol. Los Olivares - Jaén	Edición y explotación del Diario Jaén	Espacio Editorial Andaluza Holding, S.L.	1.385	59,28%
ribuciones Aliadas, S.A.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	2.107	100,00%
ribuidora Aguilar A.T.A., S.A. de C.V.	Avda. Universidad 767- México DF, México	Distribuidora	Lanza, S.A. de C.V.	1.305	29,22%
			Aguilar A.T.A., S.A. de C.V.	3.160	70,78%
ribuidora Suma, Limitada	Avda. Escuela Agrícola 2291, Comuna de Macul - Santiago, Chile	Distribuidora	Santillana del Pacífico, S.A. de Ediciones	9	50,00%

SOCIEDADES DEPENDIENTES INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Diciembre 2001 Porcentaje Nominal
ribuidora y Editora Aguilar, ATA S.A.	Calle 80, N 10-13 - Santa Fe de Bogotá, Colombia	Editorial	Grupo Santillana de Ediciones, S.A.	783	94,97%
			Ítaca,S.L.	39	5,01%
			Edicions Voramar, S.A.	0	0,01%
			Ediciones Grazalema, S.A.	0	0,01%
			Edicions Obradoiro, S.A.	0	0,01%
ribuidora y Editora Richmond, S.A.	Calle 80, N 10-13 - Santa Fe de Bogotá, Colombia	Editorial	Grupo Santillana de Ediciones, S.A.	47	94,90%
			Ítaca, S.L.	2	4,80%
			Edicions Voramar, S.A.	-	0,10%
			Ediciones Grazalema, S.A.	-	0,10%
			Edicions Obradoiro, S.A.	-	0,10%
iones Aguilar Venezolana, S.A.	Rómulo Gallegos, Edif. Zulia 1° - Caracas, Venezuela	Editorial	Editorial Santillana, S.A. (Venezuela)	45	100,00%
iones Bidasoa, S.A.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	3.483	99,99%
iones Grazalema, S.A.	Conde de Cifuentes, 6 - Sevilla	Editorial	Grupo Santillana de Ediciones, S.A.	116	99,98%
			Ítaca,S.L.	0	0,02%
iones La Mirada, S.A.	Fuencarral, 6 - Madrid	Edición, gestión y explotación de medios impresos	Grupo Empresarial de Medios Impresos, S.L.	1.362	99,99%
iones Musicales Horus, S.A.	Camí Vell de Santa Creu d'Olorda a Valvidrera, 12 - Barcelona	Producción, distribución y venta de fonogramas y videogramas	Gran Vía Musical de Ediciones, S.L.	6.492	60,00%
iones Santillana Inc.	Calle F, 34 C. D. Amelia - Buchanan - Guaynato, Puerto Rico	Editorial	Grupo Santillana de Ediciones, S.A.	1.058	100,00%
iones Santillana, S.A. (Argentina)	Beazley 3860 - Buenos Aires, Argentina	Editorial	Grupo Santillana de Ediciones, S.A.	1.800	99,00%
			Ítaca,S.L.	-	1,00%
iones Santillana, S.A. (Uruguay)	Constitución, 1889 - 11800 - Montevideo, Uruguay	Editorial	Grupo Santillana de Ediciones, S.A.	325	100,00%
ions Obradoiro, S.A.	Vía Pasteur Pol. Ind. Tambre, 44 - Santiago de Compostela	Editorial	Grupo Santillana de Ediciones, S.A.	60	99,99%
			Ítaca,S.L.	0	0,01%
ions Voramar, S.A.	Valencia, 44 - 46210 Pincaya - Valencia	Editorial	Grupo Santillana de Ediciones, S.A.	60	99,98%
			Ítaca,S.L.	0	0,02%
ora Moderna Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brasil	Editorial	Grupo de Ediçoes Santillana Ltda.	29.577	100,00%
orial Amanecer, S.A.	Cristo Redentor, 3355 - Santa Cruz, Bolivia	Edición y explotación del diario Nuevo Día	Inversiones Grupo Multimedia Comunicaciones, S.A.	2.564	95,00%
orial Danvantari, S.A.	Pedro Salazar, 599 - Sopocachi, La Paz, Bolivia	Edición y explotación de la revista Vida Sana	Inversiones Grupo Multimedia Comunicaciones, S.A.	70	51,00%
orial Nuevo México, S.A. de C.V.	Insurgentes, 686 - Mezzanine - Colonia del Valle - México D.F.	Editorial	Lanza, S.A. de C.V.	99	100,00%
orial Santillana S.A. (Colombia)	Calle 80, N 10-13 - Santa Fe de Bogotá, Colombia	Editorial	Grupo Santillana de Ediciones, S.A.	4.615	94,90%
			Ítaca,S.L.	224	5,10%
orial Santillana S.A. de C.V. (México)	Avda. Universidad 767- México DF, México	Editorial	Lanza, S.A. de C.V.	5.351	100,00%
orial Santillana S.A. de C.V. (El Salvador)	Siemens 51. Zona industrial Elena, La Libertad - El Salvador	Editorial	Grupo Santillana de Ediciones, S.A.	19	99,95%
			Ítaca,S.L.	0	0,05%
orial Santillana, S.A. (Guatemala)	30 Avenida 16 - 41, Zona 12, Guatemala	Editorial	Grupo Santillana de Ediciones, S.A.	72	99,99%
			Ítaca,S.L.	-	0,01%
orial Santillana, S.A. (Rep. Dominicana)	César Nicolás Penson, 28 - Sto. Domingo, R. Dominicana	Editorial	Grupo Santillana de Ediciones, S.A.	78	99,94%
orial Santillana, S.A. (Venezuela)	Rómulo Gallegos, Edif. Zulia 1° - Caracas, Venezuela	Editorial	Grupo Santillana de Ediciones, S.A.	2.566	100,00%
le la Comunicación Andaluza, S.L.	Avda. de la Prensa, 1 - Sevilla	Impresión de productos editoriales	Espacio Editorial Andaluza Holding, S.L.	2.477	100,00%
orreo de Andalucía, S.L.	Gran Vía, 32 - Madrid	Edición y explotación del diario El Correo de Andalucía	Espacio Editorial Andaluza Holding, S.L.	1.226	99,99%
			Grupo Empresarial de Medios Impresos, S.L.	0	0,01%
iablo Distribución, S.L.	Juan Bravo, 38 - Madrid	Distribución de discos y otros elementos de ocio.	Gran Vía Musical de Ediciones, S.L.	301	51,00%
icio Editorial Andaluza Holding, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades editoriales	Grupo Empresarial de Medios Impresos, S.L.	21.751	75,00%
uctura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32 - Madrid	Edición y explotación del diario Cinco Días	Agencia Informativa de Noticias Económicas, S.L.	3.737	99,99%
otropical de Producciones Discográficas, S.L.	Juan Bravo, 38 - Madrid	Producción de novedades musicales	Gran Vía Musical de Ediciones, S.L.	483	70,00%
asoftware, S.A.	Núñez de Balboa, 35 - Madrid	Desarrollo y mantenimiento de productos informáticos	Promotora de Informaciones, S.A.	1.127	62,50%
Net Comunicaciones, S.A.	Guardia Vieja, 781 - Santiago de Chile, Chile	Radiodifusión	Comunicaciones Santiago, S.A.	-	99,00%
			Publicitaria y Difusora del Norte Ltda.	-	1,00%
1 Publicidad Electrónica, S.A.	Gran Vía, 32 - Madrid	Diseño y desarrollo de aplicaciones sobre imágenes	Gerencia de Medios, S.A.	31	51,00%
encia de Medios, S.A.	Gran Vía, 32 - Madrid	Contratación de exclusivas publicitarias	Promotora de Informaciones, S.A.	48.079	99,99%
ión de Logística Editorial, S.A.	Samaniego s/n, Pol. Las Mercedes - Madrid	Distribución y venta de productos editoriales	Redprensa, S.A.	151	50,00%

SOCIEDADES DEPENDIENTES INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Diciembre 2001 Porcentaje Nominal
ión de Medios de Prensa, S.A.	Gran Vía, 32 - Madrid	Prestación de servicios comunes para diarios regionales y locales	Grupo Empresarial de Medios Impresos, S.L.	36	45,00%
			El Correo de Andalucía, S.L.	4	4,59%
			Diario Jaén, S.A.	2	2,23%
			Odiel Press, S.L.	1	1,20%
			Novotécnica, S.A.	2	2,65%
ora Andaluza de Medios, S.L.	Avda. de la Prensa, 1 - Sevilla	Diseño gráfico y publicitario	Espacio Editorial Andaluza Holding, S.L.	5	100,00%
Costa Rica, S.A.	Llorente de Tibás, Edif. La Nación - San José, Costa Rica	Radiodifusión	Grupo Latino de Radiodifusión, S.L.	1.650	50,00%
Services, Inc.	2100 Coral Way - Miami 33145 - Florida (EE.UU.)	Prestación de servicios a empresas de radiodifusión	Grupo Latino de Radiodifusión, S.L.	5	100,00%
n Vía Distribución de Producciones Audiovisuales, S.A.	Juan Bravo, 38 - Madrid	Distribución de videos, discos y otros elementos de ocio	Gran Vía Musical de Ediciones, S.L.	225	50,00%
n Vía Musical de Ediciones, S.L.	Juan Bravo, 38 - Madrid	Prestación de servicios musicales	Promotora de Informaciones, S.A.	25.478	99,99%
n Vía Musical Inc.	111 West, 57th street, NY - EE.UU.	Tenencia de acciones de sociedades	Gran Vía Musical de Ediciones, S.L.	5.067	100,00%
p Promotor, S.A.	Frederic Mompou, 11 - V. Olímpica, Barcelona	Editorial	Grupo Santillana de Ediciones, S.A.	63	99,99%
po de Ediçoes Santillana Ltda.	Rua Padre Adelino, 758 Belezinho, Sao Paulo - Brasil	Tenencia de acciones de sociedades	Grupo Santillana de Ediciones, S.A.	82.923	100,00%
po Empresarial de Medios Impresos, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades editoriales	Promotora de Informaciones, S.A.	43.608	100,00%
po Latino de Radiodifusión LLC.	Delaware (E.E.U.U.)	Desarrollo del mercado de radio latina en EE.UU.	Grupo Latino de Radiodifusión, S.L.	2.122	100,00%
po Latino de Radiodifusión, S.L.	Gran Vía, 32 - Madrid	Desarrollo del mercado de radio latina en todo el mundo y tenencia de acciones de sociedades y gestión de activos	Promotora de Informaciones, S.A.	31.155	50,00%
			Caracol,Primera Cadena Radial Colombiana, S.A.	-	50,00%
po Santillana de Ediciones, S.A.	Torrelaguna, 60 - Madrid	Editorial	Promotora de Informaciones, S.A.	87.767	100,00%
rmación Extra, S.A.	Pasaje Kattia, 2068, Miraflores - La Paz, Bolivia	Editorial	Inversiones Grupo Multimedia Comunicaciones, S.A.	81	100,00%
iativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1 - Toledo	Radiodifusión	S. S. R. Unión Radio, S.L.	31	50,00%
			Ediciones LM, S.L.	24	40,00%
iativas Radiofónicas, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	Ondas, S.A.	426	93,42%
ituto Universitario de Posgrado, S.A.	Torrelaguna, 60 - Madrid	Servicios educativos	Santillana Formación, S.L.	1.563	52,00%
ersiones Grupo Multimedia Comunicaciones, S.A.	Federico Zuazo, 1598 - La Paz, Bolivia	Tenencia de acciones de sociedades	Grupo Empresarial de Medios Impresos, S.L.	7.765	76,95%
a,S.L.	Torrelaguna, 60 - Madrid	Distribuidora de libros	Grupo Santillana de Ediciones, S.A.	3.339	99,99%
za, S.A. de C.V.	Avda. Universidad 767- México DF, México	Tenencia de acciones de sociedades	Grupo Santillana de Ediciones, S.A.	4.134	100,00%
rerías Crisol, S.A.C.	Avda. San Felipe 731, Lima - Perú	Venta al detalle	Santillana, S.A. (Perú)	283	99,89%
rerías Fausto, S.A.	Corrientes, 1316 - Capital Federal, Argentina	Venta al detalle	Ediciones Santillana, S.A. (Argentina)	461	99,00%
			Aguilar A.T.A., S.A. de Ediciones	5	1,00%
cs and Music, S.L.	Diagonal, 529 - Barcelona	Editora discográfica	Gran Vía Musical de Ediciones, S.L.	1.075	60,00%
alia TV Madrid, S.A.	Gran Vía, 31 - Madrid	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	1.200	99,99%
			Promotora de Emisoras, S.L.	0	0,01%
rolibros, S.A.	Vázquez de Menchaca, 9 - Valladolid	Impresión y encuadernación de libros	Mateu Cromo Artes Gráficas, S.A.	617	100,00%
eu Cromo Artes Gráficas, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	22.645	100,00%
eu Liber, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	998	99,50%
eu Press, S.A.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	3.000	50,01%
			Mateu Cromo Artes Gráficas, S.A.	3.000	49,99%
dia Festivals, S.A.	Juan Bravo, 38 - Madrid	Producción y organización de espectáculos,	Gran Vía Musical de Ediciones, S.L.	300	99,97%
xic Latina LLC.	1680 Michigan Avenue, 33139 Miami - Florida, EE.UU.	Producción, distribución y venta de fonogramas y videogramas	Gran Vía Musical Inc.	4.202	75,00%
Editorial, S.L.	Torrelaguna, 60 - Madrid	Editorial	Grupo Santillana de Ediciones, S.A.	60	99,99%
Languages, S.L.	Trafalgar, 19 - Barcelona	Enseñanza por internet	Grupo Santillana de Ediciones, S.A.	1.943	66,96%
prensa, S.A.	Gran Vía, 32 - Madrid	Impresión de productos editoriales	Prisaprint, S.L.	1.803	99,99%
a Ediciones Musicales, S.A.	Juan Bravo, 38 - Madrid	Ediciones musicales	Gran Vía Musical de Ediciones, S.L.	6.610	99,99%
evo Diario de Valladolid, S.A.	Pasaje de la Marquesina, 5 - Valladolid	Edición y explotación de El Diario de Valladolid	Grupo Empresarial de Medios Impresos, S.L.	2.090	60,00%
o Media Producciones, S.A.	Gran Vía, 32 - Madrid	Gestión publicitaria	Gerencia de Medios, S.A.	157	99,97%
			Promotora de Informaciones, S.A.	0	0,03%
o Media Realizaçao de Eventos e Publicidade, S.A.	Ana Castiljo, 32 - Lisboa, Portugal	Gestión publicitaria	Gerencia de Medios, S.A.	125	100,00%
el Press, S.L.	Avda. de la Prensa, 1 - Sevilla	Edición y explotación del diario Odiel Información	Espacio Editorial Andaluza Holding, S.L.	2.478	100,00%
cina del Autor, S.A.	Gran Vía, 32 - Madrid	Gestión de derechos editoriales y representación de autores	Promotora de Informaciones, S.A.	2.133	99,99%
das Galicia, S.A.	San Pedro de Mezonzo, 3 - Santiago de Compostela	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	732	42,42%

SOCIEDADES DEPENDIENTES INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Porcentaje Nominal
s, S.A.	Caspe, 6 - Barcelona	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	252	100,00%
eva, S.A.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades radiofónicas	Promotora de Informaciones, S.A.	7.286	50,93%
t Events, S.A.	Juan Bravo, 38 - Madrid	Producción y organización de espectáculos y eventos	Gran Vía Musical de Ediciones, S.L.	61	50,99%
l Entertainment España, S.L.	Castelló, 82 6º izda. - Madrid	Producción y distribución de productos audiovisuales.	Promotora de Informaciones, S.A.	3.000	99,99%
l Entertainment Inc.	152 West, 57th street, 33rd floor Nueva York - E.E.U.U.	Producción y distribución de productos audiovisuales.	Plural Entertainment España, S.L.	109	100,00%
División Inmobiliaria, S.L.	Gran Vía, 32 - Madrid	Alquiler de locales comerciales e industriales	Promotora de Informaciones, S.A.	2.761	99,99%
División Internacional, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades extranjeras	Promotora de Informaciones, S.A.	900	99,99%
Inc.	5300 First Union Financial Centre - Miami, Florida, EEUU	Gestión de empresas en EE.UU. y América del Norte	Prisa División Internacional, S.L.	1.049	100,00%
com, S.A.	Gran Vía, 32 - Madrid	Prestación de servicios de internet	Promotora de Informaciones, S.A.	24.000	99,99%
print, S.L.	Gran Vía, 32 - Madrid	Gestión de empresas dedicadas a la impresión	Promotora de Informaciones, S.A.	31.177	99,99%
			Grupo Empresarial de Medios Impresos, S.L.	0	0,01%
uctora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2 - Badajoz	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	306	51,00%
uctora de Comunicación Toledo, S.A.	San Eugenio, 1 - Toledo	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	902	51,00%
uctora de Televisión de Córdoba, S.A.	Amatista s/n, Pol. El Granadall - Córdoba	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	90	99,99%
uctora Digital de Medios Audiovisuales, S.A.	Camino de Humanes, 9 bis - Móstoles, Madrid	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	1.759	97,00%
uctora Extremeña de Televisión, S.A.	J. M. R. "Azorín", Ed. Zeus, Pol. La Corchera - Mérida, Badajoz	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	613	51,00%
oción de Actividades Audiovisuales en Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Actividades de comunicación en medios televisivos en Canarias	Promotora de Emisoras, S.L.	417	99,99%
ociones Audiovisuales Sevillanas, S.A.	Rafael González, 3 - Sevilla	Producción y emisión de videos y programas de televisión	Promotora de Emisoras de TV, S.A.	840	70,00%
otora de Emisoras de TV, S.A.	Gran Vía, 32 - Madrid	Explotación de canales de televisión	Promotora de Emisoras, S.L.	13.242	99,99%
otora de Emisoras, S.L.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades	Promotora de Informaciones, S.A.	10.786	99,99%
otora General de Revistas, S.A.	Fuencarral, 6 - Madrid	Edición, producción y explotación de revistas	Grupo Empresarial de Medios Impresos, S.L.	1.502	99,96%
citaria y Difusora del Norte Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Radiodifusión	Consorcio Radial de Chile, S.A.	-	99,00%
			Caracol Telecomunicaciones Internacional Limitada	-	1,00%
o Beethoven, Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Comunicaciones del Pacífico S.A.	-	91,00%
			Comunicaciones Santiago, S.A.	-	9,00%
o Burgos, S.L.	Conde Jordana, 1 - Burgos	Explotación del negocio radiofónico	Sociedad Española de Radiodifusión, S.A.	130	100,00%
o Club Canarias, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	456	95,00%
o España de Barcelona, S.A.	Caspe, 6 - Barcelona	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	532	99,32%
o Latina, S.A.	Immeuble Le Periscope, 83-87 Av d´Italie - Paris, Francia	Radiodifusión	Prisa División Internacional, S.L.	-	60,00%
			Grupo Latino de Radiodifusión, S.L.	37	20,00%
o Murcia, S.A.	Radio Murcia, 4 - Murcia	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	135	83,33%
o Zaragoza, S.A.	Pº de la Constitución, 21 - Zaragoza	Explotación de emisoras de radiodifusión	Compañía Aragonesa de Radiodifusión, S.A.	679	66,00%
			Sociedad Española de Radiodifusión, S.A.	686	34,00%
odifusión Tenerife, S.A.	Avda. Anaga, 35 - Santa Cruz de Tenerife	Explotación de emisoras de radiodifusión	Ediciones Bidasoa, S.A.	114	100,00%
odifusora del Norte Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Consorcio Radial de Chile, S.A.	-	80,00%
			Publicitaria y Difusora del Norte Ltda.	-	20,00%
odifusores y Publicidad Exta Ltda.	Los Leones 2255 - Providencia, Santiago de Chile	Explotación de emisoras de radiodifusión	Publicitaria y Difusora del Norte Ltda.	-	80,00%
			Caracol Telecomunicaciones Internacional Limitada	-	20,00%
rensa, S.A.	Gran Vía, 32 - Madrid	Tenencia de acciones de sociedades	Grupo Empresarial de Medios Impresos, S.L.	150	99,99%
e Musique Latina	Immeuble Le Periscope, 83-87 Av d´Italie - Paris, Francia	Desarrollo del mercado de radio latina en Francia	Grupo Latino de Radiodifusión, S.L.	650	80,00%
R. Unión Radio, S.L.	Gran Vía, 32 - Madrid	Prestación de servicios a empresas radiofónicas	Promotora de Informaciones, S.A.	5.881	80,00%
llana Canarias, S.A.	Paso Majuelos, Santa Cruz de Tenerife	Editorial	Grupo Santillana de Ediciones, S.A.	60	99,00%
			Ítaca,S.L.	1	1,00%
llana de Ediciones, S.A.	Avda. Arce, 2333 - La Paz, Bolivia	Editorial	Grupo Santillana de Ediciones, S.A.	1.640	99,70%
			Ítaca,S.L.	3	0,15%
			Santillana Ediciones Generales, S.L.	3	0,15%
llana Ediciones Generales, S.L.	Torrelaguna, 60 - Madrid	Editorial	Grupo Santillana de Ediciones, S.A.	60	99,99%
llana Educación, S.L.	Torrelaguna, 60 - Madrid	Editorial	Grupo Santillana de Ediciones, S.A.	11	100,00%

SOCIEDADES DEPENDIENTES INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Diciembre 2001 Porcentaje Nominal
illana del Pacífico, S.A. de Ediciones	Dr. Aníbal Ariztía 1444, Providencia - Santiago de Chile, Chile	Editorial	Grupo Santillana de Ediciones, S.A.	454	99,99%
			Ítaca,S.L.	-	0,01%
illana Formación, S.L.	Torrelaguna, 60 - Madrid	Editorial	Grupo Santillana de Ediciones, S.A.	1.577	100,00%
illana USA Publishing Co. Inc.	2105 NW 86th Avenue - Miami, Florida, EE.UU.	Editorial	Grupo Santillana de Ediciones, S.A.	16.153	100,00%
illana, S.A. (Costa Rica)	La Uruca, 100m Oeste de Migración - San José, Costa Rica	Editorial	Grupo Santillana de Ediciones, S.A.	462	99,99%
			Ítaca,S.L.	-	0,01%
illana, S.A. (Ecuador)	Avda. Eloy Alfaro, 227 y 6 de diciembre - Quito, Ecuador	Editorial	Grupo Santillana de Ediciones, S.A.	504	99,97%
			Ítaca,S.L.	0	0,01%
			Santillana Ediciones Generales, S.L.	0	0,01%
			N. Editorial, S.L.	0	0,01%
illana, S.A. (Paraguay)	Río de Janeiro, 1218 esq. Frutos Pane - Asunción, Paraguay	Editorial	Grupo Santillana de Ediciones, S.A.	199	99,75%
			Ediciones Santillana, S.A. (Argentina)	-	0,25%
illana, S.A. (Perú)	Avda. San Felipe, 731, Jesús María - Lima, Perú	Editorial	Grupo Santillana de Ediciones, S.A.	265	95,00%
.L Caracol Europa	Immeuble Le Periscope, 83-87 Av d'Italie - Paris, Francia	Explotación de emisoras de radiodifusión	Grupo Latino de Radiodifusión, S.L.	9	100,00%
edad Española de Radiodifusión, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	Promotora de Informaciones, S.A.	18.715	99,99%
cable Música, S.L.	Gran Vía, 32 - Madrid	Producción contenidos audiovisuales	S. S. R. Unión Radio, S.L.	998	50,00%
			Compañía Independiente de TV, S.L.	601	50,00%
vera Visión, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Explotación del negocio radiofónico	Valdepeñas Comunicación, S.L.	185	82,00%
ser, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radiodifusión	Sociedad Española de Radiodifusión, S.A.	54	71,64%
ón Radio Digital, S.A.	Gran Vía, 32 - Madrid	Explotación de concesión de radiodifusión digital	Sociedad Española de Radiodifusión, S.A.	3.606	60,00%
depeñas Comunicación, S.L.	Pza. de Cervantes, 6 - Ciudad Real	Explotación del negocio radiofónico	S. S. R. Unión Radio, S.L.	30	50,00%
ia Editoriala, S.A.	Pol. Lezama Leguizamon, c/ 31 - Etxebarri, Vizcaya	Editorial	Grupo Santillana de Ediciones, S.A.	60	99,90%

SOCIEDADES MULTIGRUPO INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001	
				Coste en Miles de Euros	Porcentaje Nominal
dena Radiodifusora Mexicana, S.A. de C.V.	Av. Vasco de Quiroga 2000, México D.F.	Explotación de emisoras de radiodifusión	Sistema Radiópolis, S.A. de C.V.	-	100%
dio Comerciales, S.A. de C.V.	Calzada de Tlalpan nº 3000, México D.F.	Explotación de emisoras de radiodifusión	Sistema Radiópolis, S.A. de C.V.	-	100%
dio Melodía, S.A. de C.V.	Rubén Darío nº 158, Guadalajara, México	Explotación de emisoras de radiodifusión	Sistema Radiópolis, S.A. de C.V.	-	100%
dio Tapatía, S.A. de C.V.	Rubén Darío nº 158, Guadalajara, México	Explotación de emisoras de radiodifusión	Sistema Radiópolis, S.A. de C.V.	-	100%
diotelevisora de Mexicali, S.A. de C.V.	Av. Vasco de Quiroga 2000, México D.F.	Explotación de emisoras de radiodifusión	Sistema Radiópolis, S.A. de C.V.	-	100%
tema Radiópolis, S.A. de C.V.	Av. Vasco de Quiroga 2000, México D.F.	Explotación de emisoras de radiodifusión	Promotora de Informaciones, S.A.	69.326	50%
ma de Letras Argentina, S.A.	Beazley 3860, Buenos Aires - Argentina	Editorial	Suma de Letras, S.L.	118	98%
ma de Letras, S.A. de C.V.	Avda. Universidad 767 - México D.F., México	Editorial	Suma de Letras, S.L.	118	98%
ma de Letras, S.L.	Barquillo, 21 - Madrid	Editorial	Grupo Santillana de Ediciones, S.A.	150	50%
zz, S.A. de C.V.	Rubén Darío nº 158, Guadalajara, México	Explotación de emisoras de radiodifusión	Sistema Radiópolis, S.A. de C.V.	-	100%

SOCIEDADES ASOCIADAS INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Porcentaje Nominal
barizas Comunicación, S.A.	Avda. del Membrillar s/n - Jerez de la Frontera, Cádiz	Producción y emisión de videos y programas de televisión	Promotora de Emisoras de TV, S.A.	225	50%
ntena 3 de Radio de León, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	Antena 3 de Radio, S.A.	212	99,56%
ntena 3 de Radio de Melilla, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	Antena 3 de Radio, S.A.	144	100%
ntena 3 de Radio, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	Inversiones Godó, S.A.	5.686	64,64%
			Paltrieva, S.A.	10.934	34,78%
TB Illimani de Comunicaciones y Asociados del Valle, S.A.	Tupiza, 1140 - Recoleta, San Benito - Bolivia	Explotación de programas de TV y radio	Illimani de Comunicaciones, S.A.	1.595	80%
TB Santa Cruz Televisión, S.A.	Avda. Cristo Redentor, 33-55 - Santa Cruz, Bolivia	Explotación de programas de TV y radio	Illimani de Comunicaciones, S.A.	2.577	99,34%
idiovisual Sport, S.L.	Diagonal, 477 - Barcelona	Gestión y explotación de derechos deportivos	Gestión de Derechos Audiovisuales y Deportivos, S.A.	101.968	40%
ralán, S.L.	Avda. Ama Kandida, 21 - Guipúzcoa	Distribución de productos editoriales	Redprensa, S.A.	238	22,25%
rvicios de Valor Agregado Bolivia.com, S.A.	Argentina, 2057, Miraflores, La Paz - Bolivia	Prestación de servicios de telecomunicaciones	Inversiones Digitales, S.A.	-	65,00%
ble Antena, S.A.	Pza. Ruiz Picasso s/n, T. Picasso - Madrid	Servicios de televisión por cable	Sogecable, S.A.	6.611	99,99%
			Compañía Independiente de Televisión, S.L.	0	0,01%
dena Onda Oliva, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	Antena 3 de Radio, S.A.	797	100%
nal + Investment Us. Inc.	301 North Canon Drive - Beverly Hills, California, EE.UU	Producción cinematográfica	Sogecable, S.A.	49.021	60%
nal Bilbao, S.A.	Sabino Arana, 49-51 - Bilbao	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	1.953	30%
nal Club de Distribución de Ocio y Cultura, S.A.	Gran Vía, 32 - Madrid	Distribución de productos a domicilio	Sogecable, S.A.	2.138	25%
nal Estilo, S.L.	Gran Vía, 32 - Madrid	Explotación de canales temáticos de televisión	Compañía Independiente de Televisión, S.L.	2.034	97,80%
			Cinemanía S.L.	44	2,20%
nal Satélite Digital, S.L.	Gran Vía, 32 - Madrid	Explotación de televisión por satélite	Sogecable, S.A.	358.480	83,25%
racol Estéreo, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	1.314	19%
racol, Primera Cadena Radial Colombiana, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	23.409	19%
ntro de Asistencia Telefónica, S.A.	Gran Vía, 32 - Madrid	Prestación de servicios	Sogecable, S.A.	2.037	99,71%
			Compañía Independiente de Televisión, S.L.	6	0,29%
nemanía, S.L.	Gran Vía, 32 - Madrid	Creación, difusión, distribución y explotación de canales temáticos de TV	Compañía Independiente de Televisión, S.L.	14.121	90,00%
rpress, S.L.	Autopista A8 Km 14,4 - Arribas, Asturias	Distribución de productos editoriales	Redprensa, S.A.	128	26,00%
			Beralán, S.L.	128	26,00%
udad Real Noticias, S.A.	Plaza de Cervantes, 6 - Ciudad Real	Explotación del negocio radiofónico	Ediciones LM, S.L.	43	60%
mercialización de Medios 2000, S.A.	Avda. de Montserrat, 46 - Almería	Impresión de productos editoriales	Espacio Editorial Andaluza Holding, S.L.	32	41,50%
			Novotécnica, S.A.	6	10%
			Grafivoz, S.A.	2	4%
mpañía Independiente de Noticias de TV, S.L.	Pza. Ruiz Picasso s/n, T. Picasso - Madrid	Producción y comercialización de un canal de noticias	Sogecable, S.A.	721	50%
mpañía Independiente de Televisión, S.L.	Gran Vía, 32 - Madrid	Actividades relacionadas con la televisión	Sogecable, S.A.	24.470	99,95%
			Sogepaq, S.A.	12	0,05%
mpostela Visión, S.L.	Rua Nova, 32 - 2 - Santiago de Compostela	Prestación de servicios de televisión local	Unión de Televisiones Gallegas, S.A.	156	100%
stribuciones Papiro, S.L.	Dtor. Ferrán s/n, Pol. Ind. El Montalbo - Carbajos de la Sagreda, Salamanca	Distribución de productos editoriales	Redprensa, S.A.	237	28%
stribuidora Extremeña de Publicaciones, S.L.	Ctra. N-5, Km. 397 - Badajoz	Distribución de productos editoriales	Distrimedios, S.A.	4	70%
stribuidora Tarraconense de Publicaciones, S.L.	Safre Nave B-14 - Tarragona	Distribución de productos editoriales	Redprensa, S.A.	28	23%
strimedios, S.A.	Pol. Ind. Santa Cruz - Jerez de la Frontera, Cádiz	Distribución de productos editoriales	Redprensa, S.A.	434	31,50%
os de la Montaña Cadena Radial Andina, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	932	19%
liciones LM, S.L.	Plaza de Cervantes, 6 - Ciudad Real	Explotación del negocio radiofónico	S. S. R. Unión Radio, S.L.	3.606	30%
licor, S.L.	Avda. de Montserrat, 50 - Almería	Servicios para empresas editoras	Grafivoz, S.A.	3	49,50%
			Servicom, S.L.	2	31%
			Comercialización de Medios 2000, S.A.	1	20%
Dorado Broadcasting	2100 Coral Way - Miami, Florida - EE.UU.	Desarrollo del mercado de radio latina en EEUU	Grupo Latino de Radiodifusión LLC.	-	25%

SOCIEDADES ASOCIADAS INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Diciembre 2001 Porcentaje Nominal
nisora la Voz de Huila, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	290	19%
nisora Mil Veinte, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	540	19%
rrolvisión, S.L.	Real, 215 - Ferrol	Prestación de servicios de televisión local	Unión de Televisiones Gallegas, S.A.	204	100%
eld Mateu, S.L.	Ctra. de Pinto a Fuenlabrada, km. 20,8 - Madrid	Fabricación de envases y embalajes de cartón	Mateu Cromo Artes Gráficas S.A.	3.980	49%
l Radio Cóndor Estéreo, Ltda.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	150	7,60%
x Kids España, S.L.	Gran Vía, 32 - Madrid	Explotación de canal temático de contenido infantil	Compañía Independiente de Televisión, S.L.	150	50%
estión de Derechos Audiovisuales y Deportivos, S.A.	Gran Vía, 32 - Madrid	Explotación de derechos audiovisuales y deportivos	Sogecable, S.A.	59.352	99,99%
puzkoa Televisión, S.A.	Libertad, 17 - San Sebastián	Prestación de servicios de televisión local	Promotora de Emisoras de TV, S.A.	433	30%
afivoz, S.A.	Avda. de Montserrat, 50 - Almería	Impresión de productos editoriales	Espacio Editorial Andaluza Holding, S.L.	1	37,04%
			Novotécnica, S.A.	12	14,81%
			Comercialización de Medios 2000, S.A.	9	11,11%
een Emerald Business Inc.	Ciudad de Panamá - Panamá	Desarrollo del mercado de radio latina en Panamá	Grupo Latino de Radiodifusión, S.L.	1.334	35%
imani de Comunicaciones, S.A.	Avda. Argentina, 2057 - La Paz, Bolivia	Explotación de programas de TV y radio	Inversiones en Radiodifusión, S.A.	7.972	75%
formación, Telefonía y Comunicación, S.A.	Arce, 2314 - San Jorge, La Paz - Bolivia	Prestación de servicios de telecomunicaciones	Inversiones Digitales, S.A.	108	50%
versiones Digitales, S.A.	Federico Zuazo, 1598 - La Paz, Bolivia	Tenencia de acciones de sociedades	Prisacom, S.A.	130	50%
versiones en Radiodifusión, S.A.	Federico Zuazo, 1598 - La Paz, Bolivia	Tenencia de acciones de sociedades	Promotora de Informaciones, S.A.	3.225	25%
versiones Godó, S.A.	Pelayo 28, - Barcelona	Tenencia de acciones de sociedades	Promotora de Informaciones, S.A.	16.413	48,95%
Palma Difusión, S.A.	Almirante Díaz Pimiento, 10 - Los Llanos de Aridane	Explotación de emisoras de radio	Antena 3 de Radio, S.A.	495	90%
Voz de Colombia, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	654	18,99%
álaga Altavisión, S.A.	Don Cristián 4 - Málaga	Producción y emisión de videos y programas de televisión	Promotora de Emisoras de TV, S.A.	317	32,95%
ovotécnica, S.A.	Avda. de Montserrat, 50 - Almería	Edición del diario La Voz de Almería	Espacio Editorial Andaluza Holding, S.L.	149	31,89%
nda Musical, S.A.	Gran Vía, 32 - Madrid	Explotación de emisoras de radio	Antena 3 de Radio, S.A.	490	49,01%
			Paltrieva, S.A.	564	34,30%
			Inversiones Godó, S.A.	140	16,68%
ataforma Logística de Usuarios de Sogecable, S.L.	Gran Vía, 32 - Madrid	Prestación de servicios en internet	Sogecable, S.A.	1.000	99,99%
oductora Canaria de Programas, S.A.	Enrique Wolfsol, 17 - S. C. de Tenerife	Desarrollo de un canal de TV para promoción de Canarias	Promoción de Actividades Audiovisuales en Canarias, S.A.	240	40%
oductora Canaria de TV, S.A.	Avda. de Madrid s/n - Tenerife	Producciones audiovisuales para la programación de TV	Promoción de Actividades Audiovisuales en Canarias, S.A.	2.404	40%
omotora de Publicidad Radial, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	1.447	19%
adio Bolivar Sonora, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	362	18,50%
adio Cacique, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	412	11,34%
adio Magdalena, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	3	16,71%
adio Popayán, S.A.	Popayán - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	293	0,43%
adio Quince de Bucaramanga, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	107	7,60%
adio Reloj de Manizales, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	90	19%
adio Reloj de Tulua, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	96	19%
adio Reloj del Quindio, S.A.	Armenia - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	367	9,50%
adio Sabinal, S.A.	Avda. del Mediterráneo, 105 - Almería	Explotación de emisoras de radiodifusión	Novotécnica, S.A.	137	44,19%
			Antena 3 de Radio, S.A.	93	30,00%
			Edicor, S.L.	22	7,05%
adio Tropical, Ltda.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	240	13,06%
adio Visión de Barranquilla, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	63	19%
adio, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	272	0,76%
adiotelevisión Compostela, S.L.	Fuencarral, 123 - Madrid	Prestación de servicios de televisión local	Unión de Televisiones Gallegas, S.A.	78	100%
eal Madrid Multimedia, S.L.	Concha Espina, 1 - Madrid	Explotación de los derechos del Real Madrid C.F.	Sogecable, S.A.	2	50%
ervicios Técnicos de Sogecable, S.L.	Gran Vía, 32 - Madrid	Prestación de servicios de televisión	Sogecable, S.A.	13.245	99,99%
ervicom, S.L.	Avda. de Montserrat, 50 - Almería	Distribución de productos editoriales	Espacio Editorial Andaluza Holding, S.L.	2	33,33%
			Comercialización de Medios 2000, S.A.	1	11,11%
			Novotécnica, S.A.	1	11,11%

SOCIEDADES ASOCIADAS INCLUIDAS EN EL PERIMETRO DE CONSOLIDACION: EJERCICIO 2001

Sociedad	Domicilio Social	Actividad	Sociedad que Posee la Participación	Diciembre 2001 Coste en Miles de Euros	Diciembre 2001 Porcentaje Nominal
temtel Telecomunicaciones Bolivia, S.A.	Pasaje Jáuregui, 2269 - Sopocachi, La Paz - Bolivia	Prestación de servicios de telecomunicaciones	Inversiones Digitales, S.A.	50	50%
ciedad de Radiodifusión Aragonesa, S.A.	Pº de la Constitución, 21 - Zaragoza	Explotación de emisoras de radio	Sociedad Española de Radiodifusión, S.A.	401	50%
ciedad General de Cine, S.A.	Gran Vía, 32 - Madrid	Explotación de derechos cinematográficos	Sogecable, S.A.	6.010	99,99%
ciedad Nacional de Radiodifusión, S.A.	Santa Fe de Bogotá - Colombia	Explotación de emisoras de radiodifusión en Colombia	Promotora de Informaciones, S.A.	163	19%
gecable Fútbol, S.L.	Gran Vía, 32 - Madrid	Explotación de canales temáticos de televisión	Compañía Independiente de Televisión, S.L.	16.765	99,99%
			Sogecable, S.A.	1	0,01%
gecable, S.A.	Gran Vía, 32 - Madrid	Explotación de actividades de televisión	Promotora de Informaciones, S.A.	134.633	21,27%
gepaq, S.A.	Gran Vía, 32 - Madrid	Explotación de derechos cinematográficos	Sogecable, S.A.	10.313	54,99%
nido e Imagen de Canarias, S.A.	Caldera de Bandama, 5 - Arrecife	Explotación del negocio radiofónico	Antena 3 de Radio, S.A.	155	50%
diocanal Spain, S.L.	Gran Vía, 32 - Madrid	Gestión y distribución de derechos audiovisuales	Sogepaq, S.A.	1.127	49%
lecomunicaciones Empresariales del Sur, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Explotación del negocio radiofónico	Ediciones LM, S.L.	135	83%
leonda Ciudad Real, S.L.	Avda. del Rey Santo, 8 - Ciudad Real	Explotación del negocio radiofónico	Ediciones LM, S.L.	1.875	80%
levisión Pontevedra S.A.	Joaquín Costa, 1 - Pontevedra	Prestación de servicios de televisión local	Unión de Televisiones Gallegas, S.A.	481	100%
okar de Colombia, S.A.	Santa Fe de Bogotá - Colombia	Gestión de activos en Colombia	Promotora de Informaciones, S.A.	873	19%
ión de Televisiones Gallegas, S.A.	Pza. de Orense, 3 - La Coruña	Explotación de medios audiovisuales locales y gestión de servicios de TV local	Promotora de Emisoras de TV, S.A.	750	25%
l Disme, S.L.	Trajiners, 3 - Valencia	Distribución de productos editoriales	Redprensa, S.A.	59	31,67%
arner Sogefilms, A.I.E.	Marcelo Spínola, 8 - Madrid	Distribución de películas	Sogecable, S.A.	30	50%
arner Lusomundo Cines de España, S.A.	Azalea, 1 Alcobendas - Madrid	Explotación de salas de cine	Sogecable, S.A.	12.701	33,33%
SUA Broadcasting Corporation	2100 Coral Way - Miami, Florida - EE.UU.	Radiodifusión	El Dorado Broadcasting	-	100%

MOVIMIENTO DE FONDOS PROPIOS: EJERCICIO 2001

(en miles de euros)	Capital Social	Prima de Emisión	Reservas de Revalorización 1983	Reservas de Revalorización RDL 7/96	Reserva legal	Reservas para Acciones Propias	Reservas Estatutarias	Reservas Capital Amortizado	Reservas Voluntarias	Reservas de Consolidación y de Sociedades puestas en Equivalencia	Diferencias de Conversión	Total Reservas	Beneficio Atribuido a la sociedad Dominante
aldo al 31 de diciembre de 2000	**21.881**	**108.369**	**3.289**	**10.650**	**2.231**	**8.782**	**5.578**	**1.373**	**229.493**	**65.081**	**(3.508)**	**431.338**	**92.637**
istribución del beneficio del ejercicio 2000													
Retribución a Consejeros													(1.442)
Dividendos													(23.064)
Reservas					2.145		5.363		36.991	23.632		68.131	(68.131)
raspaso de reservas por compra de autocartera						15.936			(15.936)				
otación de la provisión para acciones propias									(4.160)			(4.160)	
iferencias de Conversión										3.268	(9.801)	(6.533)	
ariación de Reservas de actualización										5.407		5.407	
tros										1.356	20	1.376	
esultado del ejercicio 2001													76.677
aldo al 31 de diciembre de 2001	**21.881**	**108.369**	**3.289**	**10.650**	**4.376**	**24.718**	**10.941**	**1.373**	**246.388**	**98.744**	**(13.289)**	**495.559**	**76.677**

PROMOTORA DE INFORMACIONES, S.A. (PRISA) Y SOCIEDADES DEPENDIENTES

Informe de gestión consolidado
correspondiente al ejercicio 2001

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Y SOCIEDADES DEPENDIENTES

INFORME DE GESTIÓN CONSOLIDADO

CORRESPONDIENTE AL EJERCICIO 2001

Durante 2001 la economía mundial ha hecho frente a uno de sus peores momentos en los últimos años. Las tres grandes áreas económicas del mundo (Estados Unidos de América, la Unión Europea y Japón) han sufrido simultáneamente un proceso de desaceleración económica, cuando no de abierta recesión, agravada tras los ataques terroristas del 11 de septiembre. El fuerte retraimiento de la actividad ha provocado un cambio en las expectativas de los consumidores y, en este difícil entorno, las empresas han tratado de adaptarse a la nueva situación llevando a cabo importantes políticas de reestructuración y de reducción de costes.

Grupo PRISA es líder en gran parte de los sectores en los que opera, y este liderazgo le ha permitido comportarse mejor que el mercado y que el resto de sus competidores. No obstante, las circunstancias de un nuevo entorno más competitivo y en continuo cambio han demandado una reestructuración de las unidades de negocio de PRISA y la creación de una Unidad de Servicios Compartidos, cuyo objetivo es lograr una mayor racionalización de los costes y la obtención de economías de escala entre las distintas empresas del Grupo.

El **mercado publicitario en España** mantenía un buen ritmo de crecimiento desde el ejercicio 1994, con aumentos de dos dígitos a partir del ejercicio 1997 y un comportamiento excepcional en el ejercicio 2000, año en el que se produjeron fuertes inversiones publicitarias en el desarrollo de las empresas de telecomunicaciones y de Internet. La reducción de las expectativas en este sector y la complejidad del entorno macroeconómico descrito han provocado que en el ejercicio 2001 se haya producido una fuerte caída. El conjunto de los ingresos publicitarios de PRISA, que representan un 36% del total de los ingresos de explotación, ha experimentado un descenso del 5,4%, mostrando un comportamiento muy por encima del registrado en el mercado publicitario español, cuya caída estimada durante este ejercicio ha sido del 11%. Los medios que más han acusado este declive han sido las televisiones generalistas y la prensa nacional.

En **Latinoamérica**, a pesar de la desfavorable coyuntura general, los crecimientos experimentados en los negocios del Grupo han sido muy positivos. En la actualidad, la mayor parte de los ingresos en esta zona geográfica proceden del negocio editorial, que en 2001 tuvo un crecimiento del 40,1% gracias, entre otros motivos, a la incorporación de Editora Moderna (Brasil).

Las empresas en **Argentina** han contribuido positivamente al total de las cifras del Grupo en el ejercicio 2001, aportando 39,2 millones de euros de ventas y 3,5 millones de euros de resultado de explotación. Es importante señalar que estas ventas corresponden mayoritariamente a las de libros de texto en el segmento privado, un área que históricamente ha mostrado una mayor resistencia a los efectos de la crisis en períodos de recesión.

Las cuentas del ejercicio 2001 recogen en el resultado financiero las diferencias de cambio derivadas de la devaluación del peso argentino, por un importe de 2,3 millones de euros.

CUENTA DE RESULTADOS CONSOLIDADA

	Millones de Euros		Variación
	2001	2000	%
Ingresos	1.196,9	1.108,3	8,0
EBITDA	187,9	207,4	(9,4)
EBIT	**116,0**	**146,8**	**(21,0)**
Resultado financiero	(23,5)	(5,4)	-
Resultado puesta en equivalencia	9,4	5,4	74,4
Amortización del fondo de comercio	(15,2)	(18,2)	(16,9)
Resultado de actividades ordinarias	**86,7**	**128,5**	**(32,5)**
Resultado extraordinario	(8,0)	3,1	-
Resultado antes de impuestos	**78,7**	**131,6**	**(40,1)**
Impuesto sobre beneficios	0,8	36,1	-
Resultado atribuido a socios externos	1,2	2,9	(56,9)
Resultado neto	**76,7**	**92,6**	**(17,2)**

EVOLUCIÓN DEL NEGOCIO

Los ingresos de explotación presentan un incremento del 8%, al alcanzar los 1.196,9 millones de euros, frente a los 1.108,3 millones de euros del año 2000.

El desglose de los ingresos por línea de actividad es el siguiente:

	Millones de Euros		Variación
	2001	2000	%
Ventas de publicidad	461,6	488,0	(5,4)
Ventas de libros y derechos	380,4	310,2	22,6
Ventas de periódicos y revistas	270,5	254,6	6,3
Ventas de música	29,1	23,1	26,0
Otros ingresos	203,9	175,4	16,3
Ajustes de consolidación	(148,6)	(143,2)	3,8
Total ingresos de explotación	**1.196,9**	**1.108,3**	8,0

- **Las ventas de publicidad** disminuyen un 5,4%. A pesar de la caída, las cifras alcanzadas en el ejercicio 2001 se sitúan por encima de las del ejercicio 1999.

- **Las ventas de libros y derechos** experimentan un crecimiento del 22,6%. La incorporación al perímetro de consolidación en 2001 de Editora Moderna (Brasil), así como un excelente comportamiento de todas las campañas de educación, tanto en España como en Latinoamérica, explican este fuerte avance.

- **Las ventas de periódicos y revistas** crecen un 6,3%. Las difusiones medias diarias de los principales periódicos durante el ejercicio 2001 (pendientes de verificar por OJD) han sido las siguientes:

	Ejemplares
El País	433.407
As	181.172
Cinco Días	25.535

- **Las ventas de música** muestran el positivo comportamiento de un negocio que se encuentra en fase de expansión, a pesar de los efectos negativos sobre el conjunto del sector de la reproducción y distribución ilegal de CD´s. Horus, incorporada al perímetro de consolidación en 2001, ha aportado durante el ejercicio unas ventas de 4,8 millones de euros.

- **Los otros ingresos de explotación** se incrementan en un 16,3%, sobre todo gracias al aumento de ingresos de la división de Impresión y los procedentes de las Televisiones Locales.

Además, se ha producido un **cambio en la composición de los ingresos** al pasar la publicidad a representar un 36% del total frente a un 42% en el mismo período del ejercicio 2000. Las ventas de libros y derechos ganan peso en la composición de ingresos y pasan a representar un 32% frente a un 28% en el ejercicio anterior:


1.196,9 MM €
1.108,3 MM €
14%
18%
36%
32%
12%
18%
42%
28%
2001
2000
Libros y derechos
Publicidad
Periódicos
Otros

<u>El Ebitda</u> se sitúa en 187,9 millones de euros, con una caída del 9,4% frente al año 2000.

<u>El resultado de explotación (EBIT)</u> alcanza los 116,0 millones de euros, frente a los 146,8 millones de euros registrados el ejercicio anterior, lo que supone una caída del 21,0%. Ello se debe fundamentalmente:

- Al peor comportamiento de los ingresos publicitarios, que caen un 5,4%.
- Al resultado de explotación negativo de los nuevos negocios, entre los que se encuentran las Televisiones Locales (-12,1 millones de euros), Prisacom (-12,4 millones de euros) y la prensa regional (-6,7 millones de euros). Estos nuevos negocios están en plena fase de lanzamiento y cuentan con buenas perspectivas de crecimiento.

<u>El resultado financiero</u> fue de 23,5 millones de euros negativos, como consecuencia del mayor nivel de endeudamiento registrado durante el ejercicio 2001.

<u>El resultado antes de impuestos</u> fue de 78,7 millones de euros.

Se ha producido una ampliación de 10 a 20 años del plazo de amortización de algunos de los fondos de comercio, con la finalidad de adaptar al Grupo al entorno económico.

El <u>beneficio neto alcanza los</u> 76,7 millones de euros, frente a los 92,6 millones de euros registrados en 2000, lo que supone una disminución del 17,2%.

Una modificación relativa a la tributación de las plusvalías por ventas de inmovilizado pendientes de integrar en la base imponible del impuesto, generadas en los ejercicios 1996 a 2001, ha permitido aplicar una deducción en la cuota del 17% sobre las mismas, al integrarse en su totalidad en el ejercicio 2001. Este efecto, junto con un ingreso por deducciones derivado de las inversiones en Editora Moderna y en Sistema Radiópolis, han hecho que finalmente el gasto por impuesto de sociedades en el ejercicio 2001 sea de 0,9 millones de euros.

CONTRIBUCIÓN DE LATINOAMÉRICA

En el ejercicio 2001, la mayor parte de los ingresos del Grupo generados en Latinoamérica proceden del negocio editorial de Santillana.

La contribución de Latinoamérica a los ingresos y al resultado de explotación del grupo es la siguiente:


Ingresos
25%
España
Latam
75%


Resultado de Explotación: EBIT
30%
España
Latam
70%

INVERSIONES

El desglose de las inversiones, incluidas las inversiones corrientes, durante el ejercicio 2001 por Unidad de Negocio ha sido el siguiente:

	Millones de Euros
Editorial (incluye Moderna)	125
Prisa y Otros(incluye Radiópolis)	95
Impresión	24
El País	20
TV Locales	13
Radio	10
Prensa Especializada	7
Música	10
Internet	4
Total	**308**

En 2001 PRISA ha destinado una gran parte de sus inversiones al desarrollo internacional, a través de la adquisición en Brasil de Editora Moderna, por 80 millones de euros, y de la adquisición en México del 50% de Sistema Radiópolis, por 66 millones de euros.

EVOLUCIÓN DE LA DEUDA

Las inversiones realizadas durante los últimos años han provocado un aumento del endeudamiento, situándose la deuda neta a finales de diciembre de 2001 en 371 millones de euros, lo que supone un incremento de 167 millones frente a la deuda neta a diciembre de 2000.

El ratio Deuda neta/Ebitda a 31 de Diciembre de 2001 es de 1,97.

EVOLUCIÓN POR UNIDADES DE NEGOCIO

La evolución de los ingresos y del resultado de explotación de las distintas Unidades de Negocio del Grupo durante el ejercicio 2001 ha sido la siguiente:

	Ingresos de explotación (Millones de Euros)		
	2001	**2000**	**Var (%)**
El País	291,3	322,8	(9,8)
Otros medios impresos	226,1	212,1	6,6
Radio	186,1	183,7	1,3
Tv Locales	7,7	1,0	-
Prisacom	8,8	5,5	60,4
Santillana	389,0	312,2	24,6
Música	39,1	23,5	66,5
GDM	82,5	85,8	(3,9)
Impresión	97,1	90,2	7,7
Otros	17,8	14,7	21,5
Ajustes	(148,6)	(143,2)	3,8
Total	**1.196,9**	**1.108,3**	**8,0**

	Ingresos de explotación (Millones de Euros)		
	2001	**2000**	**Var (%)**
El País	57,0	73,5	(22,5)
Margen s/vtas	**19,6%**	**22,8%**	
Otros medios impresos	(8,9)	(1,2)	-
Margen s/vtas	**(3,9%)**	**(0,6%)**	-
Radio	31,5	34,3	(8,2)
Margen s/vtas	**16,9%**	**18,7%**	
TV Locales	(12,1)	-	-
Margen s/vtas-			
Prisacom	(12,4)	(11,7)	(5,7)
Margen s/vtas		-	
Santillana	45,0	33,4	34,9
Margen s/vtas	**11,6%**	**10,7%**	
Música	2,0	(0,8)	-
Margen s/vtas	**5,1%**	**(3,3%)**	
GDM	7,2	8	(9,1)
Margen s/vtas	**8,8%**	**9,3%**	
Impresión	14,1	14,7	(4)
Margen s/vtas	**14,5%**	**16,3%**	
Otros	(7,4)	(3,3)	
Total	**116,0**	**146,8**	**(21,0)**

El País

	Millones de Euros		Var (%)
	2001	2000	
Ingresos de explotación	291,3	322,8	(9,8)
Gastos de explotación	234,3	249,3	(6,0)
EBIT	57,0	73,5	(22,5)
%/Ventas	19,6%	22,8%	
EBITDA	66,6	83,8	(20,5)

Ingresos de explotación



MN €
322,8
291,3
360,0
300,0
240,0
180,0
120,0
60,0
0,0
2000
2001

Resultado de explotación (Ebit)



MN €
73,5
57,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
2000
2001

Los principales acontecimientos durante el ejercicio 2001 han sido los siguientes:

- Los ingresos por publicidad, que representan un 57% del total de los ingresos de explotación, han experimentado una caída del 16,1%. No obstante, las cifras de publicidad del ejercicio 2001 se sitúan por encima de los niveles alcanzados en el ejercicio 1999.

- Los ingresos por circulación, que representan un 40% del total de los ingresos, han experimentado un crecimiento del 6%. **La difusión media diaria** ha sido de 433.407 ejemplares, un 0,7% inferior a la media diaria registrada durante el ejercicio anterior. La difusión media los fines de semana ha alcanzado los 732.682 ejemplares, un 3,3% más que en 2000.

- El precio de mercado del papel subió un 20% durante el ejercicio 2001. El impacto de esta subida fue inferior en el caso de EL PAÍS gracias a la existencia de stock a un coste inferior y a un ajuste de la paginación, que conjuntamente han llevado a que finalmente las compras y consumos disminuyan un 9,1% respecto al ejercicio anterior.

- La política de contención y ahorro de costes puesta en práctica durante el ejercicio ha permitido que, pese a la caída del mercado publicitario, el margen de ebit sobre ventas se sitúe en el 19,6%.

Otros medios impresos

	Millones de Euros		Var (%)
	2001	2000	
Ingresos de explotación Gastos de explotación	226,1 235,0	212,1 213,2	6,6 10,2
EBIT %/Ventas	(8,9) 3,9%	(1,2) (0,6%)	-
EBITDA	(3,3)	3,4	-

Ingresos de explotación


MN €
212,1
226,1
240,0
210,0
180,0
150,0
120,0
90,0
60,0
30,0
0,0
2000
2001

Resultado de explotación (Ebit)


MN €
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-10,0
-1,2
-8,9
2000
2001

Los principales acontecimientos durante el año 2001 han sido los siguientes:

- El empeoramiento del resultado de explotación obedece fundamentalmente a la prensa regional, que ha aportado un resultado de explotación negativo de 6,7 millones de euros.

- Diario As ha alcanzado una difusión media diaria de 181.172 ejemplares, un 15% más que la registrada en el ejercicio anterior.

- La difusión media diaria alcanzada por Cinco Días ha sido de 25.535 ejemplares, frente a los 28.287 ejemplares alcanzados el ejercicio anterior, como consecuencia, entre otros factores, de la mayor sensibilidad de la prensa económica ante la evolución general de la economía.

- Grupo Garafulic, líder en Bolivia de los sectores de prensa y TV, se incorpora por primera vez al perímetro de consolidación en el ejercicio 2001.

Radio / Cadena Ser

	Millones de Euros		Var (%)
	2001	2000	
Ingresos de explotación	186,1	183,7	1,3
Gastos de explotación	154,7	149,4	3,5
EBIT	31,5	34,3	(8,4)
%/Ventas	16,9%	18,7%	
EBITDA	36,5	39,7	(7,1)


Ingresos de explotación
MN €
200,0
160,0
120,0
80,0
40,0
0,0
183,7
187,9
2000
2001


Beneficio de explotación (Ebit)
MN €
36,0
30,0
24,0
18,0
12,0
6,0
0,0
34,3
31,9
2000
2001

Principales acontecimientos durante el ejercicio 2001:

- Dentro <u>del mercado publicitario español</u> la radio ha sido el sector que mejor se ha comportado durante el ejercicio. La posición de liderazgo de PRISA le ha permitido ofrecer unos resultados por encima de los del mercado, incrementando los ingresos un 1,3% respecto al ejercicio anterior.

- <u>La venta de la red de alta frecuencia</u> a Medialatina aportó un resultado extraordinario de 25,6 millones de euros a las cuentas consolidadas del Grupo. A raíz de esta venta, en el ejercicio 2001 se ha registrado un gasto adicional por el alquiler de dicha red, que explica en su mayor parte la disminución del resultado de explotación.

- En cuanto a <u>audiencia,</u> el último Estudio General de Medios ha confirmado una vez más el liderazgo absoluto de la SER en todas las franjas horarias en radio convencional y en radiofórmulas musicales.

Televisiones Locales

	Millones de Euros 2001
Ingresos de explotación Gastos de explotación	7,7 19,8
EBIT %/Ventas	(12,1)
EBITDA	(11,0)

El negocio de las **televisiones locales**, que inició su actividad en el ejercicio 2000, se encuentra en plena fase de expansión. A 31 de Diciembre de 2001, PRISA cuenta con 28 participaciones directas, indirectas y acuerdos de asociación en 58 televisiones locales, que suponen una cobertura del 30% de la población española.

Prisacom

	Millones de Euros		**Var (%)**
	2001	**2000**	
Ingresos de explotación Gastos de explotación	8,8 21,2	5,5 17,2	60,4 23,2
EBIT %/Ventas	(12,4)	(11,7)	(5,7)
EBITDA	(10,3)	(10,5)	(2,5)

En julio de 2001 PRISA vendió el ISP y el portal Inicia a Tiscali, por un importe de 8,2 millones de euros. A este importe hay que añadir los ingresos de 10 millones de euros derivados de los acuerdos comerciales incluidos en la operación.

Editorial / Santillana

	Millones de Euros		Var (%)
	2001	2000	
Ingresos de explotación	389,0	312,2	24,6
Gastos de explotación	343,9	278,8	23,4
EBIT	45,0	33,4	34,9
%/Ventas	11,6%	10,7%	
EBITDA	78,4	58,6	33,9

Ingresos de explotación


MN €
420,0
360,0
300,0
240,0
180,0
120,0
60,0
0,0
312,2
389,0
2000
2001

Beneficio de explotación (Ebit)


MN €
48,0
40,0
32,0
24,0
16,0
8,0
0,0
33,4
45,0
2000
2001

Los siguientes han sido los acontecimientos más importantes del ejercicio 2001:

- Excelente comportamiento de las campañas de educación tanto en España como en Latinoamérica, pese al difícil entorno económico.
- Editora Moderna se ha incorporado al Grupo, aportando unos ingresos de 48,9 millones de euros y un ebit de 2,8 millones de euros.
- El desglose de los ingresos por área geográfica en el ejercicio 2001 ha sido el siguiente:


España 37%
Latam 63%

- Reestructuración de la cadena de tiendas Crisol, que ha colocado a la compañía en una situación más competitiva de cara al futuro

Música

	Millones de Euros		Var (%)
	2001	2000	
Ingresos de explotación	39,1	23,5	66,5
Gastos de explotación	37,1	24,3	53,0
EBIT	2,0	(0,8)	-
%/Ventas	5,1%	(3,3%)	
EBITDA	3,9	(0,4)	-

El negocio de música, que inició su actividad a finales de 1999, ha alcanzado durante este ejercicio 2001 un fuerte ritmo de crecimiento y un resultado de explotación positivo de 2,01 millones de euros, lo que supone un margen del 5,1%.

Los acontecimientos más importantes del ejercicio 2001 han sido los siguientes:

- Adquisición de la **discográfica Horus**
- Éxito de los lanzamientos de artistas, entre los que destacan los discos de Paulina Rubio, Tamara y Raúl.
- Venta de más de **2.000.000 de cd´s.**

Venta de publicidad en medios (GDM)

	Millones de Euros		Var (%)
	2001	2000	
Ingresos de explotación	82,5	85,8	(3,9)
Gastos de explotación	75,2	77,8	(3,4)
EBIT	7,2	8,0	(9,1)
%/Ventas	8,8%	9,3%	
EBITDA	7,7	8,4	(8,2)

Dada la naturaleza del negocio de esta Unidad, para poder analizar la evolución es necesario calcular los ingresos netos de explotación:

	Millones de Euros		Var (%)
	2001	2000	
Ventas de publicidad	82,5	85,8	(3,9)
Coste de ventas	60,4	63,4	(4,8)
Ingresos netos de explotación	**22,1**	**22,4**	**(1,4)**

A pesar de la caída del 3,9% en la facturación publicitaria de los soportes gestionados por GDM, los ingresos netos tan sólo muestran una caída del 1,4%, gracias a la mejora de la rentabilidad media por cliente de la actual cartera respecto al ejercicio 2000.

Del total de la publicidad gestionada por GDM, aproximadamente el 20% corresponde a medios ajenos al Grupo.

Impresión

	Millones de Euros		
	2001	2000	Var (%)
Ingresos de explotación	97,1	90,2	7,7
Gastos de explotación	83,1	75,5	9,9
EBIT	14,1	14,7	(4,0)
%/Ventas	14,5%	16,3%	
EBITDA	22,6	23,4	(3,5)

La distribución de los ingresos de explotación ha sido como sigue:


Exportación:32%
Nacional:68%


Clientes del Grupo:36%
Clientes Terceros: 64%

Sogecable

Grupo PRISA participa en un 21,27% en el capital social de Sogecable, al igual que Canal Plus Francia, accionistas de control de la sociedad.

Al 31 de diciembre de 2001, Canal + cuenta con 1.871.000 abonados, manteniendo su amplio liderazgo como canal *premium* en España. En 2001 ha incorporado 113.000 nuevos clientes.

Canal Satélite Digital ha superado los 1.230.000 abonados al 31 de diciembre de 2001, incorporando más de 178.000 nuevos abonados en los últimos doce meses.

En conjunto, Sogecable ha alcanzado un total de 2.017.000 abonados al 31 de diciembre de 2001, añadiendo 93.000 nuevos clientes a sus ofertas en los últimos doce meses. Los abonados de la oferta digital representan al final de 2001 el 61% del total.

En el ejercicio 2001 la cifra de negocio del Grupo Sogecable, 996,7 millones de euros, superó en un 13,4% la obtenida en el año 2000.

El Resultado Bruto de Explotación (EBITDA) alcanzó los 156 millones de euros, lo que supone un crecimiento del 31,5% respecto al ejercicio anterior (118,6 millones de euros).

El Resultado de Explotación (EBIT) experimentó un crecimiento del 73,7%, ascendiendo a un beneficio de 5,7 millones de euros, frente a los 3,3 millones de euros del año 2000.

El Resultado Neto Consolidado de 2001 del Grupo Sogecable refleja un beneficio de 2,8 millones de euros, dejando atrás las pérdidas registradas en los tres últimos ejercicios.